# Tastes for Life

2002 Annual Report



02044247

ARS
7/28/2002

RECD S.E.C.
JUN 2 7 2002
1086

1-8495

PROCESSED
JUL 1 6 2002
THOMSON
FINANCIAL

Constellation



## Our Toast To You....

A toast is a way of honoring a person or celebrating an occasion, usually with a drink in hand. At Constellation we have many brands to toast with, many reasons to celebrate, and what's most important – many people who deserve our toast: our employees, shareholders, distributors and retailers, and the millions who enjoy our products every day. To all of you, Constellation wishes health, happiness and prosperity – and a continuing taste for life.

# Financial Highlights

*For the Years Ended February 28 and 29**
*(in thousands except per share data)*

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Gross sales** | $3,633,958 | $3,154,294 | $3,088,699 | $1,984,801 | $1,632,357 |
| **Net sales** | $2,820,503 | $2,396,685 | $2,340,469 | $1,497,343 | $1,212,788 |
| **Operating income** | $ 342,481 | $ 270,868 | $ 235,041 | $ 145,892 | $ 112,070 |
| **Net income** | $ 137,975 | $ 97,342 | $ 77,375 | $ 61,909 | $ 47,130 |
| **Basic earnings per share** | $ 1.62 | $ 1.33 | $ 1.07 | $ 0.85 | $ 0.63 |
| **Diluted earnings per share** | $ 1.57 | $ 1.30 | $ 1.05 | $ 0.82 | $ 0.62 |
| **Stockholders' equity** | $ 955,736 | $ 616,268 | $ 520,840 | $ 435,272 | $ 425,427 |

## Gross Sales Breakdown



○ Imported Beer 23%
○ Spirits 17%
○ Popular and Premium Wine 27%
○ Fine Wine 4%
○ U.K. Brands 13%
U.K. Wholesale 16%


* *Excluded in each of the 2002 and 1999 Financial Highlights shown above are the impacts of an extraordinary item. Included in each of the 2000 and 1999 Highlights are the impacts of certain nonrecurring charges. Details can be found in the Company's Annual Reports on Form 10-K for the fiscal years ended February 28, 2002 and 2001.*

*Note: Earnings per share have been retroactively adjusted to give effect to a two-for-one stock split distributed in the form of a stock dividend on May 13, 2002.*

Constellation Brands, Inc. is a leading producer and marketer of beverage alcohol brands in North America and the United Kingdom. In the United States, the Company is the second largest supplier of wine, the second largest importer of beer and the third largest supplier of distilled spirits. In the U.K., Constellation is the leading independent on-premise drinks wholesaler, a leading marketer of wine and the second largest producer and marketer of cider. With its broad product portfolio, the Company is uniquely positioned to satisfy an array of consumer preferences across all beverage alcohol categories. Leading brands in Constellation's portfolio include: Franciscan Oakville Estate, Simi, Estancia, Ravenswood, Corona Extra, Pacifico, Modelo Especial, St. Pauli Girl, Almaden, Arbor Mist, Vendange, Talus, Covey Run, Alice White, Black Velvet, Fleischmann's, Schenley, Ten High, Stowells of Chelsea, QC, Blackthorn and K.



Richard Sands
*Chairman, President and Chief Executive Officer*

# To Our Shareholders

Fiscal 2002 was a defining year for Constellation, one of which we can all be proud. Our accomplishments were many, our results impressive. We achieved record financial performance, delivered strong organic sales growth balanced by strategic acquisitions, and attained a record stock price. This strong performance resulted from the successful execution of our brand-based, consumer-focused strategy.

We are pleased that our efforts during the past year helped us achieve our primary goal of enhancing shareholder value. In Fiscal 2002, despite weakness in many sectors of the economy in the U.S. and globally, we proved once again that our strategy works, and is hard at work for you.

- Our share price rose over 70 percent, adding more than $1.2 billion in market capitalization
- Net sales grew 18 percent
- Acquisitions added over $220 million in net sales, while organic growth contributed a healthy 8.5 percent
- Earnings per share increased 21 percent
- We recorded our 16th consecutive quarter of double-digit earnings per share growth – performance unmatched by our peers

In just over ten years, Constellation has undergone a remarkable transformation, growing from a national company centered on regional brands into an industry leader. As we review the past year for you, we will focus on the strategies that enabled Constellation to deliver these strong results and also share our blueprint for ongoing growth.

## Strategic Advantages Fuel Consistent Growth

Constellation's size and the breadth of our product offerings have provided us with an increasingly important strategic advantage during a period of continuing industry consolidation. Our high level of organic growth and growth through acquisition have strengthened our relationships with our valued business partners – distributors and retailers. Every day, we further solidify and expand these relationships through our strategy of maintaining operating units with individual sales, marketing and production groups. This approach allows us the flexibility to stay close to our customers and our markets, and was validated again during the past year as Constellation responded quickly to changing patterns of consumption during a slowing economy.

In Fiscal 2002, Constellation also demonstrated its skill at efficiently incorporating acquisitions into our portfolio, creating immediate benefits from greatly expanded distribution and enhanced marketing support. Ravenswood, the popular and well-respected California Zinfandel acquired last year for the fine wine portfolio, saw its volume rise 23 percent in its first eight months with Constellation. Brands such as Vendange and Talus, added in the past year to the popular and premium portfolio, were integrated successfully, greatly improving the margins in our business. Pacific Wine Partners, the joint venture with BRL Hardy established in August 2001, acquired Blackstone, a popular California Merlot that has seen 60 percent growth since joining the alliance. The key Australian brand of the partnership, Banrock Station, generated growth of more than 80 percent since last year. All of these actions during the past year continued to underscore Constellation's sustainable competitive advantage in identifying and integrating strategic acquisitions.

## Strong Portfolio Yields Strong Results

Consumers rarely drink in just one beverage alcohol category. Consequently, our greatest strength is our portfolio of more than 200 brands. The breadth and depth of our portfolio enables us to provide millions with their beverage alcohol of choice across our primary categories of imported beer, wine and spirits.

At the center of Constellation's portfolio are our growth drivers – imported beer, fine wines and U.K. wholesale – that more than lived up to their name last year. Together, their net sales grew 21 percent and at year-end represented 49 percent of sales. Specifically, imported beer saw 15 percent growth in net sales, primarily through Corona's strong growth and position as the No. 1 imported beer in the U.S. With the addition of Ravenswood, our fine wine portfolio grew 53 percent. The U.K. wholesale business grew 23 percent in Fiscal 2002, driven by winning new accounts and strong shipments of the ready-to-drink category. Constellation is a leading distributor of that drink category in the U.K.

Our other major businesses, which accounted for 51 percent of net sales, contributed significant cash flow to fuel future growth. They also added greatly to our overall margin expansion. Our spirits division saw growth equal to or greater than industry averages in eight out of ten categories. Our popular and premium wine division – through the addition of strong brands to increase offerings in the $5 to $7 price point range – significantly strengthened its portfolio. Our U.K. branded business had a strong year with its wine portfolio. Stowells of Chelsea, the No. 1 wine brand in the U.K., grew 26 percent.

Constellation exceeded its overall sales and profit targets in Fiscal 2002 through our adherence to balanced growth, which was achieved organically and through acquisitions that expand and enhance our portfolio through higher-margin products.

## Looking Ahead

In the coming year, Constellation expects continued growth, maintaining the innovative marketing approaches that have helped us expand in the past. We will also look for additional strategic acquisitions that meet our strict financial guidelines and enhance our broad portfolio of beverage alcohol brands. Without acquisitions, we continue to adhere to our long-term target of six to eight percent net sales growth. We also anticipate continued margin expansion through synergies from our businesses, benefits from incremental growth and faster growing, high-margin businesses such as fine wines.

In Fiscal 2003, Constellation will enjoy the first full year of contribution from Ravenswood and Pacific Wine Partners. Additionally, in imported beer, price increases in the Mexican portfolio will allow for increased marketing and sales support designed to enhance future growth.

On the international side, U.K. prospects for the wholesale and wine business remain excellent. Constellation International, formed in March 2002 to coordinate the majority of our export activities, will give more consumers around the world greater access to our products. It will also provide us with improved market insights in a number of areas, including determining which of our brands have the greatest export potential and assessing the international acquisition landscape.

Constellation's future is strong and sound. We are well positioned in an industry whose dynamics, when coupled with effective strategies and management, can result in impressive financial performance. Our stock's 70 percent appreciation in Fiscal 2002 was a solid indicator of that performance. And because of our continuing confidence in the Company's outlook, we announced our second stock split in a year for shareholders.

Over the past several years Constellation has grown significantly, yet our evolution has just begun. The best part of our history has yet to be written, thanks to 5,000 dedicated employees; a talented management team; investors who have shown increasingly strong support for our strategic initiatives; distributors and retailers who believe in the Constellation portfolio; and consumers loyal to our brands. In the coming years, you will see that your continuing support will be rewarded through our unwavering commitment to enhancing shareholder value.

Richard Sands

*Chairman, President and Chief Executive Officer*

# A Proven Track Record

Constellation has come a long way since 1945, when we had one product, bulk wine, and just a handful of employees. Today Constellation is an industry leader, due in great part to a growth initiative begun ten years ago that focused on brand building and strategic acquisitions. During this period, we increased net sales from approximately $200 million in 1991 to nearly $3 billion in Fiscal 2002.

Consistent implementation of Constellation's strategies has yielded a strong track record. Based on our overall performance of the past five years, it is clear we have established a pattern of success. Our net sales have grown 133 percent since Fiscal 1998, and our EBITDA (earnings before interest, taxes, depreciation and amortization) rose nearly 200 percent. During this time our diluted earnings per share grew 2.5 times, from $0.62 to $1.57.



$ in millions
CAGR = 23.5%
$1,213
$1,497
$2,340
$2,397
$2,821
1998
1999
2000
2001
2002




$ in millions
CAGR = 31.2%
$145
$184
$300
$341
$430
1998
1999
2000
2001
2002


* Earnings before interest, taxes, depreciation and amortization.



CAGR = 26.1%
$0.62
$0.82
$1.05
$1.30
$1.57
1998
1999
2000
2001
2002


CAGR – Compound Annual Growth Rate



One Year Relative Total Returns
175
150
125
100
75
2/28/01
6/1/01
9/1/01
12/1/01
2/28/02
Constellation Stock
S&P 500 Index
S&P Beverage Index





# Building for the Future – Strategies for Success

Constellation is a premier beverage alcohol company. We have achieved this through continued implementation of five key operating strategies that have guided our growth and positioned us for continued success since 1991. While a focus on our growth drivers underlies much that we do, our overall success allows us to ensure appropriate levels of support for all of our businesses.

### *Capitalizing on Diverse Consumer Preferences*

Our broad portfolio enables us to provide the beverage alcohol of choice to satisfy tastes for life, whatever the occasion.



Constellation's approach to the market – a focus on leading brands in all major beverage alcohol categories – sets us apart from competitors. While we are in an industry that is generally buffered from market volatility, we ensure Constellation's strong position even further by reducing our dependence on a single category.

### *Building Powerful Consumer Brands*

We firmly believe Constellation's success comes in large part from our significant commitment to each of the beverage alcohol segments – imported beer, wine and spirits. Our ability to build brands – through innovation, revitalization and acquisition – helps ensure our continued success.



Veramonte, our leading Chilean wine brand, gained a new identity through distinctive labeling and it was selected as the premium house wine at all Hyatt hotels. Ravenswood, the leading premium Zinfandel wine in the U.S., was successfully introduced into the U.K. and a major specialty retailer has already given Ravenswood a prominent position in its stores.





We also brought our U.K. cider brand "K" to the U.S. Positioned as a premium bottled cider, we sold over 600,000 cases in its first year in the U.S. We also introduced line extensions for several of our spirits brands. In prepared cocktails, Chi-Chi's Long Island Iced Tea made its debut; and a line of flavored Fleischmann's vodkas were added to our spirits portfolio.





In imported beers, the same marketing savvy that made Corona the No. 1 imported beer in the U.S. has been successfully applied to the rest of our Mexican beer portfolio including Corona Light, Pacifico, Modelo Especial and Negra Modelo; as well as our national portfolio including St. Pauli Girl, Peroni, Tsingtao and Tetley's.



Arbor Mist introduced new single-serve plastic bottles, which now allows consumers to enjoy the product almost anywhere, including where glass is not allowed – from stadiums to beaches to outdoor events. The new packaging will give Arbor Mist the momentum to maintain its No. 1 position in the wine-with-fruit category it created four years ago.



Whether we are creating a new category as we did with Arbor Mist; reinvigorating a brand such as Paul Masson Grande Amber, which is now the No. 2 brandy in the U.S.; or making the product more convenient as we did with Almaden Bag-in-the-Box; we always have consumer preferences in mind.

### *Achieving Critical Mass*

In order to be successful, we must get our brands in front of many consumers, and our size helps us achieve that goal. Today, in our relationships with our distributors and retailers, we are able to offer them access to some of the best known brands in imported beer, wine and spirits – all from a single source.

Excluding the major domestic beer companies, Constellation is the largest volume shipper of beverage alcohol products in the U.S., significantly larger than our closest competitors.





In Fiscal 2002, our popular and premium portfolio added over six-and-a-half million cases through strategic acquisitions that included the California brands Vendange and Talus; the Washington State brands Covey Run and Columbia; and Australian import Alice White.

Today, through carefully planned growth and highly selective acquisitions, Constellation is one of the largest producers of fine wines in the U.S. The portfolio is also recognized as one of the most desirable by fine restaurants nationwide.

### *Allocating Resources to the Faster Growing Segments*

We participate and invest in the faster growing segments of our industry. During the year, our imported beer portfolio continued its impressive growth, increasing 15 percent. The incredible growth of Corona, vaulting to the seventh most popular beer in the U.S., has been largely achieved with a consistent marketing campaign based on fun, sun and beach.



Along with adding Ravenswood to our fine wine portfolio, we have also made significant investments in our Estancia winery. In support of future demand, Constellation has purchased or leased additional acreage for planting new vineyards and made capital investments in this Monterey winemaking facility. Built from the vineyard up as a brand that combined superior quality at an accessible price, Estancia today sells nearly 500,000 cases and is growing rapidly.

In the U.K., where RTDs (ready-to-drink beverages) have grown substantially, Constellation has participated in this growth through the introduction of fcuk SPIRIT. Through its U.K. wholesale business, it is a leading distributor of RTDs to the on-premise market.



We also act on strategic opportunities that enable us to gain presence in high-growth segments outside our traditional offerings. Pacific Wine Partners, our joint venture with BRL Hardy, gives us greater participation in Australian wines – the fastest growing imported wine segment in the U.S. In addition, Pacific Wine Partners acquired the Blackstone brand in October 2001, bolstering our wine offerings in the premium wine segment.

### *Staying Close to Our Customers*

Constellation believes its entrepreneurial approach to business is one of its greatest advantages and this is demonstrated most clearly in our operating divisions which have independent sales, marketing and production units. This approach enables us to better understand and more quickly respond to changing consumer preferences than we could with centralized sales and marketing.

Our results prove the benefits delivered are immeasurable in terms of the customer service provided and loyalty gained through this approach.

More specifically, our success in this area can be measured by how Constellation responded to the slowing economies in both the U.S. and U.K. Notwithstanding the turmoil, our businesses delivered strong results. This gave us the flexibility to quickly shift our focus during a slowing economy from on-premise to at-home consumption, and we saw less volatility during the year than many of our peer companies.



# Here's what other people are saying...

"With a substantive presence in and around the alcohol-product universe, the company has something for almost everyone, and has almost everyone distributing something."

*Beverage World, February 2002*

"Constellation's breadth across categories also insulates it against market forces."

*The Wall Street Journal, June 28, 2001*

"Constellation has engineered a flurry of deals that have made it a major force in the premium wine sector."

*Impact, March 1, 2002*

"With growth rates above industry averages and deep pockets, Constellation is sure to play a major role in ongoing wine business consolidation..."

*Wine Enthusiast, August 2001*

"[Constellation] has after all established a business plan that has worked for the last 12 years and it has stuck to it in sectors and markets it knows well."

*just-drinks.com, October 29, 2001*

# Offering Consumers Choice

Whether consumers want imported beer, wine or spirits, Constellation's portfolio offers more than 200 ways to meet their preferences – whatever the drink, occasion, or price. And because of Constellation's commitment to brands, the choices are well known and recognized by consumers for their quality and value.





# Building Brands – Knowing the Consumer

Constellation's business formula – consumer focus and the ability to build leading brands – has helped us achieve a commanding market share in both the U.S. and the U.K.

- We produce 20 of the top 100 wine brands in the U.S., including such high-volume popular and premium labels as Arbor Mist, Almaden, Cook's, Inglenook, Paul Masson, Talus and Vendange.



- Our imported beer portfolio includes six of the top 25 imports in the U.S. with the No. 1 import Corona Extra, and leading brands like Negra Modelo and St. Pauli Girl.



- Our spirits portfolio features 15 of the top 100 brands in the U.S., including Black Velvet, Paul Masson Grand Amber brandy, SKOL, Fleischmann's and Mr. Boston.
- The Stowells of Chelsea brand is the No. 1 wine in the U.K., and Blackthorn is the No. 2 cider.

Our commitment to building brands consumers enjoy is evident throughout Constellation – and we continue to look for ways to improve our brands, maintain consumer loyalty and reinforce our top market positions.



Constellation's fine wine portfolio is a collection of seven distinct wineries. Each has its own "reason for being," meaning it is focused on a class, appellation or varietal that makes it relevant in a crowded marketplace. Each winery is built on a foundation of a powerful vineyard base in some of the world's most respected wine-growing regions, including Napa Valley, Sonoma County, Monterey, Paso Robles and Casablanca Valley in Chile. Each has a winemaker that is among the most respected in his/her field. And each winery tells a story of rich history, charismatic personalities and groundbreaking innovations that have influenced the fine wine business in meaningful ways. Simi, one of the oldest wineries in California, was founded in 1876; Franciscan has been a leader in Napa Valley winemaking since 1973; and Mount Veeder was the first California winery to plant one vineyard with five Bordeaux varietals.



Constellation's Stowells of Chelsea brand originated as a high-quality box wine for the U.K.'s on-premise market. Packaged for convenience and freshness, Stowells quickly developed a reputation for quality at affordable prices and for introducing consumers to wines from around the world. Today the line has 26 wine varieties from ten countries. Several years ago, the brand was made available to the off-premise retail market, and building on its quality image, was later introduced in glass bottles. It is the best-selling wine in the U.K., and the first wine brand to sell more than three million nine-liter cases annually.



Constellation also understands consumer preferences when it comes to packaging. Almaden Bag-in-the-Box is the second best-selling wine in its category, with the equivalent of six-and-a-half million nine-liter cases sold annually. By listening to our consumers, who wanted greater convenience and a product that stayed fresher longer, we realized we could do better. As a result, we've brought great innovations to this category, including our exclusive no-drip spout. Last year production managers at Constellation's Mission Bell Winery were determined to make the wine even better. In one initiative, production of the foil packaging for the wine was brought in-house. Through this step, packaging consistency was improved, ensuring a high-quality product for consumers. As a bonus, production costs were reduced.


ALMADEN





Newly Acquired Brands

**Alice White**

**Blackstone***

**Columbia**

**Covey Run**

**Ravenswood**

**Talus**

**Vendange**

** Acquired through joint venture – Pacific Wine Partners*

Newly Developed Brands

Brickstone Cellars

Chi-Chi's Long Island Iced Tea

fcuk SPIRIT

Fleischmann's flavored vodkas

K Ice

# Balancing Growth

At Constellation, careful cultivation of existing brands and strategic development of new ones is central to our success. As a result, while internal growth is the foundation of Constellation's growth strategy, acquisitions also play a critical role in our long-term growth formula. Both approaches to growth are necessary for Constellation to continue to provide consumers with a broad selection of choices, to maintain successful partnerships with distributors and retailers, and to continue to enhance shareholder value.

When we determine the need to expand our portfolio, Constellation has a dedicated team that can identify and evaluate appropriate opportunities. With a decade's worth of acquisition experience; Constellation's ability to target, successfully close and efficiently integrate acquisitions has become a core competency.

Constellation's portfolio is the heart of our business. In keeping the portfolio fresh and appealing through innovative approaches to existing brands and strategic expansion through acquisition, we strengthen our relationship with consumers by offering products they enjoy, time after time.







# Distribution – a Key to Success

The U.S. beverage alcohol distribution system, in place since the repeal of Prohibition in 1933, is highly complex and regulated, with each state granted individual authority.

Consequently, Constellation's strong relationships with its distributors and retailers are critical to its ongoing success. Constellation sells the equivalent of more than 100 million nine-liter cases annually, providing us with an enormous presence. Our size can present challenges to our network of more than 1,000 distributors and the tens of thousands of retailers they serve. That is why we work with them to make certain they have the sales and marketing tools to succeed – from wine tasting notes and product accolades to customizable point-of-sale promotional materials. Our strategy of assigning responsibility for sales and marketing by product category to our business segments ensures that our sales force and category managers can respond quickly to customer needs.

Flexibility, leveraging our resources, brands and a world-class distribution network make it possible for us to create and capitalize upon new opportunities. Constellation's entrepreneurial, personalized approach is rare among companies our size, and is a primary competitive strength.

## *Helping Major Retailers Sell*

Grocery stores, drug stores, mass merchandisers, club stores – the major chains in the retail category are becoming more dominant through industry consolidation and substantial internal growth. As they grow, they also become a larger part of our business. To strengthen these relationships, we have a number of initiatives in place to support the needs of our large retailers. For example, through the popular and premium wine division's Category Management function, retailers are provided with impartial advice on appropriate assortment, shelving and promotion planning recommendations – actions designed to improve performance in their overall wine category and make their current customers more loyal.

Our national accounts groups present and help implement highly customized promotional concepts to these retailers. For a club store, this might mean gift baskets or multi-bottle packages; for convenience stores, it could be counter-top displays or bottle holders for cooler doors. These efforts are designed to enhance our appeal with major retailers by creating promotions directed to consumers.




Corona
Extra
LA
CERVEZA
MAS
FINA
MEXICO, D.F.

# Branding the Beach – Corona's Marketing Success

As the No. 1 imported beer in the United States, Corona Extra has earned the enthusiastic loyalty of discriminating beer drinkers. Constellation is the exclusive importer of the brand in the western half of the country, where consumers in 25 states purchased more than 40 million cases of Corona Extra from Constellation last year.



Key to Corona's success has been strong, consistent marketing. Corona's first TV ad campaign was launched in 1988. Extensive consumer research by Constellation in the mid 80s drove the developement of a brand personality symbolized by fun, sun and beach – a personality that still underlies and drives the success of the brand even today. A generation of new beer drinkers, as well as a growing Hispanic population, were attracted to Corona's appealing taste and image. Corona's personality is further enhanced by the unique tradition of being served with a lime.

Over the years, the enduring success and consistency of Corona's marketing efforts have been remarkable. The campaigns – including radio, outdoor, print and point-of-sale promotions – have won numerous awards. Corona continues to leverage its 18-year partnership with music icon Jimmy Buffett, whose laid-back style reinforces the beer's good-time image. In addition, Corona maintains a presence in a number of different venues, including sponsorship of selected auto and motorcycle racing, boxing and Hispanic music events.

During 2002, a new dual-branded print and outdoor advertising campaign for both Corona and Corona Light will roll out. Featuring the tagline *Go Someplace Better,* the ads demonstrate how Corona's carefree attitude can be injected into a host of familiar settings.

Through its beer division, Constellation's relationship with Corona producer Grupo Modelo of Mexico was established nearly 25 years ago. The success and longevity of the relationship between Constellation and Grupo Modelo is rooted in the companies' mutual respect and commitment to quality products and giving consumers choices.


go someplace better.
Corona Extra
Corona
Light

Photo by GARRY OWENS/CPI

# Market Trends

## Beer

- Driven by a 9% increase in imports, overall U.S. beer consumption reached 2.83 billion cases in 2001, the sixth consecutive year of growth. Over the past five years, imported beer consumption has grown on average at double-digit rates, while domestic beer consumption has been flat.

- Corona Extra experienced a gain of 15% in the U.S. in 2001. It has been the best selling imported beer since 1997 and currently is the 7th best selling beer overall.

- Led by our Mexican portfolio, in Fiscal 2002, Constellation shipped more than 50 million cases of imported beer for the first time. The 15% increase over Fiscal 2001 volumes was the 8th consecutive year of double-digit growth. Constellation imports and markets Corona Extra, Corona Light, Modelo Especial, Negra Modelo and Pacifico primarily in the western half of the U.S. Constellation also is the nationwide importer of Germany's St. Pauli Girl, Italy's Peroni, China's Tsingtao and England's Tetley's brands.



Share of Total U.S. Beer Market
12%
8%
4%
1997
1998
1999
2000
2001
Calendar Year




Constellation Shipments
Millions of 2.25 Gallon Cases
60
40
20
1998
1999
2000
2001
2002
Fiscal Year


## Spirits

- U.S. spirits consumption grew modestly for the 4th consecutive year to more than 150 million nine-liter cases, led primarily by gains in rum, vodka and brandy. Vodka accounts for 25% of total U.S. spirits consumption, twice the consumption of the second-largest category, American whiskey.

- Despite consolidation and in part due to diverse regional brand preferences, the U.S. spirits industry remains highly fragmented. As a result, today, six major and 20 regional spirits producers still market hundreds of products.

- In Fiscal 2002, led by brands like Fleischmann's and Chi-Chi's, Constellation equaled or exceeded industry-wide performance in eight of the ten spirits categories in which it participates. To refresh our offerings and continue to outperform the broad spirits category, we have introduced seven new products and 23 line extensions in the last six years.



Total Consumption
Millions of 9 Liter Cases
155
145
135
125
1997
1998
1999
2000
2001
Calendar Year




Constellation Shipments
Millions of 9 Liter Cases
5.0
4.8
4.6
4.4
4.2
4.0
1998
1999
2000
2001
2002
Fiscal Year


## Popular and Premium Wine

- U.S. wine consumption has increased on an average of 2% per year since 1996, finishing calendar 2001 up 1%, despite a difficult economy. U.S. per capita consumption of wine, at 7.4 liters in 2000, still lags far behind other developed countries.

- Growth has been driven by table wines which accounts for almost 90% of all wine consumed. In the table wine segment, consumers continue to gravitate toward the premium and super premium categories comprising wines greater than $7.00 per bottle.

- With leading brands like Almaden, Inglenook, Arbor Mist and Cook's, Constellation is the No. 2 wine producer in the U.S. – with an 18% share – up from 15% prior to its acquisitions of the Vendange, Talus, Columbia and Alice White brands last year.

### Per Capita Wine Consumption

*Liters Per Person – Total Population*

| | 1996 | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|---|
| France | 59.7 | 59.8 | 60.5 | 58.8 | 57.1 |
| Italy | 60.5 | 58.9 | 55.8 | 54.2 | 53.4 |
| Germany | 22.7 | 23.1 | 23.1 | 23.3 | 23.3 |
| U.K. | 12.8 | 13.9 | 14.1 | 14.5 | 14.5 |
| U.S. | 6.7 | 6.9 | 7.0 | 7.3 | 7.4 |

### Domestic Table Wine Market

*Share of U.S. Market*


E & J Gallo Winery 31.4%
Constellation 18.1%
The Wine Group 14.9%
Robert Mondavi Winery 5.0%
Trinchero Family Estates 4.9%
Beringer Wine Estates 4.6%
Others 21.1%

## Fine Wine

- Fine wine represents approximately 12% of U.S. wine consumption, but the category accounts for 32% of all retail dollars spent on wine.
- Fine wine consumption grew 12% in calendar 2001, the third straight year of double-digit growth. Maturing tastes, an aging population and greater disposable income are demographic trends that have driven recent growth.
- Like most fine wine producers, Constellation owns the majority of the vineyards producing grapes for our fine wine products. We have large vineyard holdings in the finest growing regions of California and Chile that help us consistently produce the highest quality wines. Led by Estancia, Simi and Veramonte, Constellation's fine wine sales grew 17% without acquisitions last year and have grown an average of 17% annually over the last three years.

### Market Share

*By Price Category*

| | Retail Price (750 ml bottle) | Volume Share (% unit volume) | Retail Share (% retail dollars) |
|---|---|---|---|
| Popular Wine | <$5.50 | 72.5 | 43.7 |
| Premium Wine | $5.50 – $9.49 | 15.7 | 24.3 |
| Fine Wine | >$9.49 | 11.8 | 32.0 |

### Fine Wine

*Constellation Net Sales*


$150
$100
$50
$ (millions)
1999
2000
2001
2002
Fiscal Year
Pro Forma Excluding Ravenswood
Pro Forma Ravenswood

## U.K. Brands

- The U.K. beverage alcohol market historically has been weighted towards on-premise consumption – pubs, clubs, hotels and restaurants. Recently, however, trends have been shifting toward greater at-home (off-premise) consumption.
- Per capita wine consumption in the U.K. was 14.5 liters in 2000. Since 1998, total wine consumption has increased on average 10% per year, at the expense of more traditional drinks such as beer and cider.
- In addition to selling the number one wine brand in the U.K., Stowells of Chelsea, Constellation sells a collection of its popular California wines in the U.K., like Paul Masson and Vendange.

### U.K. Table Wine Market

*Total Shipments*


120
105
90
75
60
Millions of 9 Liter Cases
1998
1999
2000
2001
Calendar Year

### Table Wine Market

*Constellation Shipments*


5.0
4.5
4.0
3.5
3.0
Millions of 9 Liter Cases
1999
2000
2001
2002
Fiscal Year

## U.K. Wholesale

- Beverage alcohol wholesalers in the U.K. service a total market of more than 130,000 pubs, clubs, hotels and restaurants. The number of chain accounts is increasing, while local, more traditional establishments are in decline.
- The wholesale industry is moving towards a regional and/or national servicing model. Constellation's wholesale business achieves national reach through 11 regional depots and a 24-hour centralized call facility.
- Constellation's wholesale business currently services more than 25% of the independent outlets in the U.K. and sales volume grew by 23% in Fiscal 2002.

### U.K. Beverage Alcohol Sales

*On-Premise Only*


£20
£19
£18
£17
£16
£15
Billions
1998
1999
2000
2001
Calendar Year

### U.K. Wholesale

*Constellation Net Sales*


£350
£300
£250
£200
£150
Millions
1999
2000
2001
2002
Fiscal Year

Source: All market and industry data was based on Adams Media, Impact, AC Nielsen, IRI and Company estimates

# Selected Financial Data – Five Year Statements of Income

*For the Years Ended February 28 and 29*
*(in thousands, except per share data)*

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Gross sales | **$3,633,958** | $3,154,294 | $3,088,699 | $1,984,801 | $1,632,357 |
| Less-excise taxes | **(813,455)** | (757,609) | (748,230) | (487,458) | (419,569) |
| Net sales | **2,820,503** | 2,396,685 | 2,340,469 | 1,497,343 | 1,212,788 |
| Cost of product sold | **(1,901,462)** | (1,639,230) | (1,618,009) | (1,049,309) | (869,038) |
| Gross profit | **919,041** | 757,455 | 722,460 | 448,034 | 343,750 |
| Selling, general and administrative expenses | **(576,560)** | (486,587) | (481,909) | (299,526) | (231,680) |
| Nonrecurring charges | **–** | – | (5,510) | (2,616) | – |
| Operating income | **342,481** | 270,868 | 235,041 | 145,892 | 112,070 |
| Equity in earnings of joint venture | **1,667** | – | – | – | – |
| Interest expense, net | **(114,189)** | (108,631) | (106,082) | (41,462) | (32,189) |
| Income before income taxes and extraordinary item | **229,959** | 162,237 | 128,959 | 104,430 | 79,881 |
| Provision for income taxes | **(91,984)** | (64,895) | (51,584) | (42,521) | (32,751) |
| Income before extraordinary item | **137,975** | 97,342 | 77,375 | 61,909 | 47,130 |
| Extraordinary item, net of income taxes | **(1,554)** | – | – | (11,437) | – |
| Net income | **$ 136,421** | $ 97,342 | $ 77,375 | $ 50,472 | $ 47,130 |
| Earnings per common share:* | | | | | |
| Basic: | | | | | |
| Income before extraordinary item | **$ 1.62** | $ 1.33 | $ 1.07 | $ 0.85 | $ 0.63 |
| Extraordinary item, net of income taxes | **(0.02)** | – | – | (0.16) | – |
| Earnings per common share – basic | **$ 1.60** | $ 1.33 | $ 1.07 | $ 0.69 | $ 0.63 |
| Diluted: | | | | | |
| Income before extraordinary item | **$ 1.57** | $ 1.30 | $ 1.05 | $ 0.82 | $ 0.62 |
| Extraordinary item, net of income taxes | **(0.02)** | – | – | (0.15) | – |
| Earnings per common share – diluted | **$ 1.55** | $ 1.30 | $ 1.05 | $ 0.67 | $ 0.62 |

*For the fiscal years ended February 28, 2002, and February 28, 2001, see Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 on Form 10-K and Notes to Consolidated Financial Statements as of February 28, 2002, under Item 8 on Form 10-K.*

** Earnings per share have been retroactively adjusted to give effect to a two-for-one stock split distributed in the form of a stock dividend on May 13, 2002.*

# Directors, Officers and Facilities



***Board of Directors*** *(Pictured left to right) Robert Sands, Richard Sands, Jeananne K. Hauswald, Thomas C. McDermott, Paul L. Smith, George Bresler, James A. Locke III*

## Directors

Richard Sands
Chairman of the Board, President and Chief Executive Officer, Constellation Brands, Inc.

Robert Sands
Group President
Constellation Brands, Inc.

George Bresler
Partner of the law firm of Kurzman Eisenberg Corbin Lever & Goodman, LLP

Jeananne K. Hauswald
Managing Partner of Solo Management Group, LLC

James A. Locke III
Partner of the law firm of Nixon Peabody LLP

Thomas C. McDermott
Chairman of GPM Associates, LLP

Paul L. Smith
retired from
Eastman Kodak Company

## Executive Officers

Richard Sands
Chairman of the Board, President and Chief Executive Officer, Constellation Brands, Inc.

Robert Sands
Group President
Constellation Brands, Inc.

Thomas Mullin
Executive Vice President and General Counsel, Constellation Brands, Inc.

George Murray
Executive Vice President and Chief Human Resources Officer, Constellation Brands, Inc.

Thomas Summer
Executive Vice President and Chief Financial Officer, Constellation Brands, Inc.

Tim Kelly
Chief Operating Officer, Constellation International, Constellation Brands, Inc.

Alexander Berk
President and Chief Executive Officer, Barton Incorporated

Agustin Francisco Huneeus
President and Chief Executive Officer, Franciscan Vineyards, Inc.

Jon Moramarco
President and Chief Executive Officer, Canandaigua Wine Company, Inc.

Richard Peters
Chief Operating Officer, Matthew Clark plc

## Facilities

### Corporate Offices

Constellation Brands, Inc.
300 WillowBrook Office Park
Fairport, New York 14450
585-218-2169 or 888-724-2169

Barton Incorporated
55 East Monroe Street
Suite 2600
Chicago, Illinois 60603
312-346-9200

Canandaigua Wine Company, Inc.
235 North Bloomfield Road
Canandaigua, New York 14424
585-396-7600

Franciscan Estates
1178 Galleron Rd.
St. Helena, California 94574
707-963-7111

Matthew Clark plc
Whitchurch Lane
Bristol BS14 0JZ
England
011-44-1275-836-100

### Joint Venture

Pacific Wine Partners, LLC
Blackstone Winery
800 South Alta Street
Gonzales, California 93926
831-675-2481

### Wine and Grape Processing Facilities

Batavia Wine Cellars
Batavia, New York

Bristol Winery
Bristol, England

Canandaigua Concentrate
Madera, California

Canandaigua Winery
Canandaigua, New York

Columbia Winery
Woodinville, Washington

Cribari Winery
Fresno, California

Dunnewood Vineyards
Ukiah, California

Escalon Cellars
Escalon, California

Estancia Winery
Soledad, California

Franciscan Oakville Estate
Rutherford, California

Mission Bell Winery
Madera, California

Paul Masson Cellars & Vineyards
Madera, California

Ravenswood Winery
Sonoma, California

Simi Winery
Healdsburg, California

Ste. Chapelle Winery
Caldwell, Idaho

Sunnyside Operations
Sunnyside, Washington

Turner Road Vintners
Woodbridge, California

Veramonte Winery
Casablanca, Chile

Widmer's Wine Cellars
Naples, New York

### Distilled Spirits Facilities

Viking Distillery
Barton Brands of Georgia
Albany, Georgia

Barton Brands of Georgia
Atlanta, Georgia

Barton Brands Ltd.
Bardstown, Kentucky

Barton Brands of California, Inc.
Carson, California

Barton Brands, Ltd.
Owensboro, Kentucky

The Black Velvet Distilling Co.
Lethbridge, Alberta, Canada

Schenley Distilleries, Inc.
Valleyfield, Quebec, Canada

### Cider Processing Facility

Shepton Mallet
Somerset, England

### Bottled Water Facility

Strathmore Mineral Water Co.
Forfar, Scotland



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 28, 2002

**OR**

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _____________

**Commission File Number 001-08495**

**CONSTELLATION BRANDS, INC.**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **16-0716709**<br>(I.R.S. Employer Identification No.) |

**300 WillowBrook Office Park, Fairport, New York** **14450**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (585) 218-2169

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Class A Common Stock (par value $.01 per share) | New York Stock Exchange |
| Class B Common Stock (par value $.01 per share) | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) have been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the common stock held by non-affiliates of Constellation Brands, Inc., as of May 15, 2002, was $2,127,752,903.

The number of shares outstanding with respect to each of the classes of common stock of Constellation Brands, Inc., as of May 15, 2002, is set forth below:

| Class | Number of Shares Outstanding |
|---|---|
| Class A Common Stock, par value $.01 per share | 76,910,506 |
| Class B Common Stock, par value $.01 per share | 12,100,290 |

## DOCUMENTS INCORPORATED BY REFERENCE

The proxy statement of Constellation Brands, Inc. to be issued for the Annual Meeting of Stockholders to be held July 23, 2002 is incorporated by reference in Part III.

PART I

## Item 1. Business

### Introduction

*Unless the context otherwise requires, the term "Company" refers to Constellation Brands, Inc. and its subsidiaries, and all references to "net sales" refer to gross revenue less excise taxes and returns and allowances to conform with the Company's method of classification. All references to "Fiscal 2002", "Fiscal 2001" and "Fiscal 2000" shall refer to the Company's fiscal year ended the last day of February of the indicated year.*

*During Fiscal 2001, the Company changed its name from Canandaigua Brands, Inc. to Constellation Brands, Inc. The new name better reflects the Company's dynamic growth, promising potential and diversified portfolio as well as provides a clear distinction between the corporate parent and its operating divisions.*

*Market share and industry data disclosed in this Annual Report on Form 10-K have been obtained from the following industry and government publications: The Gomberg-Fredrikson Report; Adams Liquor Handbook; Adams Wine Handbook; Adams Beer Handbook; Adams Media Handbook Advance; The U.S. Wine Market: Impact Databank Review and Forecast; The U.S. Beer Market: Impact Databank Review and Forecast; The U.S. Spirits Market: Impact Databank Review and Forecast; NACM; AC Nielsen; The Zenith Guide; Beer Marketer's Insights; and The Drink Pocketbook 2001. The Company has not independently verified these data. Unless otherwise noted, all references to market share data are based on unit volume and unless otherwise noted, the most recent complete industry data available are for 2000.*

The Company is a leader in the production and marketing of beverage alcohol brands in North America and the United Kingdom. As the second largest supplier of wine, the second largest marketer of imported beer and the third largest supplier of distilled spirits, the Company is the largest single-source supplier of these products in the United States. In the United Kingdom, the Company is a leading marketer of wine, the second largest producer and marketer of cider and a leading independent drinks wholesaler. With its broad product portfolio, the Company believes it is distinctly positioned to satisfy an array of consumer preferences across all beverage alcohol categories. Leading brands in the Company's portfolio include: Franciscan Oakville Estate, Simi, Estancia, Ravenswood, Corona Extra, Modelo Especial, St. Pauli Girl, Almaden, Arbor Mist, Talus, Vendange, Alice White, Black Velvet, Fleischmann's, Schenley, Ten High, Stowells of Chelsea, Blackthorn and K.

The Company's products are distributed by more than 1,000 wholesale distributors in North America. In the United Kingdom, the Company distributes its branded products and those of other companies to more than 16,500 customers. The Company operates 29 production facilities throughout the world. In addition to producing and marketing its own brands, the Company also purchases products for resale from other producers.

The Company is a Delaware corporation incorporated on December 4, 1972, as the successor to a business founded in 1945. Since the Company's founding in 1945 as a producer and marketer of wine products, the Company has grown through a combination of internal growth and acquisitions. The Company's internal growth has been driven by leveraging the Company's existing portfolio of leading brands, developing new products, new packaging and line extensions, and focusing on the faster growing sectors of the beverage alcohol industry. The acquisitions of Ravenswood Winery, Inc. ("Ravenswood"), the Corus Assets (as defined below), the Turner Road Vintners Assets (as defined below), Forth Wines Limited ("Forth Wines"), Franciscan Vineyards, Inc. ("Franciscan Estates"), Simi Winery, Inc. ("Simi"), the Black Velvet Assets (as defined below) and Matthew Clark plc ("Matthew Clark") continued a series of strategic acquisitions made since 1991 by which the Company has broadened its portfolio and increased its market share, net sales and cash flow.

Common Stock Split

During April 2002, the Board of Directors of the Company approved a two-for-one stock split of both the Company's Class A Common Stock and Class B Common Stock, which was distributed in the form of a stock dividend on May 13, 2002, to stockholders of record on April 30, 2002. Pursuant to the terms of the stock dividend, each holder of Class A Common Stock received one additional share of Class A stock for each share of Class A stock held, and each holder of Class B Common Stock received one additional share of Class B stock for each share of Class B stock held. All share and per share amounts have been retroactively restated to give effect to the common stock split.

Acquisitions in Fiscal 2002, Fiscal 2001 and Fiscal 2000 and Joint Venture

Through the acquisitions described below and prior acquisitions, the Company has become more competitive by: diversifying its portfolio; developing strong market positions in the growing beverage alcohol product categories of varietal table wine and imported beer; strengthening its relationships with wholesalers; expanding its distribution and enhancing its production capabilities; and acquiring additional management, operational, marketing, and research and development expertise.

*Acquisition of Ravenswood Winery*

On July 2, 2001, the Company acquired all of the outstanding capital stock of Ravenswood Winery, Inc. ("Ravenswood"), a leading premium wine producer based in Sonoma, California. Ravenswood produces, markets and sells super-premium and ultra-premium California wine primarily under the Ravenswood brand name. The preliminary purchase price of Ravenswood, including assumption of indebtedness, was $151.8 million. The Ravenswood acquisition was consistent with the Company's strategy of further penetrating the higher gross profit margin super-premium and ultra-premium wine categories. The acquired operations have been integrated into the Fine Wine segment (as defined below).

*Acquisition of the Corus Assets*

On March 26, 2001, in an asset acquisition, the Company acquired certain wine brands, wineries, working capital (primarily inventories), and other related assets from Corus Brands, Inc. (the "Corus Assets"). In this acquisition, the Company acquired several well-known premium wine brands primarily sold in the northwestern United States, including Covey Run, Columbia, Ste. Chapelle and Alice White. The preliminary purchase price of the Corus Assets, including assumption of indebtedness, was $52.3 million plus an earn-out over six years based on the performance of the brands. In connection with the transaction, the Company also entered into long-term grape supply agreements with affiliates of Corus Brands, Inc. covering more than 1,000 acres of Washington and Idaho vineyards.

*Acquisition of the Turner Road Vintners Assets*

On March 5, 2001, in an asset acquisition, the Company acquired several well-known premium wine brands, including Vendange, Nathanson Creek, Heritage, and Talus, working capital (primarily inventories), two wineries in California, and other related assets from Sebastiani Vineyards, Inc. and Tuolomne River Vintners Group (the "Turner Road Vintners Assets"). The preliminary purchase price of the Turner Road Vintners Assets, including assumption of indebtedness, was $289.8 million.

The acquisition of the Corus Assets, along with the acquisition of the Turner Road Vintners Assets, has strengthened the Company's portfolio in the higher margin and growing premium table wine category. The acquired operations have been integrated into the Popular and Premium Wine segment (as defined below).

*Acquisition of Forth Wines*

On October 27, 2000, the Company acquired all of the issued Ordinary Shares and Preference Shares of Forth Wines Limited ("Forth Wines"). The purchase price of the shares was $4.5 million. The addition of Forth Wines further strengthened Matthew Clark's position as one of the United Kingdom's leading drinks wholesalers, and made Matthew Clark the leading provider of wine to the on-premise market in Scotland. The acquired operations have been integrated into the U.K. Brands and Wholesale segment (as defined below).

*Acquisitions of Franciscan Estates and Simi*

On June 4, 1999, the Company purchased all of the outstanding capital stock of Franciscan Estates and, in related transactions, purchased vineyards, equipment and other vineyard related assets located in Northern California (collectively the "Franciscan Acquisition"). The purchase price of the shares, including the assumption of indebtedness, net of cash acquired, was $243.2 million. Franciscan Estates is one of the foremost super-premium and ultra-premium wine companies in California.

Also on June 4, 1999, the Company purchased all of the outstanding capital stock of Simi. (The acquisition of the capital stock of Simi is hereafter referred to as the "Simi Acquisition".) The purchase price of the shares was $57.5 million. The Simi Acquisition included the Simi winery (located in Healdsburg, California), equipment, vineyards, inventory and worldwide ownership of the Simi brand name. Founded in 1876, Simi is one of the oldest and best known wineries in California, combining a strong super-premium and ultra-premium brand with a flexible and well-equipped facility and high quality vineyards in the key Sonoma appellation. On February 29, 2000, Simi was merged into Franciscan Estates.

The Franciscan and Simi Acquisitions established the Company as a leading producer and marketer of super-premium and ultra-premium wine. Together, Franciscan Estates, Simi and Ravenswood represent one of the largest super-premium and ultra-premium wine companies in the United States. The Company operates Franciscan Estates, Simi and Ravenswood, and their properties, together as a separate business segment (collectively, "Fine Wine").

*Acquisition of the Black Velvet Assets*

On April 9, 1999, in an asset acquisition, the Company acquired several well-known Canadian whisky brands, including Black Velvet, the third best selling Canadian whisky and the 16th best selling distilled spirits brand in the United States, production facilities located in Alberta and Quebec, Canada, case goods and bulk whisky inventories and other related assets from affiliates of Diageo plc (collectively, the "Black Velvet Assets"). Other principal brands acquired in the transaction were Golden Wedding, OFC, MacNaughton, McMaster's and Triple Crown. In connection with the transaction, the Company also entered into multi-year agreements with affiliates of Diageo plc to provide packaging and distilling services for various brands retained by the Diageo plc affiliates. The purchase price of the Black Velvet Assets was $183.6 million.

The addition of the Canadian whisky brands from this transaction strengthened the Company's position in the North American distilled spirits category, and enhanced the Company's portfolio of brands and category participation. The acquired operations have been integrated into the Imported Beer and Spirits segment (as defined below).

*Pacific Wine Partners*

On July 31, 2001, the Company and BRL Hardy Limited completed the formation of Pacific Wine Partners LLC ("PWP"), a joint venture owned equally by the Company and BRL Hardy Limited, the second largest wine company in Australia. PWP produces, markets and sells a global portfolio of premium wine in the United States, including a range of Australian imports. PWP has exclusive distribution rights in the United States and the Caribbean to seven brands – Banrock Station, Hardys, Leasingham, Barossa Valley Estate and Chateau Reynella from Australia; Nobilo from New Zealand; and La Baume from France. The joint venture also owns Farallon, a premium California coastal wine. In addition, PWP owns a winery and controls 1,400 acres of vineyards, all located in Monterey County, California.

The Company contributed to PWP assets with a carrying amount of $30.0 million plus $5.5 million of cash. The Company sold assets with a carrying amount of $31.2 million to BRL Hardy (USA) Inc. ("Hardy") and received $34.9 million in cash. Hardy contributed these assets plus $5.5 million of cash to PWP. The Company and PWP are parties to the following agreements: crushing, wine production, bottling, storage, and related services agreement; inventory supply agreement; sublease and assumption agreements pertaining to certain vineyards, which agreements include a market value adjustment provision; and a market value adjustment agreement relating to a certain vineyard lease held by PWP.

On October 16, 2001, the Company announced that PWP completed the purchase of certain assets of Blackstone Winery, including the Blackstone brand and the Codera wine business in Sonoma County (the "Blackstone Assets"). The preliminary purchase price of the Blackstone Assets was $138.1 million and was financed equally by the Company and Hardy.

The investment in PWP is accounted for using the equity method; accordingly, the results of operations of PWP since July 31, 2001, have been included in the equity in earnings of joint venture line in the Consolidated Statements of Income of the Company.

Business Segments

The Company operates primarily in the beverage alcohol industry in North America and the United Kingdom. The Company reports its operating results in five segments: Popular and Premium Wine (branded popular and premium wine and brandy, and other, primarily grape juice concentrate and bulk wine); Imported Beer and Spirits (primarily imported beer and distilled spirits); U.K. Brands and Wholesale (branded wine, cider and bottled water, and wholesale wine, cider, distilled spirits, beer and soft drinks); Fine Wine (primarily branded super-premium and ultra-premium wine) and Corporate Operations and Other (primarily corporate related items).

Information regarding net sales, operating income and total assets of each of the Company's business segments and information regarding geographic areas is set forth in Note 19 to the Company's consolidated financial statements located in Item 8 of this Annual Report on Form 10-K.

*Popular and Premium Wine*

The Popular and Premium Wine segment produces, bottles, imports and markets wine and brandy in the United States. It is the second largest supplier of wine in the United States and exports wine to approximately 60 countries from the United States. This segment sells table wine, dessert wine, sparkling wine and brandy. Its leading brands include Alice White, Almaden, Arbor Mist, Covey Run, Dunnewood, Estate Cellars, Inglenook, Manischewitz, Marcus James, Paul Masson, Talus, Taylor, Vendange, Vina Santa Carolina, Cook's, J. Roget, Richards Wild Irish Rose, and Paul Masson Grande Amber Brandy. Most of its wine is marketed in the $3.00 to $7.00 per 750 ml bottle price range.

As a related part of its U.S. wine business, the Popular and Premium Wine segment is a leading grape juice concentrate producer in the United States. Grape juice concentrate competes with other domestically produced and imported fruit-based concentrates. Its other wine-related products and services include bulk wine, cooking wine, grape juice and St. Regis, a leading de-alcoholized line of wine in the United States.

*Imported Beer and Spirits*

The Imported Beer and Spirits segment imports and markets a diversified line of beer and produces, bottles, imports and markets a diversified line of distilled spirits. It is the second largest marketer of imported beer in the United States and distributes six of the top 25 imported beer brands in the United States: Corona Extra, Modelo Especial, Corona Light, Pacifico, St. Pauli Girl, and Negra Modelo. Corona Extra is the best selling imported beer in the United States. Its other imported beer brands include Tsingtao from China, Peroni from Italy and Double Diamond and Tetley's English Ale from the United Kingdom.

The Imported Beer and Spirits segment is the third largest supplier of distilled spirits in the United States and exports distilled spirits to approximately 25 countries from the United States. Its principal distilled spirits brands include Black Velvet, Fleischmann's, Mr. Boston, Canadian LTD, Chi-Chi's prepared cocktails, Ten High, Montezuma, Barton, Monte Alban and Inver House. Substantially all of this segment's distilled spirits unit volume consists of products marketed in the value and mid-premium priced category. The Imported Beer and Spirits segment also sells distilled spirits in bulk and provides contract production and bottling services for third parties.

*U.K. Brands and Wholesale*

The U.K. Brands and Wholesale segment is a leading producer and marketer of wine, cider and bottled water. In addition, it is the leading independent on-premise drinks wholesaler throughout the United Kingdom. This segment also exports its branded products to approximately 45 countries from the United Kingdom.

The U.K. Brands and Wholesale segment's Stowells of Chelsea brand is the best selling branded table wine in the United Kingdom. This segment is the largest supplier of branded wine to the on-premise trade and a leading supplier to the off-premise trade in the United Kingdom. It maintains a leading market share position in fortified British wine through its QC and Stone's brand names and a strong market position in the wine style drinks category through Babycham, Country Manor and Arbor Mist.

The U.K. Brands and Wholesale segment is the second largest producer and marketer of cider in the United Kingdom. This segment distributes its cider brands in both the on-premise and off-premise markets. Its leading cider brands include Blackthorn, the number two cider brand in the United Kingdom, Gaymer's Olde English, the United Kingdom's second largest cider brand in the take-home market, Diamond White and K. It also produces and markets Strathmore bottled water in the United Kingdom, the fourth largest bottled water brand and a leading sparkling water brand.

The U.K. Brands and Wholesale segment is the leading independent beverage wholesaler to the on-premise trade in the United Kingdom and has one of the largest customer bases in the United Kingdom, with more than 16,000 on-premise accounts. Its wholesaling business involves the distribution of branded wine, distilled spirits, cider, beer and soft drinks. While these products are primarily produced by third parties, they also include the U.K. Brands and Wholesale segment's branded wine, cider and water products.

*Fine Wine*

The Fine Wine segment is a major player in the super-premium and ultra-premium wine market. The Fine Wine segment includes Estancia, Ravenswood, Franciscan Oakville Estate, Simi, Veramonte, Mt. Veeder and Quintessa wines. The portfolio of fine wines is supported by the segment's winery and vineyard holdings in California and Chile. These brands are marketed by a dedicated sales force, primarily focusing on high-end restaurants and fine wine shops. The Fine Wine segment also exports its products to approximately 25 countries from the United States.

*Corporate Operations and Other*

The Corporate Operations and Other segment includes traditional corporate related items and the results of an immaterial operation.

Marketing and Distribution

*North America*

The Company's products are distributed and sold throughout North America through over 1,000 wholesalers, as well as through state and provincial alcoholic beverage control agencies. The Popular and Premium Wine, Imported Beer and Spirits and Fine Wine segments employ full-time, in-house marketing, sales and customer service organizations to develop and service their sales to wholesalers and state agencies.

The Company believes that the organization of its sales force into separate segments positions it to maintain a high degree of focus on each of its principal product categories. However, where appropriate, the Company leverages its sales and marketing skills across the organization, particularly in national accounts.

The Company's marketing strategy places primary emphasis upon promotional programs directed at its broad national distribution network, and at the retailers served by that network. The Company has extensive marketing programs for its brands including promotional programs on both a national basis and regional basis in accordance with the strength of the brands, point-of-sale materials, consumer media advertising, event sponsorship, market research, trade advertising and public relations.

*United Kingdom*

The Company's U.K.-produced branded products are distributed throughout the United Kingdom by the U.K. Brands and Wholesale segment. The products are packaged at one of three production facilities. Shipments of cider and wine are then made to the U.K. Brands and Wholesale segment's national distribution center for branded products. All branded products are then distributed to either the on-premise or off-premise markets with some of the sales to on-premise customers made through the U.K. Brands and Wholesale segment's wholesale business. This segment's wholesale products are distributed through 11 depots located throughout the United Kingdom. On-premise distribution channels include hotels, restaurants, pubs, wine bars and clubs. The off-premise distribution channels include grocers, convenience retail and cash-and-carry outlets.

The U.K. Brands and Wholesale segment employs full-time, in-house marketing and sales organizations that separately target or service the off-premise customers and the on-premise market in the United Kingdom for the U.K. Brands and Wholesale segment's branded products and the customers of its wholesale business.

**Trademarks and Distribution Agreements**

Trademarks are an important aspect of the Company's business. The Company sells its products under a number of trademarks, most of which the Company owns. Throughout its segments, the Company also has various licenses and distribution agreements, for the production and/or sale of its products, as well as for the sale of products of third parties. These licenses and distribution agreements have varying terms and durations. Agreements include, among others, a long-term license agreement with Hiram Walker & Sons, Inc., which expires in 2116, for the Ten High, Crystal Palace, Northern Light and Imperial Spirits brands; and a long-term license agreement with the B. Manischewitz Company, which expires in 2042, for the Manischewitz brand of kosher wine. On September 30, 1998, under the provisions of an existing long-term license agreement, Nabisco Brands Company agreed to transfer to Barton all of its right, title and interest to the corporate name "Fleischmann Distilling Company" and worldwide trademark rights to the "Fleischmann" mark for alcoholic beverages. Pending the completion of the assignment of such interests, the license will remain in effect.

All of the Company's imported beer products are marketed and sold pursuant to exclusive distribution agreements with the suppliers of these products. These agreements have terms that vary and prohibit us from importing other beer from other producers from the same country. The Company's agreement to distribute Corona Extra and other Mexican beer brands exclusively throughout 25 primarily western U.S. states expires in December 2006 and, subject to compliance with certain performance criteria, continued retention of certain Company personnel and other terms under the agreement, will be automatically renewed for additional terms of five years. Changes in control of the Company or of its subsidiaries involved in importing the Mexican beer brands, changes in the position of the Chief Executive Officer of Barton Beers, Ltd., including by death or disability, or the termination of the President of Barton Incorporated, may be a basis for the supplier, unless it consents to such changes, to terminate the agreement. The supplier's consent to such changes may not be unreasonably withheld. The Company's agreement for the importation of St. Pauli Girl expires in December 2007. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. The Company believes it is currently in compliance with its material imported beer distribution agreements. From time to time, the Company has failed, and may in the future fail, to satisfy certain performance criteria in its distribution agreements. Although there can be no assurance that the Company's beer distribution agreements will be renewed, given the Company's long-term relationships with its suppliers, the Company expects that such agreements will be renewed prior to their expiration and does not believe that these agreements will be terminated.

**Competition**

The beverage alcohol industry is highly competitive. The Company competes on the basis of quality, price, brand recognition and distribution. The Company's beverage alcohol products compete with other alcoholic and nonalcoholic beverages for consumer purchases, as well as shelf space in retail stores, a presence in restaurants and marketing focus by the Company's wholesalers. The Company competes with numerous multinational producers and distributors of beverage alcohol products, some of which may have greater resources than the Company. In the United States, the Popular and Premium Wine segment's principal competitors include E & J Gallo Winery and The Wine Group. The Imported Beer and Spirits segment's principal competitors include Heineken USA, Molson Breweries USA, Labatt's USA, Guinness Bass Import Company, Brown-Forman Beverages, Jim Beam Brands and Heaven Hill Distilleries, Inc. The Fine Wine segment's principal competitors include Beringer Blass,

Robert Mondavi Corp., and Kendall-Jackson. In the United Kingdom, the U.K. Brands and Wholesale segment's principal competitors include H.P. Bulmer, Halewood Vintners, Waverley Vintners and Volvic. In connection with its wholesale business, the U.K. Brands and Wholesale segment distributes the branded wine of third parties that compete directly against its own wine brands.

Production

In the United States, the Company's wine is produced from several varieties of wine grapes grown principally in California. The grapes are crushed at the Company's wineries and stored as wine, grape juice or concentrate. Such grape products may be made into wine for sale under the Company's brand names, sold to other companies for resale under their own labels, or shipped to customers in the form of juice, juice concentrate, unfinished wine, high-proof grape spirits or brandy. Most of the Company's wine is bottled and sold within 18 months after the grape crush. The Company's inventories of wine, grape juice and concentrate are usually at their highest levels in November and December immediately after the crush of each year's grape harvest, and are substantially reduced prior to the subsequent year's crush.

The bourbon whiskeys, domestic blended whiskeys and light whiskeys marketed by the Company are primarily produced and aged by the Company at its distillery in Bardstown, Kentucky. Following the Black Velvet Assets acquisition, the majority of the Company's Canadian whisky requirements are produced and aged at its Canadian distilleries in Lethbridge, Alberta, and Valleyfield, Quebec. At its Albany, Georgia, facility, the Company produces all of the neutral grain spirits and whiskeys it uses in the production of vodka, gin and blended whiskey it sells to customers in the state of Georgia. The Company's requirements of Scotch whisky, tequila, mezcal and the neutral grain spirits it uses in the production of gin and vodka for sale outside of Georgia, and other spirits products, are purchased from various suppliers.

The Company operates three facilities in the United Kingdom that produce, bottle and package cider, wine and water. To produce Stowells of Chelsea, wine is imported in bulk from various countries such as Australia, Chile, Germany, France, Spain, South Africa and the United States, which is then packaged at the Company's facility at Bristol and distributed under the Stowells of Chelsea brand name. The Bristol facility also produces fortified British wine and wine style drinks. All cider production takes place at the Company's facility at Shepton Mallet, where apples of many different varieties are purchased from U.K. growers and crushed. This juice, along with European-sourced concentrate, is then fermented into cider, blended and then packaged. The Strathmore brand of bottled water (which is available in still, sparkling, and flavored varieties) is sourced and bottled in Forfar, Scotland.

The Company operates one winery in Chile that crushes, vinifies, cellars and bottles wine.

Sources and Availability of Raw Materials

The principal components in the production of the Company's branded beverage alcohol products are packaging materials (primarily glass) and agricultural products, such as grapes and grain. The Company utilizes glass and polyethylene terephthalate ("PET") bottles and other materials such as caps, corks, capsules, labels and cardboard cartons in the bottling and packaging of its products. Glass bottle costs are one of the largest components of the Company's cost of product sold. The glass bottle industry is highly concentrated with only a small number of producers. The Company has traditionally obtained, and continues to obtain, its glass requirements from a limited number of producers. The Company has not experienced difficulty in satisfying its requirements with respect to any of the foregoing and considers its sources of supply to be adequate. However, the inability of any of the Company's glass bottle suppliers to satisfy the Company's requirements could adversely affect the Company's operations.

Most of the Company's annual grape requirements are satisfied by purchases from each year's harvest which normally begins in August and runs through October. The Company believes that it has adequate sources of grape supplies to meet its sales expectations. However, in the event demand for certain wine products exceeds expectations, the Company could experience shortages.

The Company purchases grapes from approximately 800 independent growers, principally in the San Joaquin Valley and Central and North Coast regions of California. The Company enters into written purchase agreements with a majority of these growers on a year-to-year basis. The Company currently owns or leases approximately 6,500 acres of land and vineyards, either fully bearing or under development, in California, New York and Chile. This acreage supplies only a small percentage of the Company's total needs. The Company continues to consider the purchase or lease of additional vineyards, and additional land for vineyard plantings, to supplement its grape supply.

The distilled spirits manufactured by the Company require various agricultural products, neutral grain spirits and bulk spirits. The Company fulfills its requirements through purchases from various sources through contractual arrangements and through purchases on the open market. The Company believes that adequate supplies of the aforementioned products are available at the present time.

In the United Kingdom, the Company manufactures wine and cider from materials that are purchased either on a contracted basis or on the open market. In particular, supplies of cider apples are sourced through long-term supply arrangements with owners of apple orchards. There are adequate supplies of the various raw materials at this particular time.

**Government Regulation**

The Company's operations in the United States are subject to extensive federal and state regulation. These regulations cover, among other matters, sales promotion, advertising and public relations, labeling and packaging, changes in officers or directors, ownership or control, distribution methods and relationships, and requirements regarding brand registration and the posting of prices and price changes. All of the Company's operations and facilities are also subject to federal, state, foreign and local environmental laws and regulations and the Company is required to obtain permits and licenses to operate its facilities.

In the United Kingdom, the Company has secured a Customs and Excise License to carry on its excise trade. Licenses are required for all premises where wine is produced. The Company holds a license to act as an excise warehouse operator. Registrations have been secured for the production of cider and bottled water. Formal approval of product labeling is not required.

In Canada, the Company's operations are also subject to extensive federal and provincial regulation. These regulations cover, among other matters, advertising and public relations, labeling and packaging, environmental matters and customs and duty requirements. The Company is also required to obtain licenses and permits to operate its facilities.

The Company believes that it is in compliance in all material respects with all applicable governmental laws and regulations and that the cost of administration and compliance with, and liability under, such laws and regulations does not have, and is not expected to have, a material adverse impact on the Company's financial condition, results of operations or cash flows.

Employees

The Company had approximately 2,960 full-time employees in the United States at the end of April 2002, of which approximately 840 were covered by collective bargaining agreements. Additional workers may be employed by the Company during the grape crushing season.

The Company had approximately 1,900 full-time employees in the United Kingdom at the end of April 2002, of which approximately 420 were covered by collective bargaining agreements. Additional workers may be employed during the peak season.

The Company had approximately 220 full-time employees in Canada at the end of April 2002, of which approximately 170 were covered by collective bargaining agreements.

The Company considers its employee relations generally to be good.

## INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

*This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this Annual Report on Form 10-K, including the statements under this Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding our business strategy, future financial position, prospects, plans and objectives of management, as well as information concerning expected actions of third parties are forward-looking statements. All forward-looking statements speak only as of the date of this Annual Report on Form 10-K. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations, important factors that could cause actual results to differ materially from those set forth in, or implied by the Company's forward-looking statements contained in this Annual Report on Form 10-K are as follows:*

**Competition could have a material adverse effect on the Company's business.**

The Company is in a highly competitive industry and the dollar amount, and unit volume, of its sales could be negatively affected by its inability to maintain or increase prices, changes in geographic or product mix, a general decline in beverage alcohol consumption or the decision of our wholesale customers, retailers or consumers to purchase competitive products instead of the Company's products. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of the Company's products, including their quality or pricing, compared to competitive products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers and retailers which could affect their supply of, or consumer demand for, the Company's products. The Company could also experience higher than expected selling, general and administrative expenses if the Company finds it necessary to increase the number of its personnel or advertising or promotional expenditures to maintain its competitive position or for other reasons.

**Increase in excise taxes and government restrictions could have a material adverse effect on the Company's business.**

In the United States, the federal government and individual states impose excise taxes on beverage alcohol products in varying amounts which have been subject to change. In addition, the beverage alcohol products industry is subject to extensive regulation by state and federal agencies. The federal U.S. Bureau of Alcohol, Tobacco and Firearms and the various state liquor authorities regulate such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal and state regulations also require warning labels and signage. In the United Kingdom, Matthew Clark carries on its operations under a Customs and Excise License. Licenses are required for all premises where wine is produced. Matthew Clark holds a license to act as an excise warehouse operator and registrations have been secured for the production of cider and bottled water. Increases in excise taxes on beverage alcohol products in the United States or the United Kingdom, if enacted, could materially and adversely affect the Company's financial condition or results of operations. New or revised regulations or increased licensing fees and requirements could also have a material adverse effect on the Company's financial condition or results of operations.

**The Company relies on the performance of wholesale distributors for the success of its business.**

In the United States, the Company sells its products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, club and discount stores and restaurants. The replacement or poor performance of the Company's major wholesalers or the Company's inability to collect accounts receivable from the Company's major wholesalers could materially and adversely affect the Company's results of operations and financial condition. Distribution channels for beverage alcohol products have been characterized in recent years by rapid change, including consolidations of certain wholesalers. In addition, wholesalers and retailers of the Company's products offer products which compete directly with the Company's products for retail shelf space and consumer purchases. Accordingly, there is a risk that these wholesalers or retailers may give higher priority to products of the Company's competitors. In the future, the Company's wholesalers and retailers may not continue to purchase the Company's products or provide the Company's products with adequate levels of promotional support.

**The Company's business could be adversely affected by a general decline in the consumption of products the Company sells.**

In the United States, notwithstanding the fact that there have been modest increases in consumption of beverage alcohol in the most recent few years, the overall per capita consumption of beverage alcohol products by adults (ages 21 and over) has declined substantially over the past 20 years. A general decline in consumption could be caused by a variety of factors, including:

- a general decline in economic conditions;
- increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;
- a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products;
- the increased activity of anti-alcohol consumer groups; and
- increased federal and state excise taxes.

The Company generally does not have long-term supply contracts and the Company is subject to substantial price fluctuations for grapes and grape-related materials; the Company has a limited group of suppliers of glass bottles.

The Company's business is heavily dependent upon raw materials, such as grapes, grape juice concentrate, grains, alcohol and packaging materials from third-party suppliers. The Company could experience raw material supply, production or shipment difficulties which could adversely affect the Company's ability to supply goods to its customers. The Company is also directly affected by increases in the costs of such raw materials. In the past, the Company has experienced dramatic increases in the cost of grapes. Although the Company believes it has adequate sources of grape supplies, in the event demand for certain wine products exceeds expectations, the Company could experience shortages. In addition, one of the Company's largest components of cost of goods sold is that of glass bottles, which have only a small number of producers. The inability of any of the Company's glass bottle suppliers to satisfy its requirements could adversely affect the Company's business.

Currency rate fluctuations/foreign operations.

The Company has operations in different countries and, therefore, is subject to the risks associated with currency fluctuations. The Company could experience changes in its ability to obtain or hedge against foreign currency, foreign exchange rates and fluctuations in those rates. The Company could also be affected by nationalizations or unstable governments or legal systems or intergovernmental disputes. These currency, economic and political uncertainties may affect the Company's results, especially to the extent these matters, or the decisions, policies or economic strength of the Company's suppliers, affect the Company's foreign operations or imported beer products.

The Company's acquisition or joint venture strategies may not be successful.

The Company has made a number of acquisitions, including the recent acquisitions of Ravenswood, the Turner Road Vintners Assets and the Corus Assets, and anticipates that it may, from time to time, acquire additional businesses, assets or securities of companies that the Company believes would provide a strategic fit with its business. In addition, the Company recently entered into a joint venture, PWP, with BRL Hardy. Also, PWP completed its acquisition of the Blackstone Assets and may acquire other businesses. The Company may enter into additional joint ventures. Acquired business will need to be integrated with the Company's existing operations. There can be no assurance that the Company will effectively assimilate the business or product offerings of acquired companies into its business or product offerings. Any acquisitions will also be accompanied by risks such as potential exposure to unknown liabilities of acquired companies and the possible loss of key employees and customers of the acquired business. Acquisitions are subject to risks associated with the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to the Company's business and the diversion of management time and attention. The Company shares control of PWP equally with BRL Hardy, and may not have majority interest or control of any future joint venture. There is the risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. There is also risk that the Company's joint venture partners may be unable to meet their economic or other obligations and that the Company may be required to fulfill those obligations alone. The Company's failure or the failure of an entity in which the Company has a joint venture interest to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on the Company's financial condition or results of operations.

**The Company has a material amount of goodwill, and if the Company is required to write down goodwill due to impairment, it would reduce the Company's net income, which in turn could materially and adversely affect the Company's results of operations.**

Approximately $675.2 million (net of accumulated amortization), or 22.0%, of our total assets as of February 28, 2002, represented unamortized goodwill. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair market value of the net assets acquired. The Company was required to record goodwill as an intangible asset on the balance sheet and to amortize it over a period of years. The Company has historically amortized goodwill on a straight-line basis over a period of 40 years. Even though it reduced the Company's net income for accounting purposes, a portion of the amortization of goodwill is deductible for tax purposes. Prior to March 1, 2002, the Company was required to evaluate periodically whether the Company could recover its remaining goodwill from the undiscounted future cash flows that the Company expected to receive from the operations of acquired businesses. If these undiscounted cash flows were less than the carrying value of the associated goodwill, the goodwill was deemed to be impaired and the Company would have reduced the carrying value of the goodwill to equal the discounted future cash flows and recorded the amount of the reduction as a charge against net income.

On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 became effective on July 1, 2001, for acquisitions occurring on or after that date and has been adopted by the Company on March 1, 2002, for acquisitions that occurred prior to July 1, 2001. SFAS No. 142 results in goodwill no longer being amortized. Instead, goodwill is subject to a periodic impairment evaluation based on the fair value of the reporting unit. Reductions in the Company's net income caused by a write-down of goodwill could materially and adversely affect the Company's results of operations.

**The termination or non-renewal of imported beer distribution agreements could have a material adverse effect on the Company's business.**

All of the Company's imported beer products are marketed and sold pursuant to exclusive distribution agreements with the suppliers of these products which are subject to renewal from time to time. Our exclusive agreement to distribute Corona Extra and our other Mexican beer brands in 25 primarily western U.S. states expires in December 2006 and, subject to compliance with certain performance criteria, continued retention of certain personnel and other terms of the agreement, will be automatically renewed for additional terms of five years. Changes in control of the Company or its subsidiaries involved in importing the Mexican beer brands, or changes in the chief executive officer of such subsidiaries, may be a basis for the supplier, unless it consents to such changes, to terminate the agreement. The supplier's consent to such changes may not be unreasonably withheld. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. The Company believes that it is currently in compliance with all of its material imported beer distribution agreements. From time to time the Company has failed, and may in the future fail, to satisfy certain performance criteria in the Company's distribution agreements. It is possible that the Company's beer distribution agreements may not be renewed or may be terminated prior to expiration.

**The Company's indebtedness could have a material adverse effect on its financial health.**

The Company has incurred substantial indebtedness to finance its acquisitions and may incur substantial additional indebtedness in the future to finance further acquisitions. The Company's ability to satisfy its financial obligations under the Company's indebtedness outstanding from time to time will depend upon the Company's future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond the

Company's control. Therefore, there can be no assurance that the Company's cash flow from operations will be sufficient to meet all of its debt service requirements and to fund its capital expenditure requirements.

The Company's current and future debt service obligations and covenants could have important consequences. Such obligations and covenants, include and may include the following:

- the Company's ability to obtain financing for future working capital needs or acquisitions or other purposes may be limited;
- a significant portion of the Company's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for operations;
- the Company is subject to restrictive covenants that could limit its ability to conduct its business; and
- the Company may be more vulnerable to adverse economic conditions than less leveraged competitors and, thus, may be limited in its ability to withstand competitive pressures.

The restrictive covenants included in the Company's senior credit facility and its indentures include, among others, those restricting additional liens, additional borrowing, the sale of assets, changes of control, the payment of dividends, transactions with affiliates, the making of investments and certain other fundamental changes. The senior credit facility also contains restrictions on acquisitions and certain financial ratio tests including a debt coverage ratio, a senior debt coverage ratio, a fixed charges ratio and an interest coverage ratio. These restrictions could limit the Company's ability to conduct business. A failure to comply with the obligations contained in the senior credit facility or its indentures could result in an event of default under such agreements, which could require the Company to immediately repay the related debt and also debt under other agreements that may contain cross-acceleration or cross-default provisions.

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## Item 2. Properties

The Company consists of four business operating segments. Through these business segments, the Company currently operates wineries, distilling plants, bottling plants, and cider and water producing facilities, most of which include warehousing and distribution facilities on the premises. The Company also operates separate distribution centers under the U.K. Brands and Wholesale segment's wholesaling business. The Company believes that all of its facilities are in good condition and working order and have adequate capacity to meet its needs for the foreseeable future. The Company's corporate headquarters are located in offices leased in Fairport, New York.

### *Popular and Premium Wine*

The Popular and Premium Wine segment maintains its headquarters in owned and leased offices in Canandaigua, New York. It operates three wineries in New York, located in Canandaigua, Naples and Batavia, six wineries in California, located in Madera, Lodi, Escalon, Fresno and Ukiah, two wineries in Washington, located in Woodinville and Sunnyside, and one winery in Caldwell, Idaho. All of the facilities in which these wineries operate are owned, except for the wineries in Batavia (New York), Caldwell (Idaho) and Woodinville (Washington), which are leased. This segment considers its principal wineries to be the Mission Bell winery in Madera (California) and the Canandaigua winery in Canandaigua (New York). The Mission Bell winery crushes grapes, produces, bottles and distributes wine and produces grape juice concentrate. The Canandaigua winery crushes grapes and produces, bottles and distributes wine.

This segment currently owns or leases approximately 2,800 acres of vineyards, either fully bearing or under development, in California and New York.

*Imported Beer and Spirits*

The Imported Beer and Spirits segment maintains its headquarters in leased offices in Chicago, Illinois. It owns and operates four distilling plants, two in the United States and two in Canada. The two distilling plants in the United States are located in Bardstown, Kentucky and Albany, Georgia. The two distilling plants in Canada, which were acquired in connection with the Black Velvet Acquisition, are located in Valleyfield, Quebec and Lethbridge, Alberta. This segment considers its principal distilling plants to be the facilities located in Bardstown (Kentucky), Valleyfield (Quebec) and Lethbridge (Alberta). The Bardstown facility distills, bottles and warehouses distilled spirits products for the Company and, on a contractual basis, for other industry members. The two Canadian facilities distill, bottle and store Canadian whisky for the segment, and distill and/or bottle and store Canadian whisky, vodka, rum, gin and liqueurs for third parties.

In the United States, the Imported Beer and Spirits segment also operates three bottling plants, located in Georgia, Kentucky and California. The facilities located in Atlanta, Georgia and Owensboro, Kentucky are owned, while the facility in Carson, California is operated and leased through an arrangement involving an ongoing management contract. This segment considers the bottling plant located in Owensboro (Kentucky) to be one of its principal facilities. The Owensboro facility bottles and warehouses distilled spirits products for the segment and is also utilized for contract bottling.

*U.K. Brands and Wholesale*

The U.K. Brands and Wholesale segment maintains its headquarters in owned offices in Bristol, England. It currently owns and operates two facilities in England, located in Bristol and Shepton Mallet and one facility in Scotland, located in Forfar. This segment considers all three facilities to be its principal facilities. The Bristol facility produces, bottles and packages wine; the Shepton Mallet facility produces, bottles and packages cider; and the Forfar facility produces, bottles and packages water products. The U.K. Brands and Wholesale segment also owns another facility in Taunton, England, which it plans to sell since the operations have been consolidated into the Shepton Mallet facility.

The U.K. Brands and Wholesale segment operates a National Distribution Centre, located at a leased facility in Severnside, England to distribute its products that are produced at the Bristol and Shepton Mallet facilities. To support its wholesaling business, this segment operates 11 distribution centers located throughout the United Kingdom, 10 of which are leased. These 11 distribution centers are used to distribute products produced by third parties, as well as by the Company. This segment has been and will continue consolidating the operations of its wholesaling distribution centers.

*Fine Wine*

The Fine Wine segment maintains its headquarters in offices owned in Rutherford, California. Through this segment, the Company owns and operates six wineries in the United States, one of which is on land that is leased, and, through a majority owned subsidiary, operates one winery in Chile. All six wineries in the United States are located in the state of California, in Rutherford, Healdsburg, Monterey County, Napa County and two in Sonoma County. The winery in Chile is located in the Casablanca Valley. This segment considers its principal wineries to be one of its wineries in Sonoma County (California) and its wineries located in Rutherford (California), Healdsburg (California), Monterey

County (California), and the Casablanca Valley (Chile). The winery in Monterey County crushes, vinifies and cellars wine. The other principal wineries crush grapes, vinify, cellar and bottle wine.

This segment also owns and leases approximately 2,700 plantable acres of vineyards in California and approximately 1,000 plantable acres of vineyards in Chile.

## Item 3. Legal Proceedings

The Company and its subsidiaries are subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management such liability will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

## Item 4. Submission of Matters to a Vote of Security Holders

Not Applicable.

### Executive Officers of the Company

Information with respect to the current executive officers of the Company is as follows:

| NAME | AGE | OFFICE HELD |
|---|---|---|
| Richard Sands | 51 | Chairman of the Board, President and Chief Executive Officer |
| Robert Sands | 43 | Group President |
| Alexander L. Berk | 52 | President and Chief Executive Officer of Barton Incorporated |
| Agustin Francisco Huneeus | 36 | President and Chief Executive Officer of Franciscan Vineyards, Inc. |
| Tim Kelly | 44 | Chief Operating Officer, Constellation International |
| Jon Moramarco | 45 | President and Chief Executive Officer of Canandaigua Wine Company, Inc. |
| Thomas J. Mullin | 50 | Executive Vice President and General Counsel |
| George H. Murray | 55 | Executive Vice President and Chief Human Resources Officer |
| Richard Peters | 42 | Chief Operating Officer of Matthew Clark plc |
| Thomas S. Summer | 48 | Executive Vice President and Chief Financial Officer |

Richard Sands, Ph.D., has been employed by the Company in various capacities since 1979. He was elected Executive Vice President and a director in 1982, became President and Chief Operating Officer in May 1986 and was elected Chief Executive Officer in October 1993. In September 1999, Mr. Sands was elected Chairman of the Board. He is the brother of Robert Sands.

Robert Sands was appointed Group President in April 2000 and has served as a director since January 1990. Mr. Sands also had served as Chief Executive Officer, International from December 1998 through April 2000, as Executive Vice President from October 1993 through April 2000, as General Counsel from June 1986 through May 2000 and as Vice President from June 1990 through October 1993. He is the brother of Richard Sands.

Alexander L. Berk is the President and Chief Executive Officer of Barton Incorporated, a wholly owned subsidiary of the Company. In this capacity, Mr. Berk is in charge of the Imported Beer and Spirits segment. Since 1990 and prior to becoming Chief Executive Officer in March 1998, Mr. Berk was President and Chief Operating Officer of Barton and from 1988 to 1990, he was the President and Chief

Executive Officer of Schenley Industries. Mr. Berk has been in the beverage alcohol industry for most of his career, serving in various positions.

Agustin Francisco Huneeus is the President and Chief Executive Officer of Franciscan Vineyards, Inc., a wholly owned subsidiary of the Company. In this capacity, Mr. Huneeus is in charge of the Fine Wine segment. Since December 1995 and prior to becoming President in May 2000, he served in various positions with Franciscan, the last of which was Senior Vice President, Sales and Marketing. From June 1994 to December 1995, he was an associate in the branded consumer venture group of Hambrecht & Quist.

Tim Kelly joined the Company as Chief Operating Officer, Constellation International in February 2002. Prior to joining the Company, he was employed by Diageo plc and served as President of Guinness-Bass Import Company (a U.S. Subsidiary of Diageo) from 1998 to 2001 and as Vice President Marketing, Guinness Ireland from 1995 to 1998. For the previous nine years, Mr. Kelly served in various marketing and sales positions at Coca Cola & Schweppes Beverages.

Jon Moramarco joined Canandaigua Wine Company, Inc., a wholly owned subsidiary of the Company, in November 1999 as its President and Chief Executive Officer. In this capacity, Mr. Moramarco is in charge of the Popular and Premium Wine segment. Prior to joining Canandaigua Wine Company, Inc., he served as President and Chief Executive Officer of Allied Domecq Wines, USA since 1992. Mr. Moramarco has more than 15 years of diverse experience in the wine industry, including prior service as Chairman of the American Vintners Association, a national wine trade organization.

Thomas J. Mullin joined the Company as Executive Vice President and General Counsel in May 2000. Prior to joining the Company, Mr. Mullin served as President and Chief Executive Officer of TD Waterhouse Bank, NA since February 2000, of CT USA, F.S.B. since September 1998, and of CT USA, Inc. since March 1997. He also served as Executive Vice President, Business Development and Corporate Strategy of C.T. Financial Services, Inc. from March 1997 through February 2000. From 1985 through 1997, Mr. Mullin served as Vice Chairman and Senior Executive Vice President of First Federal Savings and Loan Association of Rochester, New York and from 1982 through 1985, he was a partner in the law firm of Phillips, Lytle, Hitchcock, Blaine & Huber.

George H. Murray joined the Company in April 1997 as Senior Vice President and Chief Human Resources Officer and in April 2000 was elected Executive Vice President. From August 1994 to April 1997, Mr. Murray served as Vice President - Human Resources and Corporate Communications of ACC Corp., an international long distance reseller. For eight and a half years prior to that, he served in various senior management positions with First Federal Savings and Loan Association of Rochester, New York, including the position of Senior Vice President of Human Resources and Marketing from 1991 to 1994.

Richard Peters is the Chief Operating Officer of Matthew Clark plc, a wholly owned subsidiary of the Company. Since May 1, 2002, in this capacity, he is in charge of the U.K. Brands and Wholesale segment. Mr. Peters has been employed by Matthew Clark since 1994 in various management positions, including positions in production and operations. Prior to his employment at Matthew Clark, for three years, he was a Management Consultant with AT Kearney, responsible for marketing and strategy projects for a wide range of clients.

Thomas S. Summer joined the Company in April 1997 as Senior Vice President and Chief Financial Officer and in April 2000 was elected Executive Vice President. From November 1991 to April 1997, Mr. Summer served as Vice President, Treasurer of Cardinal Health, Inc., a large national health care services company, where he was responsible for directing financing strategies and treasury matters. Prior to that, from November 1987 to November 1991, Mr. Summer held several positions in corporate finance and international treasury with PepsiCo, Inc.

Executive officers of the Company hold office until the next Annual Meeting of the Board of Directors and until their successors are chosen and qualify.

## PART II

### Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

On September 19, 2000, when the Company changed its name to Constellation Brands, Inc., the Company's Class A Common Stock (the "Class A Stock") and Class B Common Stock (the "Class B Stock") began trading on the New York Stock Exchange® ("NYSE") under the symbols STZ and STZ.B, respectively. From October 12, 1999, to September 18, 2000, the Company's Class A Stock and Class B Stock traded on the NYSE under the symbols CDB and CDB.B, respectively. Prior to October 12, 1999, the Company's Class A Stock and Class B Stock traded on the Nasdaq Stock Market® ("NASDAQ") under the symbols CBRNA and CBRNB, respectively. (The Company delisted voluntarily its securities from NASDAQ in order to list its Class A Stock and Class B Stock on the NYSE.)

The following tables set forth for the periods indicated the high and low sales prices of the Class A Stock and the Class B Stock, as adjusted to give retroactive effect to the May 13, 2002, two-for-one stock split. For all periods of Fiscal 2002 and Fiscal 2001, the high and low sales prices of the Class A Stock and Class B Stock reflect trades on the NYSE.

CLASS A STOCK

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Fiscal 2001 | | | | |
| High | $ 13.94 | $ 13.89 | $ 14.61 | $ 17.15 |
| Low | $ 10.09 | $ 10.95 | $ 11.47 | $ 11.75 |
| Fiscal 2002 | | | | |
| High | $ 20.00 | $ 23.25 | $ 22.50 | $ 27.18 |
| Low | $ 15.65 | $ 18.40 | $ 17.38 | $ 19.01 |

CLASS B STOCK

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter |
|---|---|---|---|---|
| Fiscal 2001 | | | | |
| High | $ 13.50 | $ 13.75 | $ 14.03 | $ 16.75 |
| Low | $ 10.63 | $ 12.06 | $ 12.00 | $ 12.25 |
| Fiscal 2002 | | | | |
| High | $ 19.95 | $ 23.00 | $ 21.63 | $ 26.67 |
| Low | $ 16.08 | $ 19.50 | $ 19.75 | $ 19.93 |

At May 15, 2002, the number of holders of record of Class A Stock and Class B Stock of the Company were 954 and 249, respectively.

The Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividends since its initial public offering in 1973. In addition, the Company's current senior credit facility, the Company's indenture for its $200 million 8 5/8% Senior Notes due August 2006, its indenture for its $200 million 8% Senior Notes due February 2008, its indenture for its $200 million 8 1/2% Senior Subordinated Notes due March 2009, its indenture for its $250 million 8 1/8% Senior Subordinated Notes due January 2012, its indenture for its £1 million 8 1/2% Series B Senior Notes due November 2009 and its £154 million 8 1/2% Series C Senior Notes due November 2009 limit the payment of cash dividends. During April 2002, the Company's Board of Directors approved a two-for-one split of both the Company's Class A Stock and Class B Stock, which was distributed in the form of a stock dividend on May 13, 2002, to stockholders of record on April 30, 2002. All share and per share amounts have been retroactively restated to give effect to the common stock split.

## Item 6. Selected Financial Data

| | FOR THE YEARS ENDED | | | | |
|---|---|---|---|---|---|
| | FEBRUARY 28, 2002 | FEBRUARY 28, 2001 | FEBRUARY 29, 2000 | FEBRUARY 28, 1999 | FEBRUARY 28, 1998 |
| *(in thousands, except per share data)* | | | | | |
| Gross sales | $ 3,633,958 | $ 3,154,294 | $ 3,088,699 | $ 1,984,801 | $ 1,632,357 |
| Less-excise taxes | (813,455) | (757,609) | (748,230) | (487,458) | (419,569) |
| Net sales | 2,820,503 | 2,396,685 | 2,340,469 | 1,497,343 | 1,212,788 |
| Cost of product sold | (1,901,462) | (1,639,230) | (1,618,009) | (1,049,309) | (869,038) |
| Gross profit | 919,041 | 757,455 | 722,460 | 448,034 | 343,750 |
| Selling, general and administrative expenses | (576,560) | (486,587) | (481,909) | (299,526) | (231,680) |
| Nonrecurring charges | - | - | (5,510) | (2,616) | - |
| Operating income | 342,481 | 270,868 | 235,041 | 145,892 | 112,070 |
| Equity in earnings of joint venture | 1,667 | - | - | - | - |
| Interest expense, net | (114,189) | (108,631) | (106,082) | (41,462) | (32,189) |
| Income before income taxes and extraordinary item | 229,959 | 162,237 | 128,959 | 104,430 | 79,881 |
| Provision for income taxes | (91,984) | (64,895) | (51,584) | (42,521) | (32,751) |
| Income before extraordinary item | 137,975 | 97,342 | 77,375 | 61,909 | 47,130 |
| Extraordinary item, net of income taxes | (1,554) | - | - | (11,437) | - |
| Net income | $ 136,421 | $ 97,342 | $ 77,375 | $ 50,472 | $ 47,130 |
| Earnings per common share: | | | | | |
| Basic: | | | | | |
| Income before extraordinary item | $ 1.62 | $ 1.33 | $ 1.07 | $ 0.85 | $ 0.63 |
| Extraordinary item | (0.02) | - | - | (0.16) | - |
| Earnings per common share – basic | $ 1.60 | $ 1.33 | $ 1.07 | $ 0.69 | $ 0.63 |
| Diluted: | | | | | |
| Income before extraordinary item | $ 1.57 | $ 1.30 | $ 1.05 | $ 0.82 | $ 0.62 |
| Extraordinary item | (0.02) | - | - | (0.15) | - |
| Earnings per common share – diluted | $ 1.55 | $ 1.30 | $ 1.05 | $ 0.67 | $ 0.62 |
| Total assets | $ 3,069,385 | $ 2,512,169 | $ 2,348,791 | $ 1,793,776 | $ 1,090,555 |
| Long-term debt | $ 1,293,183 | $ 1,307,437 | $ 1,237,135 | $ 831,689 | $ 309,218 |

For the fiscal years ended February 28, 2002, and February 28, 2001, see Management's Discussion and Analysis of Financial Condition and Results of Operations under Item 7 of this Annual Report on Form 10-K and Notes to Consolidated Financial Statements as of February 28, 2002, under Item 8 of this Annual Report on Form 10-K.

During April 2002, the Board of Directors of the Company approved a two-for-one stock split of both the Company's Class A Common Stock and Class B Common Stock, which was distributed in the form of a stock dividend on May 13, 2002, to stockholders of record on April 30, 2002. All share and per share amounts have been retroactively restated to give effect to the common stock split.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Introduction

The Company is a leader in the production and marketing of beverage alcohol brands in North America and the United Kingdom. As the second largest supplier of wine, the second largest marketer of imported beer and the third largest supplier of distilled spirits, the Company is the largest single-source supplier of these products in the United States. In the United Kingdom, the Company is a leading marketer of wine, the second largest producer and marketer of cider and a leading independent drinks wholesaler.

The Company reports its operating results in five segments: Popular and Premium Wine (branded popular and premium wine and brandy, and other, primarily grape juice concentrate and bulk wine); Imported Beer and Spirits (primarily imported beer and distilled spirits); U.K. Brands and Wholesale (branded wine, cider, and bottled water, and wholesale wine, cider, distilled spirits, beer and soft drinks); Fine Wine (primarily branded super-premium and ultra-premium wine); and Corporate Operations and Other (primarily corporate related items).

The following discussion and analysis summarizes the significant factors affecting (i) consolidated results of operations of the Company for the year ended February 28, 2002 ("Fiscal 2002"), compared to the year ended February 28, 2001 ("Fiscal 2001"), and Fiscal 2001 compared to the year ended February 29, 2000 ("Fiscal 2000"), and (ii) financial liquidity and capital resources for Fiscal 2002. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

### Common Stock Split

During April 2002, the Board of Directors of the Company approved a two-for-one stock split of both the Company's Class A Common Stock and Class B Common Stock, which was distributed in the form of a stock dividend on May 13, 2002, to stockholders of record on April 30, 2002. All share and per share amounts have been retroactively restated to give effect to the common stock split.

### Acquisitions in Fiscal 2002, Fiscal 2001 and Fiscal 2000 and Joint Venture

#### *Acquisition of Ravenswood Winery*

On July 2, 2001, the Company acquired all of the outstanding capital stock of Ravenswood Winery, Inc. ("Ravenswood"), a leading premium wine producer based in Sonoma, California. Ravenswood produces, markets and sells super-premium and ultra-premium California wine primarily under the Ravenswood brand name. The vast majority of the wine Ravenswood produces and sells is red wine, including the number one super-premium Zinfandel in the United States. The results of operations of Ravenswood are reported in the Fine Wine segment and have been included in the consolidated results of operations of the Company since the date of acquisition.

*Acquisition of the Corus Assets*

On March 26, 2001, in an asset acquisition, the Company acquired certain wine brands, wineries, working capital (primarily inventories), and other related assets from Corus Brands, Inc. (the "Corus Assets"). In this acquisition, the Company acquired several well-known premium wine brands primarily sold in the northwestern United States, including Covey Run, Columbia, Ste. Chapelle and Alice White. In connection with the transaction, the Company also entered into long-term grape supply agreements with affiliates of Corus Brands, Inc. covering more than 1,000 acres of Washington and Idaho vineyards. The results of operations of the Corus Assets are reported in the Popular and Premium Wine segment and have been included in the consolidated results of operations of the Company since the date of acquisition.

*Acquisition of the Turner Road Vintners Assets*

On March 5, 2001, in an asset acquisition, the Company acquired several well-known premium wine brands, including Vendange, Nathanson Creek, Heritage, and Talus, working capital (primarily inventories), two wineries in California, and other related assets from Sebastiani Vineyards, Inc. and Tuolomne River Vintners Group (the "Turner Road Vintners Assets"). The results of operations of the Turner Road Vintners Assets are reported in the Popular and Premium Wine segment and have been included in the consolidated results of operations of the Company since the date of acquisition. The acquisition of the Turner Road Vintners Assets is significant.

*Acquisition of Forth Wines*

On October 27, 2000, the Company acquired all of the issued Ordinary Shares and Preference Shares of Forth Wines Limited ("Forth Wines"). The results of operations of Forth Wines are reported in the U.K. Brands and Wholesale segment and have been included in the consolidated results of operations of the Company since the date of acquisition.

*Acquisitions of Franciscan Estates and Simi*

On June 4, 1999, the Company purchased all of the outstanding capital stock of Franciscan Estates and, in related transactions, purchased vineyards, equipment and other vineyard related assets located in Northern California (collectively the "Franciscan Acquisition"). Also on June 4, 1999, the Company purchased all of the outstanding capital stock of Simi. (The acquisition of the capital stock of Simi is hereafter referred to as the "Simi Acquisition".) The Simi Acquisition included the Simi winery (located in Healdsburg, California), equipment, vineyards, inventory and worldwide ownership of the Simi brand name. The results of operations from the Franciscan and Simi Acquisitions (collectively, "Franciscan") are reported together in the Fine Wine segment and have been included in the consolidated results of operation of the Company since the date of acquisition. On February 29, 2000, Simi was merged into Franciscan Estates.

*Acquisition of the Black Velvet Assets*

On April 9, 1999, in an asset acquisition, the Company acquired several well-known Canadian whisky brands, including Black Velvet, production facilities located in Alberta and Quebec, Canada, case goods and bulk whisky inventories and other related assets from affiliates of Diageo plc (collectively, the "Black Velvet Assets"). In connection with the transaction, the Company also entered into multi-year agreements with affiliates of Diageo plc to provide packaging and distilling services for various brands retained by the Diageo plc affiliates. The results of operations from the Black Velvet Assets are reported in the Imported Beer and Spirits segment and have been included in the consolidated results of operations of the Company since the date of acquisition.

*Pacific Wine Partners*

On July 31, 2001, the Company and BRL Hardy Limited completed the formation of Pacific Wine Partners LLC ("PWP"), a joint venture owned equally by the Company and BRL Hardy Limited, the second largest wine company in Australia. PWP produces, markets and sells a global portfolio of premium wine in the United States, including a range of Australian imports. PWP has exclusive distribution rights in the United States and the Caribbean to seven brands – Banrock Station, Hardys, Leasingham, Barossa Valley Estate and Chateau Reynella from Australia; Nobilo from New Zealand; and La Baume from France. The joint venture also owns Farallon, a premium California coastal wine. In addition, PWP owns a winery and controls 1,400 acres of vineyards, all located in Monterey County, California.

On October 16, 2001, the Company announced that PWP completed the purchase of certain assets of Blackstone Winery, including the Blackstone brand and the Codera wine business in Sonoma County.

The investment in PWP is accounted for using the equity method; accordingly, the results of operations of PWP since July 31, 2001, have been included in the equity in earnings of joint venture line in the Consolidated Statements of Income of the Company.

## Results of Operations

### Fiscal 2002 Compared to Fiscal 2001

*Net Sales*

The following table sets forth the net sales (in thousands of dollars) by operating segment of the Company for Fiscal 2002 and Fiscal 2001.

| | Fiscal 2002 Compared to Fiscal 2001 Net Sales | | |
|---|---|---|---|
| | 2002 | 2001 | % Increase (Decrease) |
| Popular and Premium Wine: | | | |
| Branded: | | | |
| External customers | $ 781,662 | $ 603,948 | 29.4 % |
| Intersegment | 9,669 | 6,451 | 49.9 % |
| Total Branded | 791,331 | 610,399 | 29.6 % |
| Other: | | | |
| External customers | 57,718 | 64,799 | (10.9)% |
| Intersegment | 13,751 | 16,562 | (17.0)% |
| Total Other | 71,469 | 81,361 | (12.2)% |
| Popular and Premium Wine net sales | $ 862,800 | $ 691,760 | 24.7 % |
| Imported Beer and Spirits: | | | |
| Beer | $ 758,800 | $ 659,371 | 15.1 % |
| Spirits | 288,568 | 285,743 | 1.0 % |
| Imported Beer and Spirits net sales | $ 1,047,368 | $ 945,114 | 10.8 % |
| U.K. Brands and Wholesale: | | | |
| Branded: | | | |
| External customers | $ 296,770 | $ 285,717 | 3.9 % |
| Intersegment | 574 | 1,193 | (51.9)% |
| Total Branded | 297,344 | 286,910 | 3.6 % |
| Wholesale | 495,549 | 404,209 | 22.6 % |
| U.K. Brands and Wholesale net sales | $ 792,893 | $ 691,119 | 14.7 % |

| | Fiscal 2002 Compared to Fiscal 2001 | | |
|---|---|---|---|
| | Net Sales | | |
| | 2002 | 2001 | % Increase (Decrease) |
| Fine Wine: | | | |
| External customers | $ 141,436 | $ 92,898 | 52.2 % |
| Intersegment | 753 | 217 | 247.0 % |
| Fine Wine net sales | $ 142,189 | $ 93,115 | 52.7 % |
| Corporate Operations and Other | $ - | $ - | N/A |
| Intersegment eliminations | $ (24,747) | $ (24,423) | 1.3 % |
| Consolidated Net Sales | $ 2,820,503 | $ 2,396,685 | 17.7 % |

Net sales for Fiscal 2002 increased to $2,820.5 million from $2,396.7 million for Fiscal 2001, an increase of $423.8 million, or 17.7%.

*Popular and Premium Wine*

Net sales for the Popular and Premium Wine segment for Fiscal 2002 increased to $862.8 million from $691.8 million for Fiscal 2001, an increase of $171.0 million, or 24.7%. This increase resulted primarily from $188.1 million of sales of the newly acquired brands from the Turner Road Vintners Assets and Corus Assets acquisitions (the "March Acquisitions"), both completed in March 2001. This increase was partially offset by declines in the Popular and Premium Wine segment's grape juice concentrate business and certain other wine brands.

*Imported Beer and Spirits*

Net sales for the Imported Beer and Spirits segment for Fiscal 2002 increased to $1,047.4 million from $945.1 million for Fiscal 2001, an increase of $102.3 million, or 10.8%. This increase resulted primarily from a 15.1% increase in imported beer sales, led by volume growth in the Mexican beer portfolio. Spirits sales increased slightly primarily from an increase in bulk whiskey sales, partially offset by slightly lower branded spirits sales as a result of lower net selling prices from the implementation of a net pricing strategy in the third quarter of Fiscal 2001, which also resulted in lower promotion costs.

*U.K. Brands and Wholesale*

Net sales for the U.K. Brands and Wholesale segment for Fiscal 2002 increased to $792.9 million from $691.1 million for Fiscal 2001, an increase of $101.8 million, or 14.7%. Excluding an adverse foreign currency impact of $28.9 million, net sales increased $130.7 million, or 18.9%. This local currency basis increase resulted primarily from a 27.1% increase in wholesale sales, with the majority of this growth coming from organic sales. Additionally, branded sales increased 7.4% with an increase in wine sales being partially offset by a decrease in cider sales.

*Fine Wine*

Net sales for the Fine Wine segment for Fiscal 2002 increased to $142.2 million from $93.1 million for Fiscal 2001, an increase of $49.1 million, or 52.7%. This increase resulted primarily from $32.9 million of sales of the newly acquired brands from the Ravenswood acquisition and organic sales growth primarily due to volume increases in the Estancia, Veramonte, and Franciscan brands.

*Gross Profit*

The Company's gross profit increased to $919.0 million for Fiscal 2002 from $757.5 million for Fiscal 2001, an increase of $161.6 million, or 21.3%. The dollar increase in gross profit resulted primarily from sales of the newly acquired brands from the March Acquisitions and the Ravenswood acquisition, volume growth in the Imported Beer and Spirits segment's Mexican beer portfolio, volume growth in the Fine Wine segment's portfolio, and volume growth in the U.K. Brands and Wholesale segment's wholesale business and branded business. These increases were partially offset by a decrease in the Imported Beer and Spirits segment's spirits sales and an adverse foreign currency impact. As a percent of net sales, gross profit increased to 32.6% for Fiscal 2002 from 31.6% for Fiscal 2001, resulting primarily from sales of higher-margin wine brands acquired in the March Acquisitions and the Ravenswood acquisition.

*Selling, General and Administrative Expenses*

Selling, general and administrative expenses increased to $576.6 million for Fiscal 2002 from $486.6 million for Fiscal 2001, an increase of $90.0 million, or 18.5%. The dollar increase in selling, general and administrative expenses resulted primarily from an increase in advertising, promotion, selling, and general and administrative expenses associated with the brands acquired in the March Acquisitions and the Ravenswood acquisition. In addition, there were increases in promotion and advertising expenses associated with the Imported Beer and Spirits segment's Mexican beer portfolio volume growth, the U.K. Brands and Wholesale segment's branded business volume growth, and the Fine Wine segment's portfolio volume growth. Selling, general and administrative expenses as a percent of net sales remained virtually unchanged at 20.4% for Fiscal 2002 as compared to 20.3% for Fiscal 2001.

*Operating Income*

The following table sets forth the operating income (loss) (in thousands of dollars) by operating segment of the Company for Fiscal 2002 and Fiscal 2001.

| | Fiscal 2002 Compared to Fiscal 2001 Operating Income (Loss) | | |
|---|---|---|---|
| | 2002 | 2001 | % Increase (Decrease) |
| Popular and Premium Wine | $ 104,781 | $ 50,390 | 107.9 % |
| Imported Beer and Spirits | 178,805 | 167,680 | 6.6 % |
| U.K. Brands and Wholesale | 47,270 | 48,961 | (3.5)% |
| Fine Wine | 39,169 | 24,495 | 59.9 % |
| Corporate Operations and Other | (27,544) | (20,658) | 33.3 % |
| Consolidated Operating Income | $ 342,481 | $ 270,868 | 26.4 % |

As a result of the above factors, operating income increased to $342.5 million for Fiscal 2002 from $270.9 million for Fiscal 2001, an increase of $71.6 million, or 26.4%.

*Interest Expense, Net*

Net interest expense increased to $114.2 million for Fiscal 2002 from $108.6 million for Fiscal 2001, an increase of $5.6 million, or 5.1%. The increase resulted primarily from an increase in the average borrowings primarily due to the financing of the March Acquisitions and the Ravenswood acquisition, partially offset by a decrease in the average interest rate.

*Net Income*

As a result of the above factors, net income increased to $136.4 million for Fiscal 2002 from $97.3 million for Fiscal 2001, an increase of $39.1 million, or 40.1%.

For financial analysis purposes only, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for Fiscal 2002 were $429.6 million, an increase of $88.3 million over EBITDA of $341.3 million for Fiscal 2001. EBITDA should not be construed as an alternative to operating income or net cash flow from operating activities and should not be construed as an indication of operating performance or as a measure of liquidity.

**Fiscal 2001 Compared to Fiscal 2000**

*Net Sales*

The following table sets forth the net sales (in thousands of dollars) by operating segment of the Company for Fiscal 2001 and Fiscal 2000.

| | Fiscal 2001 Compared to Fiscal 2000 Net Sales | | |
|---|---|---|---|
| | 2001 | 2000 | % Increase (Decrease) |
| Popular and Premium Wine: | | | |
| Branded: | | | |
| External customers | $ 603,948 | $ 623,796 | (3.2)% |
| Intersegment | 6,451 | 5,524 | 16.8 % |
| Total Branded | 610,399 | 629,320 | (3.0)% |
| Other: | | | |
| External customers | 64,799 | 86,814 | (25.4)% |
| Intersegment | 16,562 | 1,146 | 1345.2 % |
| Total Other | 81,361 | 87,960 | (7.5)% |
| Popular and Premium Wine net sales | $ 691,760 | $ 717,280 | (3.6)% |
| Imported Beer and Spirits: | | | |
| Beer | $ 659,371 | $ 570,380 | 15.6 % |
| Spirits | 285,743 | 267,762 | 6.7 % |
| Imported Beer and Spirits net sales | $ 945,114 | $ 838,142 | 12.8 % |
| U.K. Brands and Wholesale: | | | |
| Branded: | | | |
| External customers | $ 285,717 | $ 313,027 | (8.7)% |
| Intersegment | 1,193 | 75 | 1490.7 % |
| Total Branded | 286,910 | 313,102 | (8.4)% |
| Wholesale | 404,209 | 416,644 | (3.0)% |
| U.K. Brands and Wholesale net sales | $ 691,119 | $ 729,746 | (5.3)% |
| Fine Wine: | | | |
| External customers | $ 92,898 | $ 62,046 | 49.7 % |
| Intersegment | 217 | 73 | 197.3 % |
| Fine Wine net sales | $ 93,115 | $ 62,119 | 49.9 % |
| Corporate Operations and Other | $ - | $ - | N/A |
| Intersegment eliminations | $ (24,423) | $ (6,818) | 258.2 % |
| Consolidated Net Sales | $ 2,396,685 | $ 2,340,469 | 2.4 % |

Net sales for Fiscal 2001 increased to $2,396.7 million from $2,340.5 million for Fiscal 2000, an increase of $56.2 million, or 2.4%.

*Popular and Premium Wine*

Net sales for the Popular and Premium Wine segment for Fiscal 2001 decreased to $691.8 million from $717.3 million for Fiscal 2000, a decrease of $25.5 million, or (3.6)%. The decline resulted primarily from a decrease in table wine sales, a decrease in sparkling wine sales as third quarter 2000 included the impact of sales associated with Millennium activities, and a decrease in grape juice concentrate sales. These decreases were partially offset by increases in sales of Paul Masson Grande Amber and Arbor Mist.

*Imported Beer and Spirits*

Net sales for the Imported Beer and Spirits segment for Fiscal 2001 increased to $945.1 million from $838.1 million for Fiscal 2000, an increase of $107.0 million, or 12.8%. This increase resulted primarily from volume growth and selling price increases in the Mexican beer portfolio, selling price increases on tequila products and the inclusion of $11.3 million of incremental net sales during the first quarter of Fiscal 2001 from the Canadian whisky brands acquired as part of the Black Velvet Assets acquisition, which was completed in April 1999.

*U.K. Brands and Wholesale*

Net sales for the U.K. Brands and Wholesale segment for Fiscal 2001 decreased to $691.1 million from $729.7 million for Fiscal 2000, a decrease of $38.6 million, or (5.3)%. This decrease resulted primarily from an adverse foreign currency impact of $58.8 million. On a local currency basis, net sales increased 2.8% primarily due to an increase in wholesale sales, including sales from the recent Forth Wines acquisition, an increase in branded table wine sales, and an increase in packaged cider sales. These increases were partially offset by decreases in private label cider and draft cider sales.

*Fine Wine*

Net sales for the Fine Wine segment for Fiscal 2001 increased to $93.1 million from $62.1 million for Fiscal 2000, an increase of $31.0 million, or 49.9%. As the acquisition of Franciscan was completed in June 1999, this increase resulted primarily from the inclusion of $21.9 million of net sales from the first quarter of Fiscal 2001 and from selling price increases instituted during the second quarter of Fiscal 2001.

*Gross Profit*

The Company's gross profit increased to $757.5 million for Fiscal 2001 from $722.5 million for Fiscal 2000, an increase of $35.0 million, or 4.8%. The dollar increase in gross profit was primarily related to volume growth and selling price increases in the Company's Mexican beer portfolio, sales attributable to the acquisitions of Franciscan (completed in June 1999) and the Black Velvet Assets (completed in April 1999), and increases in the Fine Wine segment's selling prices. These increases were partially offset by an adverse foreign currency impact. As a percent of net sales, gross profit increased to 31.6% for Fiscal 2001 from 30.9% for Fiscal 2000, resulting primarily from sales of higher-margin distilled spirits and super-premium and ultra-premium wine acquired in the acquisitions of the Black Velvet Assets and Franciscan, respectively, and from improved margins resulting from selling price increases in the Company's imported beer business and the Fine Wine segment's portfolio, as well as cost improvements in the U.K. Brands and Wholesale segment's cider and wholesale businesses.

*Selling, General and Administrative Expenses*

Selling, general and administrative expenses increased to $486.6 million for Fiscal 2001 from $481.9 million for Fiscal 2000, an increase of $4.7 million, or 1.0%. The dollar increase in selling, general and administrative expenses resulted primarily from an increase in selling expenses in all operating segments, the inclusion of the Franciscan business and expenses related to the brands acquired in the Black Velvet Assets acquisition for a full year in Fiscal 2001, and an increase in expenses in Corporate Operations. These increases were partially offset by a decrease in advertising and promotion expenses, primarily in the Popular and Premium Wine segment, and a favorable foreign currency impact. Selling, general and administrative expenses as a percent of net sales decreased to 20.3% for Fiscal 2001 as compared to 20.6% for Fiscal 2000 as the percent increase in net sales for Fiscal 2001 was greater than the percent increase in selling, general and administrative expenses for Fiscal 2001.

*Nonrecurring Charges*

The Company incurred nonrecurring charges of $5.5 million in Fiscal 2000 related to the closure of a cider production facility within the U.K. Brands and Wholesale operating segment in the United Kingdom ($2.9 million) and to a management reorganization within the Popular and Premium Wine operating segment ($2.6 million). No such charges were incurred in Fiscal 2001.

*Operating Income*

The following table sets forth the operating income (loss) (in thousands of dollars) by operating segment of the Company for Fiscal 2001 and Fiscal 2000.

| | Fiscal 2001 Compared to Fiscal 2000 | | |
|---|---|---|---|
| | Operating Income (Loss) | | |
| | 2001 | 2000 | % Increase |
| Popular and Premium Wine | $ 50,390 | $ 47,305 | 6.5 % |
| Imported Beer and Spirits | 167,680 | 142,931 | 17.3 % |
| U.K. Brands and Wholesale | 48,961 | 48,473 | 1.0 % |
| Fine Wine | 24,495 | 12,708 | 92.8 % |
| Corporate Operations and Other | (20,658) | (16,376) | 26.1 % |
| Consolidated Operating Income | $ 270,868 | $ 235,041 | 15.2 % |

As a result of the above factors, operating income increased to $270.9 million for Fiscal 2001 from $235.0 million for Fiscal 2000, an increase of $35.8 million, or 15.2%. Exclusive of the aforementioned $2.6 million in nonrecurring charges, operating income for the Popular and Premium Wine operating segment increased 1.0% in Fiscal 2001 from $49.9 million in Fiscal 2000. Operating income for the U.K. Brands and Wholesale operating segment, excluding the aforementioned nonrecurring charges of $2.9 million, decreased 4.8% in Fiscal 2001 from $51.4 million in Fiscal 2000.

*Interest Expense, Net*

Net interest expense increased to $108.6 million for Fiscal 2001 from $106.1 million for Fiscal 2000, an increase of $2.5 million, or 2.4%. The increase resulted primarily from an increase in the average interest rate which was partially offset by a decrease in average borrowings.

*Net Income*

As a result of the above factors, net income increased to $97.3 million for Fiscal 2001 from $77.4 million for Fiscal 2000, an increase of $20.0 million, or 25.8%.

For financial analysis purposes only, the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for Fiscal 2001 were $341.3 million, an increase of $41.5 million over EBITDA of $299.8 million for Fiscal 2000. EBITDA should not be construed as an alternative to operating income or net cash flow from operating activities and should not be construed as an indication of operating performance or as a measure of liquidity.

## Financial Liquidity and Capital Resources

### General

The Company's principal use of cash in its operating activities is for purchasing and carrying inventories. The Company's primary source of liquidity has historically been cash flow from operations, except during the annual fall grape harvests when the Company has relied on short-term borrowings. The annual grape crush normally begins in August and runs through October. The Company generally begins purchasing grapes in August with payments for such grapes beginning to come due in September. The Company's short-term borrowings to support such purchases generally reach their highest levels in November or December. Historically, the Company has used cash flow from operating activities to repay its short-term borrowings. The Company will continue to use its short-term borrowings to support its working capital requirements. The Company believes that cash provided by operating activities and its financing activities, primarily short-term borrowings, will provide adequate resources to satisfy its working capital, liquidity and anticipated capital expenditure requirements for both its short-term and long-term capital needs.

### Fiscal 2002 Cash Flows

*Operating Activities*

Net cash provided by operating activities for Fiscal 2002 was $213.3 million, which resulted from $226.3 million in net income adjusted for noncash items, less $13.0 million representing the net change in the Company's operating assets and liabilities. The net change in operating assets and liabilities resulted primarily from increases in accounts receivable and inventories partially offset by increases in accounts payable, deferred revenue, accrued salaries and commissions, and accrued advertising and promotions.

*Investing Activities and Financing Activities*

Net cash used in investing activities for Fiscal 2002 was $585.4 million, which resulted from net cash paid of $472.8 million for the March Acquisitions and the Ravenswood acquisition, $77.3 million of equity contributions to PWP and $71.1 million of capital expenditures (including $10.1 million for vineyards), partially offset by $35.8 million of proceeds from the sale of assets.

Net cash provided by financing activities for Fiscal 2002 was $236.9 million, which resulted primarily from proceeds of $252.5 million from the issuance of long-term debt, including $250.0 million of 8 1/8% Senior Subordinated Notes used to repay $130.0 million of 8 3/4% Senior Subordinated Notes and $65.0 million of 8 3/4% Series C Senior Subordinated Notes and a portion of the Company's borrowings under its senior credit facility, net proceeds of $151.5 million from equity offerings, proceeds of $51.4 million from net revolving loan borrowings under the senior credit facility, and proceeds of $45.0 million from exercise of employee stock options. These amounts were partially offset by principal payments of long-term debt of $261.0 million, which included the repayments as discussed above and $54.7 million of scheduled or required principal payments under the Company's senior credit facility.

During June 1998, the Company's Board of Directors authorized the repurchase of up to $100.0 million of its Class A Common Stock and Class B Common Stock. The repurchase of shares of common stock will be accomplished, from time to time, in management's discretion and depending upon market conditions, through open market or privately negotiated transactions. The Company may finance such repurchases through cash generated from operations or through the senior credit facility. The repurchased shares will become treasury shares. As of May 15, 2002, the Company had purchased 4,075,344 shares of Class A Common Stock at an aggregate cost of $44.9 million, or at an average cost of $11.01 per share. No shares were repurchased during Fiscal 2002, Fiscal 2001 and Fiscal 2000.

Debt

Total debt outstanding as of February 28, 2002, amounted to $1,429.6 million, an increase of $63.8 million from February 28, 2001. The ratio of total debt to total capitalization decreased to 59.9% as of February 28, 2002, from 68.9% as of February 28, 2001.

*Senior Credit Facility*

As of February 28, 2002, under the 2000 Credit Agreement (as defined below), the Company had outstanding term loans of $281.3 million bearing a weighted average interest rate of 3.9%, $50.0 million of outstanding revolving loans bearing a weighted average interest rate of 3.1%, undrawn letters of credit of $13.2 million, and $236.8 million in revolving loans available to be drawn.

During June 1999, the Company financed the purchase price for the Franciscan Acquisition primarily through additional term loan borrowings under its previous senior credit facility. The Company financed the purchase price for the Simi Acquisition with revolving loan borrowings under the same senior credit facility. During August 1999, as discussed below, a portion of the Company's borrowings under that senior credit facility were repaid with the net proceeds of its Senior Notes (as defined below) offering.

On October 6, 1999, the Company, certain of its principal operating subsidiaries, and a syndicate of banks (the "Syndicate Banks"), for which The Chase Manhattan Bank acts as administrative agent, entered into a senior credit facility (as subsequently amended, the "2000 Credit Agreement"). The 2000 Credit Agreement includes both U.S. dollar and British pound sterling commitments of the Syndicate Banks of up to, in the aggregate, the equivalent of $1.0 billion (subject to increase as therein provided to $1.2 billion). Proceeds of the 2000 Credit Agreement were used to repay all outstanding principal and accrued interest on all loans under the Company's prior senior credit facility, and are available to fund permitted acquisitions and ongoing working capital needs of the Company and its subsidiaries.

The 2000 Credit Agreement provides for a $380.0 million Tranche I Term Loan facility due in December 2004, a $320.0 million Tranche II Term Loan facility available for borrowing in British pound sterling due in December 2004, and a $300.0 million Revolving Credit facility (including letters of credit up to a maximum of $20.0 million) which expires in December 2004. The Tranche I Term Loan facility ($380.0 million) and the Tranche II Term Loan facility (£193.4 million, or $320.0 million) were fully drawn at closing. During Fiscal 2001, the Company used proceeds from operating activities to prepay a portion of the $380.0 million Tranche I Term Loan facility. During Fiscal 2002, the Company used proceeds from the sale of 645,000 shares of the Company's Class A Common Stock (see Note 11) to pay an additional portion of the $380.0 million Tranche I Term Loan facility. After these repayments, the required quarterly repayments of the Tranche I Term Loan facility were revised to $17.4 million for each quarter in 2002, $19.6 million for each quarter in 2003, and $20.0 million for each quarter in 2004. On November 17, 1999, proceeds from the Sterling Senior Notes (as defined below) were used to repay a portion of the $320.0 million Tranche II Term Loan facility (£73.0 million, or $118.3 million). On May 15, 2000, proceeds from the Sterling Series C Senior Notes (as defined below) were used to repay an additional portion of the $320.0 million Tranche II Term Loan facility (£78.8 million, or $118.2 million). After these repayments, the required quarterly repayments of the Tranche II Term Loan facility were revised to £0.4 million ($0.6 million) for each quarter in 2001 and 2002, £0.5 million ($0.7 million) for each quarter in 2003, and £8.5 million ($12.0 million) for each quarter in 2004 (the foregoing U.S. dollar equivalents are as of February 28, 2002). There are certain mandatory term loan prepayments, including those based on sale of assets and issuance of debt and equity, in each case subject to customary baskets, exceptions and thresholds.

The rate of interest payable, at the Company's option, is a function of the London interbank offering rate ("LIBOR") plus a margin, federal funds rate plus a margin, or the prime rate plus a margin. The margin is adjustable based upon the Company's Debt Ratio (as defined in the 2000 Credit Agreement) and, with respect to LIBOR borrowings, ranges between 0.75% and 1.25% for Revolving Credit loans and 1.00% and 1.75% for Term Loans. As of February 28, 2002, the margin was 1.125% for Revolving Credit loans and 1.625% for Term Loans. In addition to interest, the Company pays a facility fee on the Revolving Credit commitments at 0.50% per annum as of February 28, 2002. This fee is based upon the Company's quarterly Debt Ratio and can range from 0.25% to 0.50%.

Certain of the Company's principal operating subsidiaries have guaranteed the Company's obligations under the 2000 Credit Agreement. The 2000 Credit Agreement is secured by (i) first priority pledges of 100% of the capital stock of Canandaigua Limited and all of the Company's domestic operating subsidiaries and (ii) first priority pledges of 65% of the capital stock of Matthew Clark and certain other foreign subsidiaries.

The Company and its subsidiaries are subject to customary lending covenants including those restricting additional liens, incurring additional indebtedness, the sale of assets, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to customary baskets, exceptions and thresholds. The primary financial covenants require the maintenance of a debt coverage ratio, a senior debt coverage ratio, a fixed charges ratio and an interest coverage ratio. Among the most restrictive covenants contained in the 2000 Credit Agreement is the debt coverage ratio.

On February 13, 2001, the 2000 Credit Agreement was amended to, among other things, permit the Company to finance the acquisition of the Turner Road Vintners Assets with revolving loan borrowings, permit the refinancing of the Original Notes (as defined below) and Series C Notes (as defined below) with senior notes, and adjust the senior debt coverage ratio covenant.

*Senior Notes*

On August 4, 1999, the Company issued $200.0 million aggregate principal amount of 8 5/8% Senior Notes due August 2006 (the "August 1999 Senior Notes"). The net proceeds of the offering ($196.0 million) were used to repay a portion of the Company's borrowings under its senior credit facility. Interest on the August 1999 Senior Notes is payable semiannually on February 1 and August 1 of each year, beginning February 1, 2000. The August 1999 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The August 1999 Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The August 1999 Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries.

On November 17, 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8 1/2% Senior Notes due November 2009 (the "Sterling Senior Notes"). The net proceeds of the offering (£73.0 million, or $118.3 million) were used to repay a portion of the Company's British pound sterling borrowings under its senior credit facility. Interest on the Sterling Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning on May 15,

2000. The Sterling Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The Sterling Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The Sterling Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries. In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8 1/2% Series B Senior Notes due in November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. The terms of the Sterling Series B Senior Notes are identical in all material respects to the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0 million of the Sterling Series B Notes. The terms of the Sterling Series C Senior Notes are identical in all material respects to the Sterling Series B Senior Notes. As of February 28, 2002, the Company had outstanding £1.0 million ($1.4 million) aggregate principal amount of Sterling Series B Senior Notes.

On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 at an issuance price of £79.6 million ($119.4 million upon issuance, net of $0.6 million unamortized discount, with an effective interest rate of 8.6%) (the "Sterling Series C Senior Notes"). The net proceeds of the offering (£78.8 million, or $118.2 million) were used to repay a portion of the Company's British pound sterling borrowings under its senior credit facility. Interest on the Sterling Series C Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning on November 15, 2000. The Sterling Series C Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The Sterling Series C Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The Sterling Series C Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries. As of February 28, 2002, the Company had outstanding £154.0 million ($218.3 million, net of $0.5 million unamortized discount) aggregate principal amount of Sterling Series C Senior Notes.

On February 21, 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). The net proceeds of the offering ($197.0 million) were used to partially fund the acquisition of the Turner Road Vintners Assets. Interest on the February 2001 Senior Notes is payable semiannually on February 15 and August 15 of each year, beginning August 15, 2001. The February 2001 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The February 2001 Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The February 2001 Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries. In July 2001, the Company exchanged $200.0 million aggregate principal amount of 8% Series B Senior Notes due February 2008 (the "February 2001 Series B Senior Notes") for all of the February 2001 Senior Notes. The terms of the February 2001 Series B Senior Notes are identical in all material respects to the February 2001 Senior Notes.

*Senior Subordinated Notes*

On December 27, 1993, the Company issued $130.0 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due in December 2003 (the "Original Notes"). On October 29, 1996, the Company issued $65.0 million aggregate principal amount of 8 3/4% Series B Senior Subordinated Notes due in December 2003, which in February 1997 were exchanged for $65.0 million aggregate principal amount of 8 3/4% Series C Senior Subordinated Notes due in December 2003 (the "Series C Notes"). In February 2002, the Company redeemed the Original Notes and the Series C Notes with the proceeds from the January 2002 Senior Subordinated Notes (as defined below). In connection with this redemption, the Company incurred an extraordinary loss of $2.6 million ($1.6 million, net of income taxes) related to the write-off of the remaining deferred financing costs and unamortized discount.

On March 4, 1999, the Company issued $200.0 million aggregate principal amount of 8 1/2% Senior Subordinated Notes due March 2009 ("Senior Subordinated Notes"). The net proceeds of the offering ($195.0 million) were used to fund the acquisition of the Black Velvet Assets and to pay the fees and expenses related thereto with the remainder of the net proceeds used for general corporate purposes. Interest on the Senior Subordinated Notes is payable semiannually on March 1 and September 1 of each year, beginning September 1, 1999. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2004. The Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of the Company's significant operating subsidiaries.

On January 23, 2002, the Company issued $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012 ("January 2002 Senior Subordinated Notes"). The net proceeds of the offering ($247.2 million) were used to repay the Original Notes and the Series C Notes and to repay a portion of the outstanding indebtedness under the Company's senior credit facility. Interest on the January 2002 Senior Subordinated Notes is payable semiannually on January 15 and July 15 of each year, beginning July 15, 2002. The January 2002 Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2007. The Company may also redeem up to 35% of the January 2002 Senior Subordinated Notes using the proceeds of certain equity offerings completed before January 15, 2005. The January 2002 Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The January 2002 Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of the Company's significant operating subsidiaries.

Contractual Obligations and Commitments

The table below sets forth information about the Company's long-term contractual obligations and other commercial commitments outstanding at February 28, 2002. It brings together data for easy reference from the consolidated balance sheet and from individual notes to the Company's consolidated financial statements.

| | PAYMENTS DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| *(in thousands)* | | | | | |
| Contractual obligations | | | | | |
| Notes payable | $ 54,775 | $ 54,775 | $ - | $ - | $ - |
| Long-term debt (excluding unamortized discount) | 1,357,015 | 77,929 | 209,390 | 200,000 | 869,696 |
| Capital lease obligations | 18,269 | 3,680 | 7,165 | 4,566 | 2,858 |
| Operating leases | 185,079 | 20,463 | 34,154 | 30,425 | 100,037 |
| Unconditional purchase obligations | 829,461 | 230,277 | 308,814 | 157,793 | 132,577 |
| Total contractual cash obligations | $ 2,444,599 | $ 387,124 | $ 559,523 | $ 392,784 | $ 1,105,168 |

| | AMOUNT OF COMMITMENT EXPIRATION PER PERIOD | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 4-5 years | After 5 years |
| *(in thousands)* | | | | | |
| **Other contractual commitments** | | | | | |
| Lines of credit | $ 236,838 | $ - | $ 236,838 | $ - | $ - |
| Standby letters of credit | 13,162 | - | 13,162 | - | - |
| Total commercial commitments | $ 250,000 | $ - | $ 250,000 | $ - | $ - |

**Equity Offerings**

During March 2001, the Company completed a public offering of 8,740,000 shares of its Class A Common Stock, which was held as treasury stock. This resulted in net proceeds to the Company, after deducting underwriting discounts and expenses, of $139.4 million. The net proceeds were used to repay revolving loan borrowings under the senior credit facility of which a portion was incurred to partially finance the acquisition of the Turner Road Vintners Assets.

During October 2001, the Company sold 645,000 shares of its Class A Common Stock, which was held as treasury stock, in connection with a public offering of Class A Common Stock by stockholders of the Company. The net proceeds to the Company, after deducting underwriting discounts, of $12.1 million were used to repay borrowings under the senior credit facility.

**Capital Expenditures**

During Fiscal 2002, the Company incurred $71.1 million for capital expenditures, including $10.1 million related to vineyards. The Company plans to spend $69.0 million for capital expenditures, exclusive of vineyards, in fiscal 2003. In addition, the Company continues to consider the purchase, lease and development of vineyards and may incur additional expenditures for vineyards if opportunities become available. See "Business - Sources and Availability of Raw Materials" under Item 1 of this Annual Report on Form 10-K. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

**Related Parties**

Agustin Francisco Huneeus, the executive in charge of the Fine Wine segment, along with other members of his immediate family, through various family owned entities (the "Huneeus Interests") engaged in certain transactions with the Fine Wine segment during each of the three years in the period ended February 28, 2002. The Huneeus Interests engage the Fine Wine segment as the exclusive distributor of its Quintessa wines under a long-term contract; sell grapes to the Fine Wine segment pursuant to existing long-term contracts; participate as partners with the Fine Wine segment in the ownership and operation of a winery and vineyards in Chile; and render brand management and other consulting and advisory services in the United States and internationally to the Fine Wine segment and the Company. Total payments to the Huneeus Interests pursuant to these transactions and arrangements totaled $4.8 million, $5.0 million, and $3.2 million for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively. In addition, the Fine Wine segment performs certain wine processing services for the Huneeus Interests. Total fees received from the Huneeus Interests to the Fine Wine segment for these services totaled $0.4 million, $0.6 million, and $0.6 million for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively. As of February 28, 2002, and February 28, 2001, the net amounts due to/from the Huneeus Interests under these agreements are insignificant.

## Effects of Inflation and Changing Prices

The Company's results of operations and financial condition have not been significantly affected by inflation and changing prices, including rising energy and tequila costs. The Company has been able, subject to normal competitive conditions, to pass along rising costs through increased selling prices. There can be no assurances, however, that the Company will continue to be able to pass along rising costs through increased selling prices.

## Critical Accounting Policies

The Company's significant accounting policies are more fully described in Note 1 to the Company's consolidated financial statements located in Item 8 of this Annual Report on Form 10-K. However, certain of the Company's accounting policies are particularly important to the portrayal of the Company's financial position and results of operations and require the application of significant judgment by the Company's management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, the Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company's historical experience, terms of existing contracts, the Company's observance of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. The Company's critical accounting policies include:

- Inventory valuation. Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience and current product demand. The Company evaluates the adequacy of these reserves quarterly.

- Accounting for acquisitions. Acquisition activities are an important element of the Company's business strategy. The Company's acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that may be incurred. The determination of the fair value of such intangible assets and other assets acquired and liabilities assumed requires the Company's management to make estimates and assumptions that affect the Company's consolidated financial statements.

- Impairment of long-lived assets. The Company's long-lived assets include goodwill, trademarks and other intangible assets. In assessing the recoverability of the Company's goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets. On March 1, 2002, the Company adopted SFAS No. 142 (as defined below) and will be required to analyze its goodwill and other intangible assets with indefinite lives for impairment issues during the first six months of fiscal 2003 and then on a periodic basis thereafter. The Company currently expects to complete the initial impairment review during the first quarter of fiscal 2003. The Company does not expect to record an impairment charge upon completion of the initial review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded. Any resulting impairment charge could have a material adverse impact on the Company's financial condition and results of operations.

**Accounting Pronouncements**

During 2000 and 2001, the Emerging Issues Task Force ("EITF") addressed various issues related to the income statement classification of certain promotional payments, including EITF Issue No. 00-14 ("EITF No. 00-14"), "Accounting for Certain Sales Incentives," EITF Issue No. 00-22 ("EITF No. 00-22"), "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future," and EITF Issue No. 00-25 ("EITF No. 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." In November 2001, the EITF codified EITF No. 00-14, EITF No. 00-22, and EITF No. 00-25 as part of EITF Issue No. 01-09 ("EITF No. 01-09"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF No. 01-09 addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer (including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller). EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor's income statement. The Company currently reports such costs referred to in EITF No. 00-14 and EITF No. 00-25 as selling, general and administrative expenses. The Company is required to adopt EITF No. 01-09 in its financial statements beginning March 1, 2002. Upon adoption of EITF No. 01-09, financial statements for prior periods presented for comparative purposes will be reclassified to comply with the requirements of EITF No. 01-09. For the fiscal years ended February 28, 2002, February 28, 2001, and February 29, 2000, net sales will be reduced by $222.4 million, $176.2 million, and $182.5 million, respectively, cost of product sold will increase by $10.1 million, $7.8 million, and $8.8 million, respectively, and selling, general and administrative expenses will decrease by $232.5 million, $184.0 million, and $191.3 million, respectively. This reclassification will not effect operating income or net income.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations requiring all business combinations to be accounted for using one method, the purchase method. In addition, SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations." SFAS No. 141 is effective immediately for all business combinations initiated after June 30, 2001, as well as for all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The Company is required to adopt SFAS No. 141 for all business combinations for which the acquisition date was before July 1, 2001, for fiscal years beginning March 1, 2002. The adoption of the applicable provisions of SFAS No. 141 has not had a material impact on the Company's financial statements. The Company believes that the adoption of the remaining provisions of SFAS No. 141 will not have a material impact on its financial statements. On March 1, 2002, the Company reclassified $59.9 million of previously identified separable intangible assets into goodwill in accordance with the provisions of SFAS No. 141.

In July 2001, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company is required to apply the provisions of SFAS No. 142 for all goodwill and intangible assets acquired prior to July 1, 2001, for fiscal years beginning March 1, 2002. For goodwill and intangible assets acquired after June 30, 2001, these assets are subject immediately to the nonamortization and amortization provisions of SFAS No. 142. The Company's assessment of the financial impact of SFAS No. 142 on its financial statements is that $27.3 million of amortization expense of existing goodwill and other intangible assets for the fiscal year ending February 28, 2002, will not be incurred in subsequent fiscal years. The required transition impairment evaluations are not expected to result in impairment charges.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS No. 143"), "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt SFAS No. 143 for fiscal years beginning March 1, 2003. The Company is currently assessing the financial impact of SFAS No. 143 on its financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). The Company is required to adopt SFAS No. 144 for fiscal years beginning March 1, 2002. The Company believes the financial impact of SFAS No. 144 will not be material on its financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 ("SFAS No. 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4 ("SFAS No. 4"), "Reporting Gains and Losses from Extinguishment of Debt," Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers," and Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." In addition, SFAS No. 145 amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is required to adopt the provisions related to the rescission of SFAS No. 4 for fiscal years beginning March 1, 2003. All other provisions of SFAS No. 145 are effective for fiscal years beginning March 1, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its financial statements. However, it will result in a reclassification of the previously reported extraordinary item, net of income taxes, to increase nonoperating expense ($2.6 million) and to decrease the provision for income taxes ($1.0 million).

Euro Conversion Issues

Effective January 1, 1999, eleven of the fifteen member countries of the European Union (the "Participating Countries") established fixed conversion rates between their existing sovereign currencies and the euro. Effective January 1, 2002, the euro became the sole currency of the Participating Countries. The Company does not believe that the effects of the conversion will have a material adverse effect on the Company's business and operations.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk associated with changes in interest rates and foreign currency exchange rates. To manage the volatility relating to these risks, the Company periodically enters into derivative transactions including foreign currency exchange contracts and interest rate swap agreements. The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments solely to reduce the financial impact of these risks.

The fair value of long-term debt is subject to interest rate risk. Generally, the fair value of long-term debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term debt, including current maturities, was $1,407.4 million at February 28, 2002. A hypothetical 1% increase from prevailing interest rates at February 28, 2002, would result in a decrease in fair value of fixed interest rate long-term debt by $57.6 million. Also, a hypothetical 1% increase from prevailing interest rates at February 28, 2002, would result in an approximate increase in cash required for interest on variable interest rate debt during the next five fiscal years as follows:

| | |
|---|---|
| 2003 | $2.5 million |
| 2004 | $1.7 million |
| 2005 | $0.7 million |
| 2006 | $ - |
| 2007 | $ - |

The Company has on occasion entered into interest rate swap agreements to reduce its exposure to interest rate changes relative to its long-term debt. At February 28, 2002, the Company had no interest rate swap agreements outstanding.

The Company has exposure to foreign currency risk as a result of having international subsidiaries in the United Kingdom and Canada. For the Company's operations in the United Kingdom, the Company uses local currency borrowings to hedge its earnings and cash flow exposure to adverse changes in foreign currency exchange rates. At February 28, 2002, management believes that a hypothetical 10% adverse change in foreign currency exchange rates would not result in a material adverse impact on either earnings or cash flow. The Company also has exposure to foreign currency risk as a result of contracts to purchase inventory items that are denominated in various foreign currencies. In order to reduce the risk of foreign currency exchange rate fluctuations resulting from these contracts, the Company periodically enters into foreign exchange hedging agreements. At February 28, 2002, the potential loss on outstanding foreign exchange hedging agreements from a hypothetical 10% adverse change in foreign currency exchange rates would not be material.

## CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

## FEBRUARY 28, 2002

The following information is presented in this Annual Report on Form 10-K:



Schedules I through V are not submitted because they are not applicable or not required under the rules of Regulation S-X.

Individual financial statements of the Registrant have been omitted because the Registrant is primarily an operating company and no subsidiary included in the consolidated financial statements has minority equity interest and/or noncurrent indebtedness, not guaranteed by the Registrant, in excess of 5% of total consolidated assets.

ANDERSEN

**REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS**

To Constellation Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Constellation Brands, Inc. (a Delaware corporation) and subsidiaries as of February 28, 2002 and February 28, 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Constellation Brands, Inc. and subsidiaries as of February 28, 2002 and February 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2002 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Rochester, New York
April 9, 2002

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

| | February 28, 2002 | February 28, 2001 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash investments | $ 8,961 | $ 145,672 |
| Accounts receivable, net | 383,922 | 314,262 |
| Inventories, net | 777,586 | 670,018 |
| Prepaid expenses and other current assets | 60,779 | 61,037 |
| Total current assets | 1,231,248 | 1,190,989 |
| PROPERTY, PLANT AND EQUIPMENT, net | 578,764 | 548,614 |
| OTHER ASSETS | 1,259,373 | 772,566 |
| Total assets | $ 3,069,385 | $ 2,512,169 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Notes payable | $ 54,775 | $ 4,184 |
| Current maturities of long-term debt | 81,609 | 54,176 |
| Accounts payable | 153,433 | 114,793 |
| Accrued excise taxes | 60,238 | 55,954 |
| Other accrued expenses and liabilities | 245,155 | 198,053 |
| Total current liabilities | 595,210 | 427,160 |
| LONG-TERM DEBT, less current maturities | 1,293,183 | 1,307,437 |
| DEFERRED INCOME TAXES | 163,146 | 131,974 |
| OTHER LIABILITIES | 62,110 | 29,330 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred Stock, $.01 par value-Authorized, 1,000,000 shares; Issued, none at February 28, 2002, and February 28, 2001 | - | - |
| Class A Common Stock, $.01 par value-Authorized, 120,000,000 shares; Issued, 79,309,174 shares at February 28, 2002, and 74,877,936 shares at February 28, 2001 | 793 | 749 |
| Class B Convertible Common Stock, $.01 par value-Authorized, 20,000,000 shares; Issued, 14,608,390 shares at February 28, 2002, and 14,805,188 shares at February 28, 2001 | 146 | 148 |
| Additional paid-in capital | 431,216 | 267,206 |
| Retained earnings | 592,219 | 455,798 |
| Accumulated other comprehensive loss | (35,222) | (26,004) |
| | 989,152 | 697,897 |
| Less-Treasury stock- | | |
| Class A Common Stock, 2,895,526 shares at February 28, 2002, and 12,401,200 shares at February 28, 2001, at cost | (31,159) | (79,271) |
| Class B Convertible Common Stock, 2,502,900 shares at February 28, 2002, and February 28, 2001, at cost | (2,207) | (2,207) |
| | (33,366) | (81,478) |
| Less-Unearned compensation-restricted stock awards | (50) | (151) |
| Total stockholders' equity | 955,736 | 616,268 |
| Total liabilities and stockholders' equity | $ 3,069,385 | $ 2,512,169 |

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2002 | February 28, 2001 | February 29, 2000 |
| GROSS SALES | $ 3,633,958 | $ 3,154,294 | $ 3,088,699 |
| Less - Excise taxes | (813,455) | (757,609) | (748,230) |
| Net sales | 2,820,503 | 2,396,685 | 2,340,469 |
| COST OF PRODUCT SOLD | (1,901,462) | (1,639,230) | (1,618,009) |
| Gross profit | 919,041 | 757,455 | 722,460 |
| SELLING, GENERAL AND ADMINISTRATIVE EXPENSES | (576,560) | (486,587) | (481,909) |
| NONRECURRING CHARGES | - | - | (5,510) |
| Operating income | 342,481 | 270,868 | 235,041 |
| EQUITY IN EARNINGS OF JOINT VENTURE | 1,667 | - | - |
| INTEREST EXPENSE, net | (114,189) | (108,631) | (106,082) |
| Income before income taxes and extraordinary item | 229,959 | 162,237 | 128,959 |
| PROVISION FOR INCOME TAXES | (91,984) | (64,895) | (51,584) |
| Income before extraordinary item | 137,975 | 97,342 | 77,375 |
| EXTRAORDINARY ITEM, net of income taxes | (1,554) | - | - |
| NET INCOME | $ 136,421 | $ 97,342 | $ 77,375 |
| | | | |
| SHARE DATA: | | | |
| Earnings per common share: | | | |
| Basic: | | | |
| Income before extraordinary item | $ 1.62 | $ 1.33 | $ 1.07 |
| Extraordinary item, net of income taxes | (0.02) | - | - |
| Earnings per common share - basic | $ 1.60 | $ 1.33 | $ 1.07 |
| Diluted: | | | |
| Income before extraordinary item | $ 1.57 | $ 1.30 | $ 1.05 |
| Extraordinary item, net of income taxes | (0.02) | - | - |
| Earnings per common share - diluted | $ 1.55 | $ 1.30 | $ 1.05 |
| Weighted average common shares outstanding: | | | |
| Basic | 85,505 | 73,446 | 72,216 |
| Diluted | 87,825 | 74,751 | 73,996 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

| | Common Stock Class A | Common Stock Class B | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Treasury Stock | Unearned Compensation | Total |
|---|---|---|---|---|---|---|---|---|
| BALANCE, February 28, 1999 | $ 716 | $ 154 | $ 239,260 | $ 281,081 | $ (4,173) | $ (81,766) | $ - | $ 435,272 |
| Comprehensive income: | | | | | | | | |
| Net income for Fiscal 2000 | - | - | - | 77,375 | - | - | - | 77,375 |
| Foreign currency translation adjustments | - | - | - | - | 24 | - | - | 24 |
| Comprehensive income | | | | | | | | 77,399 |
| Conversion of 414,452 Class B Convertible Common shares to Class A Common shares | 4 | (4) | - | - | - | - | - | - |
| Exercise of 750,760 Class A stock options | 8 | - | 3,355 | - | - | - | - | 3,363 |
| Employee stock purchases of 124,248 treasury shares | - | - | 1,298 | - | - | 130 | - | 1,428 |
| Acceleration of 378,900 Class A stock options | - | - | 835 | - | - | - | - | 835 |
| Tax benefit on Class A stock options exercised | - | - | 2,634 | - | - | - | - | 2,634 |
| Tax benefit on disposition of employee stock purchases | - | - | 43 | - | - | - | - | 43 |
| Other | - | - | (134) | - | - | - | - | (134) |
| BALANCE, February 29, 2000 | 728 | 150 | 247,291 | 358,456 | (4,149) | (81,636) | - | 520,840 |
| Comprehensive income: | | | | | | | | |
| Net income for Fiscal 2001 | - | - | - | 97,342 | - | - | - | 97,342 |
| Foreign currency translation adjustments | - | - | - | - | (21,855) | - | - | (21,855) |
| Comprehensive income | | | | | | | | 75,487 |
| Conversion of 177,052 Class B Convertible Common shares to Class A Common shares | 2 | (2) | - | - | - | - | - | - |
| Exercise of 1,859,136 Class A stock options | 19 | - | 13,811 | - | - | - | - | 13,830 |
| Employee stock purchases of 147,776 treasury shares | - | - | 1,389 | - | - | 158 | - | 1,547 |
| Acceleration of 63,500 Class A stock options | - | - | 179 | - | - | - | - | 179 |
| Issuance of 15,100 restricted Class A Common shares | - | - | 201 | - | - | - | (201) | - |
| Amortization of unearned restricted stock compensation | - | - | - | - | - | - | 50 | 50 |
| Tax benefit on Class A stock options exercised | - | - | 4,256 | - | - | - | - | 4,256 |
| Tax benefit on disposition of employee stock purchases | - | - | 28 | - | - | - | - | 28 |
| Other | - | - | 51 | - | - | - | - | 51 |
| BALANCE, February 28, 2001 | 749 | 148 | 267,206 | 455,798 | (26,004) | (81,478) | (151) | 616,268 |
| Comprehensive income: | | | | | | | | |
| Net income for Fiscal 2002 | - | - | - | 136,421 | - | - | - | 136,421 |
| Other comprehensive (loss) income, net of tax: | | | | | | | | |
| Foreign currency translation adjustments | - | - | - | - | (9,239) | - | - | (9,239) |
| Unrealized gain on cash flow hedges: | | | | | | | | |
| Net derivative gains, net of tax effect of $105 | - | - | - | - | 212 | - | - | 212 |
| Reclassification adjustments, net of tax effect of $92 | - | - | - | - | (191) | - | - | (191) |
| Unrealized gain on cash flow hedges | | | | | | | | 21 |
| Other comprehensive (loss) income, net of tax | | | | | | | | (9,218) |
| Comprehensive income | | | | | | | | 127,203 |
| Conversion of 196,798 Class B Convertible Common shares to Class A Common shares | 2 | (2) | - | - | - | - | - | - |
| Exercise of 4,234,440 Class A stock options | 42 | - | 45,602 | - | - | - | - | 45,644 |
| Employee stock purchases of 120,674 treasury shares | - | - | 639 | - | - | 1,347 | - | 1,986 |
| Amortization of unearned restricted stock compensation | - | - | - | - | - | - | 101 | 101 |
| Issuance of 9,385,000 treasury shares, net of fees | - | - | 104,714 | - | - | 46,765 | - | 151,479 |
| Tax benefit on Class A stock options exercised | - | - | 12,836 | - | - | - | - | 12,836 |
| Tax benefit on disposition of employee stock purchases | - | - | 65 | - | - | - | - | 65 |
| Other | - | - | 154 | - | - | - | - | 154 |
| BALANCE, February 28, 2002 | $ 793 | $ 146 | $ 431,216 | $ 592,219 | $ (35,222) | $ (33,366) | $ (50) | $ 955,736 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2002 | February 28, 2001 | February 29, 2000 |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net income | $ 136,421 | $ 97,342 | $ 77,375 |
| *Adjustments to reconcile net income to net cash provided by operating activities:* | | | |
| Depreciation of property, plant and equipment | 51,873 | 44,613 | 40,892 |
| Amortization of intangible assets | 33,531 | 25,770 | 23,831 |
| *Deferred tax provision (benefit)* | 3,675 | 6,677 | (1,500) |
| Extraordinary item, net of income taxes | 1,554 | - | - |
| Amortization of discount on long-term debt | 516 | 503 | 427 |
| Loss (gain) on sale of assets | 324 | 2,356 | (2,003) |
| Stock-based compensation expense | 101 | 280 | 856 |
| Equity in earnings of joint venture | (1,667) | - | - |
| Change in operating assets and liabilities, net of effects from purchases of businesses: | | | |
| Accounts receivable, net | (44,804) | (27,375) | (10,812) |
| Inventories, net | (19,130) | (57,126) | 1,926 |
| Prepaid expenses and other current assets | 566 | (6,443) | 4,663 |
| Accounts payable | 19,069 | (11,354) | (17,070) |
| Accrued excise taxes | 4,502 | 26,519 | (18,719) |
| Other accrued expenses and liabilities | 30,996 | 4,333 | 44,184 |
| Other assets and liabilities, net | (4,228) | (2,320) | 4,005 |
| Total adjustments | 76,878 | 6,433 | 70,680 |
| Net cash provided by operating activities | 213,299 | 103,775 | 148,055 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Purchases of businesses, net of cash acquired | (472,832) | (4,459) | (452,910) |
| Investment in joint venture | (77,282) | - | - |
| Purchases of property, plant and equipment | (71,148) | (68,217) | (57,747) |
| Proceeds from sale of assets | 35,815 | 2,009 | 14,977 |
| Net cash used in investing activities | (585,447) | (70,667) | (495,680) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Proceeds from issuance of long-term debt, net of discount | 252,539 | 319,400 | 1,486,240 |
| Proceeds from equity offerings, net of fees | 151,479 | - | - |
| Net proceeds from (repayment of) notes payable | 51,403 | (23,615) | (60,629) |
| Exercise of employee stock options | 45,027 | 13,806 | 3,358 |
| Proceeds from employee stock purchases | 1,986 | 1,547 | 1,428 |
| Principal payments of long-term debt | (260,982) | (221,908) | (1,059,952) |
| Payment of issuance costs of long-term debt | (4,537) | (5,794) | (14,888) |
| Net cash provided by financing activities | 236,915 | 83,436 | 355,557 |
| Effect of exchange rate changes on cash and cash investments | (1,478) | (5,180) | (1,269) |
| NET (DECREASE) INCREASE IN CASH AND CASH INVESTMENTS | (136,711) | 111,364 | 6,663 |
| CASH AND CASH INVESTMENTS, beginning of year | 145,672 | 34,308 | 27,645 |
| CASH AND CASH INVESTMENTS, end of year | $ 8,961 | $ 145,672 | $ 34,308 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 122,121 | $ 105,644 | $ 95,004 |
| Income taxes | $ 75,054 | $ 54,427 | $ 35,478 |
| SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES: | | | |
| Fair value of assets acquired, including cash acquired | $ 617,487 | $ 15,115 | $ 562,204 |
| Liabilities assumed | (138,913) | (10,656) | (106,805) |
| Cash paid | 478,574 | 4,459 | 455,399 |
| Less - cash acquired | (5,742) | - | (2,489) |
| Net cash paid for purchases of businesses | $ 472,832 | $ 4,459 | $ 452,910 |
| Property, plant and equipment contributed to joint venture | $ 30,020 | $ - | $ - |

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

*Description of business -*

Constellation Brands, Inc. and its subsidiaries (the "Company") operate primarily in the beverage alcohol industry. The Company is a leader in the production and marketing of beverage alcohol brands in North America and the United Kingdom. The Company is the largest single-source supplier of wine, imported beer and distilled spirits in the United States. In the United Kingdom, the Company is a leading producer and marketer of wine and cider, and a leading independent drinks wholesaler. The Company's products are distributed by more than 1,000 wholesale distributors in North America. In the United Kingdom, the Company distributes its branded products and those of other companies to more than 16,500 customers.

*Principles of consolidation -*

The consolidated financial statements of the Company include the accounts of Constellation Brands, Inc. and all of its subsidiaries. All intercompany accounts and transactions have been eliminated.

*Management's use of estimates and judgment -*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Foreign currency translation -*

The "functional currency" for translating the accounts of the Company's operations outside the U.S. is the local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in selling, general and administrative expenses.

*Cash investments -*

Cash investments consist of highly liquid investments with an original maturity when purchased of three months or less and are stated at cost, which approximates market value. The amounts at February 28, 2002, were not significant. At February 28, 2001, cash investments consist of investments in commercial paper of $141.0 million, which were classified as held-to-maturity.

*Fair value of financial instruments -*

To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments (such as forwards, options, swaps, etc.) which take into account the present value of estimated future cash flows. The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

*Accounts receivable*: The carrying amount approximates fair value due to the short maturity of these instruments, the creditworthiness of the customers and the large number of customers constituting the accounts receivable balance.

*Notes payable:* These instruments are variable interest rate bearing notes for which the carrying value approximates the fair value.

*Long-term debt*: The carrying value of the debt facilities with short-term variable interest rates approximates the fair value. The fair value of the fixed rate debt was estimated by discounting cash flows using interest rates currently available for debt with similar terms and maturities.

*Foreign exchange hedging agreements:* The fair value of currency forward contracts is estimated based on quoted market prices.

*Letters of credit:* At February 28, 2002, and February 28, 2001, the Company had letters of credit outstanding totaling $13.2 million and $12.3 million, respectively, which guarantee payment for certain obligations. The Company recognizes expense on these obligations as incurred and no material losses are anticipated.

The carrying amount and estimated fair value of the Company's financial instruments are summarized as follows:

| | February 28, 2002 | | | February 28, 2001 | | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Notional Amount | Carrying Amount | Fair Value | Notional Amount | Carrying Amount | Fair Value |
| Assets: | | | | | | |
| Currency forward contracts | $ 2,277 | $ 6 | $ 6 | $ 7,250 | $ - | $ 353 |
| Liabilities: | | | | | | |
| Notes payable | $ - | $ 54,775 | $ 54,775 | $ - | $ 4,184 | $ 4,184 |
| Long-term debt, including current portion | $ - | $1,374,792 | $1,407,374 | $ - | $1,361,613 | $1,380,050 |
| Currency forward contracts | $ 8,810 | $ (105) | $ (105) | $ - | $ - | $ - |

*Interest rate futures and currency forward contracts -*

From time to time, the Company enters into interest rate futures and a variety of currency forward contracts in the management of interest rate risk and foreign currency transaction exposure. The Company has limited involvement with derivative instruments and does not use them for trading purposes. The Company uses derivatives solely to reduce the financial impact of the related risks. Effective March 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that the Company recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

The Company uses foreign currency exchange agreements to reduce the risk of foreign currency exchange rate fluctuations resulting primarily from contracts to purchase inventory items that are denominated in various foreign currencies. Certain of these derivative contracts are designated to hedge the exposure to variable cash flows of a forecasted transaction and are classified as cash flow hedges. As such, the effective portion of the change in the fair value of the derivatives is recorded each period in the balance sheet in accumulated other comprehensive income/loss ("AOCI"), and is reclassified into the statement of income, primarily as a component of cost of product sold, in the same period during which the hedged transaction affects earnings. The currency forward exchange contracts used generally have maturity terms of twelve months or less. The Company expects the entire balance in AOCI related to cash flow hedges to be reclassified to the statement of income within the next twelve months. The Company formally documents all relationships between hedging instruments and hedged items in accordance with SFAS No. 133 requirements.

The Company uses the remaining foreign currency exchange agreements to reduce the risk of foreign currency exchange rate fluctuations resulting primarily from recorded accounts payable denominated in various foreign currencies. As these derivative contracts have not been designated as hedging instruments, all resulting gains or losses are recognized in earnings in the period of change.

The Company has exposure to foreign currency risk, primarily in the United Kingdom, as a result of having international subsidiaries. The Company uses local currency borrowings to hedge its earnings and cash flow exposure to adverse changes in foreign currency exchange rates. Such borrowings are designated as a hedge of the foreign currency exposure of the net investment in the foreign operation. Accordingly, the effective portion of the foreign currency gain or loss on the hedging debt instrument is reported in AOCI as part of the foreign currency translation adjustments. For fiscal years ended February 28, 2002, and February 28, 2001, net gains of $5.4 million and $20.0 million, respectively, are included in foreign currency translation adjustments within AOCI.

*Inventories -*

Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead and consist of the following:

| *(in thousands)* | February 28, 2002 | February 28, 2001 |
|---|---|---|
| Raw materials and supplies | $ 34,126 | $ 28,007 |
| In-process inventories | 524,373 | 450,650 |
| Finished case goods | 219,087 | 191,361 |
| | $ 777,586 | $ 670,018 |

A substantial portion of barreled whiskey and brandy will not be sold within one year because of the duration of the aging process. All barreled whiskey and brandy are classified as in-process inventories and are included in current assets, in accordance with industry practice. Bulk wine inventories are also included as in-process inventories within current assets, in accordance with the general practices of the wine industry, although a portion of such inventories may be aged for periods greater than one year. Warehousing, insurance, ad valorem taxes and other carrying charges applicable to barreled whiskey and brandy held for aging are included in inventory costs.

*Property, plant and equipment -*

Property, plant and equipment is stated at cost. Major additions and betterments are charged to property accounts, while maintenance and repairs are charged to operations as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts at the time of disposal and resulting gains and losses are included as a component of operating income.

*Depreciation -*

Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

| | Depreciable Life in Years |
|---|---|
| Buildings and improvements | 10 to 33 1/3 |
| Machinery and equipment | 3 to 15 |
| Motor vehicles | 3 to 7 |

Amortization of assets capitalized under capital leases is included with depreciation expense. Amortization is calculated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

*Other assets -*

Other assets, which consist of goodwill, distribution rights, trademarks, agency license agreements, deferred financing costs, prepaid pension benefits and other amounts, are stated at cost, net of accumulated amortization. Amortization is calculated on a straight-line or effective interest basis over the following estimated useful lives:

| | Useful Life in Years |
|---|---|
| Goodwill | 40 |
| Distribution rights | 40 |
| Trademarks | 40 |
| Agency license agreements | 16 to 40 |
| Deferred financing costs | 5 to 10 |

*Long-lived assets and intangibles -*

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable on an undiscounted cash flow basis. The statement also requires that, when an impairment has occurred, long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company recorded an asset impairment of $1.4 million in Fiscal 2002 in connection with the sale of the Stevens Point Brewery in March 2002.

*Advertising and promotion costs -*

The Company generally expenses advertising and promotion costs as incurred, shown or distributed. Prepaid advertising costs at February 28, 2002, and February 28, 2001, were not material. Advertising and promotion expense for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, were $310.9 million, $264.4 million, and $279.6 million, respectively.

*Income taxes -*

The Company uses the liability method of accounting for income taxes. The liability method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax basis of assets and liabilities.

*Environmental -*

Environmental expenditures that relate to current operations are expensed as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. Liabilities for environmental costs were not material at February 28, 2002, and February 28, 2001.

*Comprehensive income -*

Comprehensive income consists of net income, foreign currency translation adjustments and net unrealized gains on derivative instruments and is presented in the Consolidated Statements of Changes in Stockholders' Equity. See Note 15 for changes in the components of accumulated other comprehensive loss.

*Earnings per common share -*

Basic earnings per common share excludes the effect of common stock equivalents and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period for Class A Common Stock and Class B Convertible Common Stock. Diluted earnings per common share reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per common share assumes the exercise of stock options using the treasury stock method and assumes the conversion of convertible securities, if any, using the "if converted" method.

*Common stock split –*

During April 2002, the Board of Directors approved a two-for-one stock split of both the Company's Class A Common Stock and Class B Convertible Common Stock, which will be distributed in the form of a stock dividend on May 13, 2002, to stockholders of record on April 30, 2002. All share and per share amounts have been retroactively restated to give effect to the common stock split.

*Other -*

Certain February 28, 2001, and February 29, 2000, balances have been reclassified to conform to current year presentation.

2. ACQUISITIONS:

*Black Velvet Assets Acquisition -*

On April 9, 1999, in an asset acquisition, the Company acquired several well-known Canadian whisky brands, including Black Velvet, production facilities located in Alberta and Quebec, Canada, case goods and bulk whisky inventories and other related assets from affiliates of Diageo plc (the "Black Velvet Assets"). In connection with the transaction, the Company also entered into multi-year agreements with affiliates of Diageo plc to provide packaging and distilling services for various brands retained by the Diageo plc affiliates. The purchase price was $183.6 million and was financed by the proceeds from the sale of the Senior Subordinated Notes (as defined in Note 7).

The Black Velvet Assets acquisition was accounted for using the purchase method; accordingly, the acquired assets were recorded at fair market value at the date of acquisition. The excess of the purchase price over the estimated fair market value of the net assets acquired (goodwill), $36.0 million, is being amortized on a straight-line basis over 40 years. The results of operations of the Black Velvet Assets are reported in the Imported Beer and Spirits segment and have been included in the Consolidated Statements of Income since the date of acquisition.

*Franciscan and Simi Acquisitions -*

On June 4, 1999, the Company purchased all of the outstanding capital stock of Franciscan Vineyards, Inc. ("Franciscan Estates") and, in related transactions, purchased vineyards, equipment and other vineyard related assets located in Northern California (collectively, the "Franciscan Acquisition"). The purchase price was $212.4 million in cash plus assumed debt, net of cash acquired, of $30.8 million. The purchase price was financed primarily by additional term loan borrowings under the senior credit facility. Also, on June 4, 1999, the Company purchased all of the outstanding capital stock of Simi Winery, Inc. ("Simi") (the "Simi Acquisition"). The cash purchase price was $57.5 million and was financed by revolving loan borrowings under the senior credit facility. The purchases were accounted for using the purchase method; accordingly, the acquired assets were recorded at fair market value at the date of acquisition. The excess of the purchase price over the estimated fair market value of the net assets acquired (goodwill) for the Franciscan Acquisition and the Simi Acquisition, $94.5 million and $5.8 million, respectively, is being amortized on a straight-line basis over 40 years. The Franciscan Estates and Simi operations, together with Ravenswood (as defined below), are managed as a separate business segment of the Company ("Fine Wine"). The results of operations of the Fine Wine segment have been included in the Consolidated Statements of Income since the date of acquisition.

*Forth Wines Acquisition -*

On October 27, 2000, the Company purchased all of the issued Ordinary Shares and Preference Shares of Forth Wines Limited ("Forth Wines"). The purchase price was $4.5 million and was accounted for using the purchase method; accordingly, the acquired net assets were recorded at fair market value at the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired (goodwill), $2.2 million, is being amortized on a straight-line basis over 40 years. The results of operations of Forth Wines are reported in the U.K. Brands and Wholesale segment and have been included in the Consolidated Statements of Income since the date of acquisition.

*Turner Road Vintners Assets Acquisition –*

On March 5, 2001, in an asset acquisition, the Company acquired several well-known premium wine brands, including Vendange, Nathanson Creek, Heritage, and Talus, working capital (primarily inventories), two wineries in California, and other related assets from Sebastiani Vineyards, Inc. and Tuolomne River Vintners Group (the "Turner Road Vintners Assets"). The preliminary purchase price of the Turner Road Vintners Assets, including assumption of indebtedness of $9.4 million, was $289.8 million. The purchase price is subject to final closing adjustments which the Company does not expect to be material. The acquisition was financed by the proceeds from the sale of the February 2001 Senior Notes (as defined in Note 7) and revolving loan borrowings under the senior credit facility. The Turner Road Vintners Assets acquisition was accounted for using the purchase method; accordingly, the acquired net assets were recorded at fair market value at the date of acquisition, subject to final appraisal. The excess of the purchase price over the estimated fair market value of the net assets acquired (goodwill), $146.1 million, is being amortized on a straight-line basis over 40 years. The results of operations of the Turner Road Vintners Assets are reported in the Popular and Premium Wine segment and have been included in the Consolidated Statements of Income since the date of acquisition.

*Corus Assets Acquisition –*

On March 26, 2001, in an asset acquisition, the Company acquired certain wine brands, wineries, working capital (primarily inventories), and other related assets from Corus Brands, Inc. (the "Corus Assets"). In this acquisition, the Company acquired several well-known premium wine brands primarily sold in the northwestern United States, including Covey Run, Columbia, Ste. Chapelle and Alice White. The preliminary purchase price of the Corus Assets, including assumption of indebtedness of $3.0 million, was $52.3 million plus an earn-out over six years based on the performance of the brands. The purchase price is subject to final closing adjustments which the Company does not expect to be material. In connection with the transaction, the Company also entered into long-term grape supply agreements with affiliates of Corus Brands, Inc. covering more than 1,000 acres of Washington and Idaho vineyards. The acquisition was financed with revolving loan borrowings under the senior credit facility. The Corus Assets acquisition was accounted for using the purchase method; accordingly, the acquired net assets were recorded at fair market value at the date of acquisition, subject to final appraisal. The excess of the purchase price over the estimated fair market value of the net assets acquired (goodwill), $44.6 million, is being amortized on a straight-line basis over 40 years. The results of operations of the Corus Assets are reported in the Popular and Premium Wine segment and have been included in the Consolidated Statements of Income since the date of acquisition.

*Ravenswood Acquisition –*

On July 2, 2001, the Company acquired all of the outstanding capital stock of Ravenswood Winery, Inc. ("Ravenswood"). Ravenswood produces, markets and sells super-premium and ultra-premium California wine, primarily under the Ravenswood brand name. The preliminary purchase price of Ravenswood, including assumption of indebtedness of $2.9 million, was $151.8 million. The purchase price is subject to final closing adjustments which the Company does not expect to be material. The purchase price was financed with revolving loan borrowings under the senior credit facility. The Ravenswood acquisition was accounted for using the purchase method; accordingly, the acquired net assets were recorded at fair market value at the date of acquisition, subject to final appraisal. The excess of the purchase price over the estimated fair market value of the net assets acquired (goodwill), $98.9 million, is not amortizable and will be tested for impairment at least annually in accordance with the provisions of SFAS No. 142 (as defined in Note 21). The Ravenswood acquisition was consistent with the Company's strategy of further penetrating the higher gross profit margin super-premium and ultra-premium wine categories. The results of operations of Ravenswood are reported in the Fine Wine segment and have been included in the Consolidated Statements of Income since the date of acquisition.

The following table summarizes the estimated fair values of the Ravenswood assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain assets; thus, the allocation of the purchase price is subject to refinement. Estimated fair values at July 2, 2001, are as follows:

| | |
|---|---|
| Current assets | $ 38,044 |
| Property, plant and equipment | 14,994 |
| Other assets | 353 |
| Trademarks | 45,000 |
| Goodwill | 98,948 |
| Total assets acquired | 197,339 |
| | |
| Current liabilities | 14,019 |
| Long-term liabilities | 34,396 |
| Total liabilities assumed | 48,415 |
| | |
| Net assets acquired | $ 148,924 |

The trademarks are not subject to amortization. None of the goodwill is expected to be deductible for tax purposes.

The following table sets forth unaudited pro forma results of operations of the Company for the fiscal years ended February 28, 2002, and February 28, 2001. The unaudited pro forma results of operations give effect to the acquisitions of the Turner Road Vintners Assets, the Corus Assets and Ravenswood as if they occurred on March 1, 2000. The unaudited pro forma results of operations for the fiscal year ended February 28, 2001, does not give pro forma effect to the acquisition of Forth Wines as if it occurred on March 1, 2000, as it is not significant. The unaudited pro forma results of operations are presented after giving effect to certain adjustments for depreciation, amortization of goodwill, interest expense on the acquisition financing and related income tax effects. The unaudited pro forma results of operations for Fiscal 2002 (shown in the table below), reflect total nonrecurring charges of $12.6 million ($0.09 per share on a diluted basis) related to transaction costs, primarily for the acceleration of vesting of stock options, which were incurred by Ravenswood prior to the acquisition.

The unaudited pro forma results of operations are based upon currently available information and upon certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma results of operations do not purport to present what the Company's results of operations would actually have been if the aforementioned transactions had in fact occurred on such date or at the beginning of the period indicated, nor do they project the Company's financial position or results of operations at any future date or for any future period.

| (in thousands, except per share data) | February 28, 2002 | February 28, 2001 |
|---|---|---|
| Net sales | $ 2,835,862 | $ 2,655,777 |
| Income before extraordinary item | $ 129,308 | $ 80,348 |
| Extraordinary item, net of income taxes | $ (1,554) | $ - |
| Net income | $ 127,754 | $ 80,348 |
| | | |
| Earnings per common share: | | |
| Basic: | | |
| Income before extraordinary item | $ 1.51 | $ 1.09 |
| Extraordinary item, net of income taxes | (0.02) | - |
| Earnings per common share - basic | $ 1.49 | $ 1.09 |
| | | |
| Diluted: | | |
| Income before extraordinary item | $ 1.47 | $ 1.07 |
| Extraordinary item, net of income taxes | (0.02) | - |
| Earnings per common share - diluted | $ 1.45 | $ 1.07 |
| | | |
| Weighted average common shares outstanding: | | |
| Basic | 85,505 | 73,446 |
| Diluted | 87,825 | 74,751 |

3. PROPERTY, PLANT AND EQUIPMENT:

The major components of property, plant and equipment are as follows:

| (in thousands) | February 28, 2002 | February 28, 2001 |
|---|---|---|
| Land | $ 92,193 | $ 82,976 |
| Vineyards | 32,828 | 47,227 |
| Buildings and improvements | 153,643 | 140,349 |
| Machinery and equipment | 486,881 | 455,197 |
| Motor vehicles | 7,046 | 9,190 |
| Construction in progress | 38,071 | 18,347 |
| | 810,662 | 753,286 |
| Less – Accumulated depreciation | (231,898) | (204,672) |
| | $ 578,764 | $ 548,614 |

4. OTHER ASSETS:

The major components of other assets are as follows:

| (in thousands) | February 28, 2002 | February 28, 2001 |
|---|---|---|
| Goodwill | $ 722,393 | $ 447,813 |
| Trademarks | 376,718 | 246,989 |
| Investment in joint venture | 110,520 | - |
| Distribution rights and agency license agreements | 87,052 | 87,052 |
| Other | 75,223 | 75,382 |
| | 1,371,906 | 857,236 |
| Less – Accumulated amortization | (112,533) | (84,670) |
| | $ 1,259,373 | $ 772,566 |

5. INVESTMENT IN JOINT VENTURE:

On July 31, 2001, the Company and BRL Hardy Limited completed the formation of Pacific Wine Partners LLC ("PWP"), a joint venture owned equally by the Company and BRL Hardy Limited, the second largest wine company in Australia. PWP produces, markets and sells a global portfolio of premium wine in the United States, including a range of Australian imports. PWP has exclusive distribution rights in the United States and the Caribbean to seven brands – Banrock Station, Hardys, Leasingham, Barossa Valley Estate and Chateau Reynella from Australia; Nobilo from New Zealand; and La Baume from France. The joint venture also owns Farallon, a premium California coastal wine. In addition, PWP owns a winery and controls 1,400 acres of vineyards, all located in Monterey County, California.

The Company contributed to PWP assets with a carrying amount of $30.0 million plus $5.5 million of cash. The Company sold assets with a carrying amount of $31.2 million to BRL Hardy (USA) Inc. ("Hardy") and received $34.9 million in cash. Hardy contributed these assets plus $5.5 million of cash to PWP. The Company and PWP are parties to the following agreements: crushing, wine production, bottling, storage, and related services agreement; inventory supply agreement; sublease and assumption agreements pertaining to certain vineyards, which agreements include a market value adjustment provision; and a market value adjustment agreement relating to a certain vineyard lease held by PWP. As of February 28, 2002, amounts related to the above agreements were not material.

On October 16, 2001, the Company announced that PWP completed the purchase of certain assets of Blackstone Winery, including the Blackstone brand and the Codera wine business in Sonoma County ("the Blackstone Assets"). The preliminary purchase price of the Blackstone Assets was $138.1 million and was financed equally by the Company and Hardy. The purchase price is subject to final closing adjustments which the Company does not expect to be material. The Company used revolving loan borrowings under its senior credit facility to fund the Company's portion of the transaction.

As of February 28, 2002, the Company's investment balance, which is accounted for under the equity method, was $110.5 million and is included on the Consolidated Balance Sheets in other assets. The carrying amount of the investment is less than the Company's equity in the underlying net assets of PWP by $4.1 million. This amount is included in earnings as the assets are used by PWP.

6. OTHER ACCRUED EXPENSES AND LIABILITIES:

The major components of other accrued expenses and liabilities are as follows:

| *(in thousands)* | February 28, 2002 | February 28, 2001 |
|---|---|---|
| Accrued advertising and promotions | $ 46,664 | $ 44,501 |
| Accrued salaries and commissions | 33,481 | 24,589 |
| Adverse grape contracts | 22,447 | - |
| Accrued income taxes payable | 22,120 | 21,122 |
| Accrued interest | 21,503 | 28,542 |
| Other | 98,940 | 79,299 |
| | $ 245,155 | $ 198,053 |

7. BORROWINGS:

Borrowings consist of the following:

| *(in thousands)* | February 28, 2002 Current | Long-term | Total | February 28, 2001 Total |
|---|---|---|---|---|
| Notes Payable: | | | | |
| Senior Credit Facility – Revolving Credit Loans | $ 50,000 | $ - | $ 50,000 | $ - |
| Other | 4,775 | - | 4,775 | 4,184 |
| | $ 54,775 | $ - | $ 54,775 | $ 4,184 |
| Long-term Debt: | | | | |
| Senior Credit Facility – Term Loans | $ 71,902 | $ 209,390 | $ 281,292 | $ 337,595 |
| Senior Notes | - | 619,205 | 619,205 | 623,507 |
| Senior Subordinated Notes | - | 450,000 | 450,000 | 393,418 |
| Other Long-term Debt | 9,707 | 14,588 | 24,295 | 7,093 |
| | $ 81,609 | $ 1,293,183 | $ 1,374,792 | $ 1,361,613 |

*Senior credit facility -*

On October 6, 1999, the Company, certain of its principal operating subsidiaries and a syndicate of banks (the "Syndicate Banks"), for which The Chase Manhattan Bank acts as administrative agent, entered into a senior credit facility (as subsequently amended, the "2000 Credit Agreement"). The 2000 Credit Agreement includes both U.S. dollar and British pound sterling commitments of the Syndicate Banks of up to, in the aggregate, the equivalent of $1.0 billion (subject to increase as therein provided to $1.2 billion). Proceeds of the 2000 Credit Agreement were used to repay all outstanding principal and accrued interest on all loans under the Company's prior senior credit facility, and are available to fund permitted acquisitions and ongoing working capital needs of the Company and its subsidiaries.

The 2000 Credit Agreement provides for a $380.0 million Tranche I Term Loan facility due in December 2004, a $320.0 million Tranche II Term Loan facility available for borrowing in British pound sterling due in December 2004, and a $300.0 million Revolving Credit facility (including letters of credit up to a maximum of $20.0 million) which expires in December 2004. The Tranche I Term Loan facility ($380.0 million) and the Tranche II Term Loan facility (£193.4 million, or $320.0 million) were fully drawn at closing. During Fiscal 2001, the Company used proceeds from operating activities to prepay a portion of the $380.0 million Tranche I Term Loan facility. During Fiscal 2002, the Company used proceeds from the sale of 645,000 shares of the Company's Class A Common Stock (see Note 13) to pay an additional portion of the $380.0 million Tranche I Term Loan facility. After these repayments, the required quarterly repayments of the Tranche I Term Loan facility were revised to $17.4 million for each quarter in 2002, $19.6 million for each quarter in 2003, and $20.0 million for each quarter in 2004. On November 17, 1999, proceeds from the Sterling Senior Notes (as defined below) were used to repay a portion of the $320.0 million Tranche II Term Loan facility (£73.0 million, or $118.3 million). On May 15, 2000, proceeds from the Sterling Series C Senior Notes (as defined below) were used to repay an additional portion of the $320.0 million Tranche II Term Loan facility (£78.8 million, or $118.2 million). After these repayments, the required quarterly repayments of the Tranche II Term Loan facility were revised to £0.4 million ($0.6 million) for each quarter in 2001 and 2002, £0.5 million ($0.7 million) for each quarter in 2003, and £8.5 million ($12.0 million) for each quarter in 2004 (the foregoing U.S. dollar equivalents are as of February 28, 2002). There are certain mandatory term loan prepayments, including those based on sale of assets and issuance of debt and equity, in each case subject to customary baskets, exceptions and thresholds.

The rate of interest payable, at the Company's option, is a function of the London interbank offering rate ("LIBOR") plus a margin, federal funds rate plus a margin, or the prime rate plus a margin. The margin is adjustable based upon the Company's Debt Ratio (as defined in the 2000 Credit Agreement) and, with respect to LIBOR borrowings, ranges between 0.75% and 1.25% for Revolving Credit loans and 1.00% and 1.75% for Term Loans. As of February 28, 2002, the margin was 1.125% for Revolving Credit loans and 1.625% for Term Loans. In addition to interest, the Company pays a facility fee on the Revolving Credit commitments at 0.50% per annum as of February 28, 2002. This fee is based upon the Company's quarterly Debt Ratio and can range from 0.25% to 0.50%.

Certain of the Company's principal operating subsidiaries have guaranteed the Company's obligations under the 2000 Credit Agreement. The 2000 Credit Agreement is secured by (i) first priority pledges of 100% of the capital stock of Canandaigua Limited and all of the Company's domestic operating subsidiaries and (ii) first priority pledges of 65% of the capital stock of Matthew Clark and certain other foreign subsidiaries.

The Company and its subsidiaries are subject to customary lending covenants including those restricting additional liens, incurring additional indebtedness, the sale of assets, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to customary baskets, exceptions and thresholds. The primary financial covenants require the maintenance of a debt coverage ratio, a senior debt coverage ratio, a fixed charges ratio and an interest coverage ratio. Among the most restrictive covenants contained in the 2000 Credit Agreement is the debt coverage ratio.

On February 13, 2001, the 2000 Credit Agreement was amended to, among other things, permit the Company to finance the acquisition of the Turner Road Vintners Assets with revolving loan borrowings, permit the refinancing of the Original Notes (as defined below) and Series C Notes (as defined below) with senior notes, and adjust the senior debt coverage ratio covenant.

As of February 28, 2002, under the 2000 Credit Agreement, the Company had outstanding term loans of $281.3 million bearing a weighted average interest rate of 3.9% and $50.0 million of revolving loans bearing a weighted average interest rate of 3.1%. Amounts available to be drawn down under the Revolving Credit Loans, after deducting undrawn letters of credit of $13.2 million and $12.3 million, were $236.8 million and $287.7 million at February 28, 2002, and February 28, 2001, respectively. The Company had average outstanding Revolving Credit Loans of $84.4 million, $47.6 million, and $73.0 million for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively. The average interest rate on the Revolving Credit Loans was 4.8%, 7.8%, and 7.4% for Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively.

*Senior notes -*

On August 4, 1999, the Company issued $200.0 million aggregate principal amount of 8 5/8% Senior Notes due August 2006 (the "August 1999 Senior Notes"). The net proceeds of the offering ($196.0 million) were used to repay a portion of the Company's borrowings under its senior credit facility. Interest on the August 1999 Senior Notes is payable semiannually on February 1 and August 1 of each year, beginning February 1, 2000. The August 1999 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The August 1999 Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The August 1999 Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries.

On November 17, 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8 1/2% Senior Notes due November 2009 (the "Sterling Senior Notes"). The net proceeds of the offering (£73.0 million, or $118.3 million) were used to repay a portion of the Company's British pound sterling borrowings under its senior credit facility. Interest on the Sterling

Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning on May 15, 2000. The Sterling Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The Sterling Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The Sterling Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries. In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8 1/2% Series B Senior Notes due in November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. The terms of the Sterling Series B Senior Notes are identical in all material respects to the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0 million of the Sterling Series B Notes. The terms of the Sterling Series C Senior Notes are identical in all material respects to the Sterling Series B Senior Notes. As of February 28, 2002, the Company had outstanding £1.0 million ($1.4 million) aggregate principal amount of Sterling Series B Senior Notes.

On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 at an issuance price of £79.6 million ($119.4 million upon issuance, net of $0.6 million unamortized discount, with an effective interest rate of 8.6%) (the "Sterling Series C Senior Notes"). The net proceeds of the offering (£78.8 million, or $118.2 million) were used to repay a portion of the Company's British pound sterling borrowings under its senior credit facility. Interest on the Sterling Series C Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning on November 15, 2000. The Sterling Series C Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The Sterling Series C Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The Sterling Series C Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries. As of February 28, 2002, the Company had outstanding £154.0 million ($218.3 million, net of $0.5 million unamortized discount) aggregate principal amount of Sterling Series C Senior Notes.

On February 21, 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). The net proceeds of the offering ($197.0 million) were used to partially fund the acquisition of the Turner Road Vintners Assets. Interest on the February 2001 Senior Notes is payable semiannually on February 15 and August 15 of each year, beginning August 15, 2001. The February 2001 Senior Notes are redeemable at the option of the Company, in whole or in part, at any time. The February 2001 Senior Notes are unsecured senior obligations and rank equally in right of payment to all existing and future unsecured senior indebtedness of the Company. The February 2001 Senior Notes are guaranteed, on a senior basis, by certain of the Company's significant operating subsidiaries. In July 2001, the Company exchanged $200.0 million aggregate principal amount of 8% Series B Senior Notes due February 2008 (the "February 2001 Series B Senior Notes") for all of the February 2001 Senior Notes. The terms of the February 2001 Series B Senior Notes are identical in all material respects to the February 2001 Senior Notes.

*Senior subordinated notes -*

On December 27, 1993, the Company issued $130.0 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due in December 2003 (the "Original Notes"). On October 29, 1996, the Company issued $65.0 million aggregate principal amount of 8 3/4% Series B Senior Subordinated Notes due in December 2003, which in February 1997 were exchanged for $65.0 million aggregate principal amount of 8 3/4% Series C Senior Subordinated Notes due in December 2003 (the "Series C Notes"). In February 2002, the Company redeemed the Original Notes and the Series C Notes with the proceeds from the January 2002 Senior Subordinated Notes (as defined below). In connection with this redemption, the Company incurred an extraordinary loss of $2.6 million ($1.6 million, net of income taxes) related to the write-off of the remaining deferred financing costs and unamortized discount.

On March 4, 1999, the Company issued $200.0 million aggregate principal amount of 8 1/2% Senior Subordinated Notes due March 2009 ("Senior Subordinated Notes"). The net proceeds of the offering ($195.0 million) were used to fund the acquisition of the Black Velvet Assets and to pay the fees and expenses related thereto with the remainder of the net proceeds used for general corporate purposes. Interest on the Senior Subordinated Notes is payable semiannually on March 1 and September 1 of each year, beginning September 1, 1999. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2004. The Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of the Company's significant operating subsidiaries.

On January 23, 2002, the Company issued $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012 ("January 2002 Senior Subordinated Notes"). The net proceeds of the offering ($247.2 million) were used to repay the Original Notes and the Series C Notes and to repay a portion of the outstanding indebtedness under the Company's senior credit facility. Interest on the January 2002 Senior Subordinated Notes is payable semiannually on January 15 and July 15 of each year, beginning July 15, 2002. The January 2002 Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2007. The Company may also redeem up to 35% of the January 2002 Senior Subordinated Notes using the proceeds of certain equity offerings completed before January 15, 2005. The January 2002 Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The January 2002 Senior Subordinated Notes are guaranteed, on a senior subordinated basis, by certain of the Company's significant operating subsidiaries.

*Trust Indentures -*

The Company's various Trust Indentures relating to the senior notes and senior subordinated notes contain certain covenants, including, but not limited to: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on senior subordinated indebtedness; (v) limitation on liens; (vi) limitation on sale of assets; (vii) limitation on issuance of guarantees of and pledges for indebtedness; (viii) restriction on transfer of assets; (ix) limitation on subsidiary capital stock; (x) limitation on dividends and other payment restrictions affecting subsidiaries; and (xi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person. The limitation on indebtedness covenant is governed by a rolling four quarter fixed charge ratio requiring a specified minimum.

*Debt payments -*

Principal payments required under long-term debt obligations (excluding unamortized discount) during the next five fiscal years and thereafter are as follows:

| *(in thousands)* | |
|---|---|
| 2003 | $ 81,609 |
| 2004 | 85,047 |
| 2005 | 131,508 |
| 2006 | 2,524 |
| 2007 | 202,042 |
| Thereafter | 872,554 |
| | $ 1,375,284 |

8. INCOME TAXES:

The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach to accounting for income taxes.

Deferred income taxes reflect the temporary difference between assets and liabilities recognized for financial reporting and such amounts recognized for tax purposes.

The income tax provision consisted of the following:

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2002 | February 28, 2001 | February 29, 2000 |
| *(in thousands)* | | | |
| Current: | | | |
| Federal | $ 64,823 | $ 39,082 | $ 38,588 |
| State | 10,930 | 7,934 | 6,091 |
| Foreign | 12,556 | 11,202 | 8,405 |
| Total current | 88,309 | 58,218 | 53,084 |
| Deferred: | | | |
| Federal | (492) | (2,017) | (10,804) |
| State | (251) | 402 | 2,874 |
| Foreign | 4,418 | 8,292 | 6,430 |
| Total deferred | 3,675 | 6,677 | (1,500) |
| Income tax provision | $ 91,984 | $ 64,895 | $ 51,584 |

The foreign provision for income taxes is based on foreign pretax earnings. Earnings of foreign subsidiaries would be subject to U.S. income taxation on repatriation to the U.S. The Company's consolidated financial statements fully provide for any related tax liability on amounts that may be repatriated.

Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income.

Significant components of deferred tax (liabilities) assets consist of the following:

| | February 28, 2002 | February 28, 2001 |
|---|---|---|
| *(in thousands)* | | |
| Depreciation and amortization | $ (174,485) | $ (140,864) |
| Effect of change in accounting method | (1,699) | (7,928) |
| Inventory reserves | (2,232) | (5,791) |
| Insurance accruals | 5,415 | 4,964 |
| Restructuring | 1,004 | 4,292 |
| Other accruals | 18,974 | 13,995 |
| | $ (153,023) | $ (131,332) |

A reconciliation of the total tax provision to the amount computed by applying the statutory U.S. Federal income tax rate to income before provision for income taxes is as follows:

| | For the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 28, 2002 | | February 28, 2001 | | February 29, 2000 | |
| | Amount | % of Pretax Income | Amount | % of Pretax Income | Amount | % of Pretax Income |
| *(in thousands)* | | | | | | |
| Income tax provision at statutory rate | $ 80,486 | 35.0 | $ 56,783 | 35.0 | $ 45,136 | 35.0 |
| State and local income taxes, net of federal income tax benefit | 6,942 | 3.0 | 5,022 | 3.1 | 3,077 | 2.4 |
| Earnings of subsidiaries taxed at other than U.S. statutory rate | 1,105 | 0.5 | 616 | 0.4 | 1,294 | 1.0 |
| Miscellaneous items, net | 3,451 | 1.5 | 2,474 | 1.5 | 2,077 | 1.6 |
| | $ 91,984 | 40.0 | $ 64,895 | 40.0 | $ 51,584 | 40.0 |

9. OTHER LIABILITIES:

The major components of other liabilities are as follows:

| | February 28, 2002 | February 28, 2001 |
|---|---|---|
| *(in thousands)* | | |
| Adverse grape contracts | $ 30,119 | $ - |
| Other | 31,991 | 29,330 |
| | $ 62,110 | $ 29,330 |

10. PROFIT SHARING AND RETIREMENT SAVINGS PLANS:

The Company's retirement and profit sharing plan, the Constellation Brands, Inc. 401(k) and Profit Sharing Plan (the "Plan"), covers substantially all employees, excluding those employees covered by collective bargaining agreements and U.K. employees. The 401(k) portion of the Plan permits eligible employees to defer a portion of their compensation (as defined in the Plan) on a pretax basis. Participants may defer up to 12% of their compensation for the year, subject to limitations of the Plan. The Company makes a matching contribution of 50% of the first 6% of compensation a participant defers. The amount of the Company's contribution under the profit sharing portion of the Plan is in such discretionary amount as the Board of Directors may annually determine, subject to limitations of the Plan. Company contributions were $10.5 million, $8.2 million, and $7.3 million, for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively.

The Company has a defined benefit pension plan which covers substantially all of its U.K. employees, and its assets are held by a Trustee who administers funds separately from the Company's finances. In addition, the Company has defined benefit pension plans covering certain of its Canadian employees.

Net periodic benefit cost included the following components:

| (in thousands) | For the Year Ended February 28, 2002 U.K. | Canadian | Total | For the Year Ended February 28, 2001 Total | For the Year Ended February 29, 2000 Total |
|---|---|---|---|---|---|
| Service cost | $ 3,997 | $ 301 | $ 4,298 | $ 4,380 | $ 4,635 |
| Interest cost | 10,588 | 961 | 11,549 | 11,254 | 11,205 |
| Expected return on plan assets | (14,812) | (1,055) | (15,867) | (16,164) | (16,340) |
| Amortization of prior service cost | - | 8 | 8 | - | - |
| Recognized net actuarial gain | - | (33) | (33) | (95) | - |
| Net periodic benefit (income) cost | $ (227) | $ 182 | $ (45) | $ (625) | $ (500) |

The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts that are primarily included in other assets in the Consolidated Balance Sheets.

| (in thousands) | February 28, 2002 U.K. | Canadian | Total | February 28, 2001 Total |
|---|---|---|---|---|
| Change in benefit obligation: | | | | |
| Benefit obligation as of March 1 | $ 179,314 | $ 14,202 | $ 193,516 | $ 198,797 |
| Service cost | 3,997 | 301 | 4,298 | 4,380 |
| Interest cost | 10,588 | 961 | 11,549 | 11,254 |
| Plan participants' contributions | 1,420 | - | 1,420 | 1,436 |
| Plan amendment | - | 39 | 39 | - |
| Actuarial (gain)loss | (13,427) | 642 | (12,785) | (159) |
| Benefits paid | (6,461) | (813) | (7,274) | (5,513) |
| Foreign currency exchange rate changes | (3,435) | (606) | (4,041) | (16,679) |
| Benefit obligation as of last day of February | $ 171,996 | $ 14,726 | $ 186,722 | $ 193,516 |
| Change in plan assets: | | | | |
| Fair value of plan assets as of March 1 | $ 194,071 | $ 13,640 | $ 207,711 | $ 222,829 |
| Actual return on plan assets | (16,185) | (370) | (16,555) | 6,926 |
| Plan participants' contributions | 1,420 | - | 1,420 | 1,436 |
| Employer contribution | - | 554 | 554 | 573 |
| Benefits paid | (6,461) | (813) | (7,274) | (5,513) |
| Foreign currency exchange rate changes | (3,501) | (540) | (4,041) | (18,540) |
| Fair value of plan assets as of last day of February | $ 169,344 | $ 12,471 | $ 181,815 | $ 207,711 |
| Funded status of the plan as of last day of February: | | | | |
| Funded status | $ (2,652) | $ (2,255) | $ (4,907) | $ 14,195 |
| Unrecognized prior service cost | - | 30 | 30 | - |
| Unrecognized actuarial loss | 28,046 | 620 | 28,666 | 9,423 |
| Prepaid (accrued) benefit cost | $ 25,394 | $ (1,605) | $ 23,789 | $ 23,618 |

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

| | February 28, 2002 U.K. | Canadian | February 28, 2001 U.K. | Canadian |
|---|---|---|---|---|
| Rate of return on plan assets | 7.75% | 8.00% | 7.75% | 8.50% |
| Discount rate | 6.00% | 7.00% | 6.00% | 7.25% |
| Rate of compensation increase | 3.75% | - | 4.00% | - |

## 11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS:

The Company currently sponsors multiple non-pension postretirement and postemployment benefit plans for certain of its Imported Beer and Spirits segment employees.

The status of the plans is as follows:

| | February 28, 2002 | | | February 28, 2001 |
|---|---|---|---|---|
| | Non-U.S. | U.S. | Total | Total |
| *(in thousands)* | | | | |
| Change in benefit obligation: | | | | |
| Benefit obligation as of March 1 | $ 966 | $ 3,219 | $ 4,185 | $ 3,651 |
| Service cost | 27 | 128 | 155 | 136 |
| Interest cost | 80 | 225 | 305 | 261 |
| Benefits paid | (34) | (159) | (193) | (182) |
| Plan amendment | 184 | - | 184 | - |
| Actuarial loss | 75 | 12 | 87 | 366 |
| Foreign currency exchange rate changes | (47) | - | (47) | (47) |
| Benefit obligation as of the last day of February | $ 1,251 | $ 3,425 | $ 4,676 | $ 4,185 |
| Funded status as of the last day of February: | | | | |
| Funded status | $ (1,251) | $ (3,425) | $ (4,676) | $ (4,185) |
| Unrecognized prior service cost | 161 | 191 | 352 | 213 |
| Unrecognized net loss | 267 | 82 | 349 | 281 |
| Accrued benefit liability | $ (823) | $ (3,152) | $ (3,975) | $ (3,691) |
| Components of net periodic benefit cost for the twelve months ended the last day of February: | | | | |
| Service cost | $ 27 | $ 128 | $ 155 | $ 136 |
| Interest cost | 80 | 225 | 305 | 261 |
| Amortization of prior service cost | 19 | 22 | 41 | 22 |
| Recognized net actuarial loss | 9 | - | 9 | - |
| Net periodic benefit cost | $ 135 | $ 375 | $ 510 | $ 419 |

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic non-pension postretirement and postemployment expense:

| | February 28, 2002 | | February 28, 2001 | |
|---|---|---|---|---|
| | Non-U.S. | U.S. | Non-U.S. | U.S. |
| Discount rate | 6.50% | 6.50% | 7.00% | 7.00% |
| Rate of compensation increase | 4.00% | - | 4.00% | - |

At February 28, 2002, a 10.0% annual rate of increase and a 7.5% annual rate of increase in the per capita cost of covered health benefits were assumed for the first year for the Non-U.S. and U.S. plans, respectively. These rates were assumed to decrease gradually to 4.7% over seven years and 4.0% over 3 years for the Non-U.S. and U.S. plans, respectively, and to remain at this level thereafter. Assumed healthcare trend rates could have a significant effect on the amount reported for health care plans. A 1% change in assumed health care cost trend rate would have the following effects:

| | 1% Increase | 1% Decrease |
|---|---|---|
| *(in thousands)* | | |
| Effect on total service and interest cost components | $ 60 | $ (52) |
| Effect on postretirement benefit obligation | $ 541 | $ (468) |

12. COMMITMENTS AND CONTINGENCIES:

*Operating leases -*

Future payments under noncancelable operating leases having initial or remaining terms of one year or more are as follows during the next five fiscal years and thereafter:

| *(in thousands)* | |
|---|---|
| 2003 | $ 20,463 |
| 2004 | 18,172 |
| 2005 | 15,982 |
| 2006 | 13,696 |
| 2007 | 16,729 |
| Thereafter | 100,037 |
| | $ 185,079 |

Rental expense was $24.0 million, $19.6 million, and $17.4 million for Fiscal 2002, Fiscal 2001, and Fiscal 2000, respectively.

*Purchase commitments and contingencies -*

The Company has agreements with suppliers to purchase various spirits of which certain agreements are denominated in British pound sterling and Canadian dollars. The maximum future obligation under these agreements, based upon exchange rates at February 28, 2002, aggregate $19.1 million for contracts expiring through December 2006.

All of the Company's imported beer products are marketed and sold pursuant to exclusive distribution agreements from the suppliers of these products. The Company's agreement to distribute Corona Extra and its other Mexican beer brands exclusively throughout 25 primarily western U.S. states expires in December 2006, with automatic five year renewals thereafter, subject to compliance with certain performance criteria and other terms under the agreement. The remaining agreements expire through June 2008. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At February 28, 2002, the Company believes it is in compliance with all of its material distribution agreements and, given the Company's long-term relationships with its suppliers, the Company does not believe that these agreements will be terminated.

In connection with previous acquisitions as well as with the Turner Road Vintners Assets acquisition and the Corus Assets acquisition, the Company has assumed grape purchase contracts with certain growers and suppliers. In addition, the Company has entered into other grape purchase contracts with various growers and suppliers in the normal course of business. Under the grape purchase contracts, the Company is committed to purchase all grape production yielded from a specified number of acres for a period of time from one to sixteen years. The actual tonnage and price of grapes that must be purchased by the Company will vary each year depending on certain factors, including weather, time of harvest, overall market conditions and the agricultural practices and location of the growers and suppliers under contract. The Company purchased $177.0 million of grapes under these contracts during Fiscal 2002. Based on current production yields and published grape prices, the Company estimates that the aggregate purchases under these contracts over the remaining term of the contracts will be $785.3 million.

In connection with the Turner Road Vintners Assets acquisition and the Corus Assets acquisition, the Company established a reserve for the estimated loss on firm purchase commitments assumed at the time of acquisition of $52.6 million.

The Company's aggregate obligations under bulk wine purchase contracts will be $25.0 million over the remaining term of the contracts which expire through fiscal 2005.

*Employment contracts -*

The Company has employment contracts with certain of its executive officers and certain other management personnel with automatic one year renewals unless terminated by either party. These agreements provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. In addition, these agreements provide for severance payments in the event of specified termination of employment. The aggregate commitment for future compensation and severance, excluding incentive bonuses, was $4.8 million as of February 28, 2002, of which none was accrued as of February 28, 2002.

*Employees covered by collective bargaining agreements -*

Approximately 29% of the Company's full-time employees are covered by collective bargaining agreements at February 28, 2002. Agreements expiring within one year cover approximately 10% of the Company's full-time employees.

*Legal matters -*

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management such liability will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

## 13. STOCKHOLDERS' EQUITY:

*Common stock -*

The Company has two classes of common stock: Class A Common Stock and Class B Convertible Common Stock. Class B Convertible Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Convertible Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are entitled to one vote per share and a cash dividend premium. If the Company pays a cash dividend on Class B Convertible Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Convertible Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Convertible Common Stock.

At February 28, 2002, there were 76,413,648 shares of Class A Common Stock and 12,105,490 shares of Class B Convertible Common Stock outstanding, net of treasury stock.

*Stock repurchase authorization -*

In June 1998, the Company's Board of Directors authorized the repurchase of up to $100.0 million of its Class A Common Stock and Class B Convertible Common Stock. The Company may finance such purchases, which will become treasury shares, through cash generated from operations or through the senior credit facility. No shares were repurchased during Fiscal 2002, Fiscal 2001 and Fiscal 2000.

*Equity offerings –*

During March 2001, the Company completed a public offering of 8,740,000 shares of its Class A Common Stock, which was held as treasury stock. This resulted in net proceeds to the Company, after deducting underwriting discounts and expenses, of $139.4 million. The net proceeds were used to repay revolving loan borrowings under the senior credit facility of which a portion was incurred to partially finance the acquisition of the Turner Road Vintners Assets.

During October 2001, the Company sold 645,000 shares of its Class A Common Stock, which was held as treasury stock, in connection with a public offering of Class A Common Stock by stockholders of the Company. The net proceeds to the Company, after deducting underwriting discounts, of $12.1 million were used to repay borrowings under the senior credit facility.

*Long-term stock incentive plan -*

Under the Company's Long-Term Stock Incentive Plan, nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards may be granted to employees, officers and directors of the Company. At the Company's Annual Meeting of Stockholders held on July 20, 1999, stockholders approved the amendment to the Company's Long-Term Stock Incentive Plan to increase the aggregate number of shares of the Class A Common Stock available for awards under the plan from 16,000,000 shares to 28,000,000 shares. The exercise price, vesting period and term of nonqualified stock options granted are established by the committee administering the plan (the "Committee"). Grants of stock appreciation rights, restricted stock and other stock-based awards may contain such vesting, terms, conditions and other requirements as the Committee may establish. During Fiscal 2002 and Fiscal 2001, no stock appreciation rights were granted. No restricted stock was granted during Fiscal 2002. During Fiscal 2001, 15,100 shares of restricted Class A Common Stock were granted at a weighted average grant date fair value of $13.31 per share.

*Incentive stock option plan -*

Under the Company's Incentive Stock Option Plan, incentive stock options may be granted to employees, including officers, of the Company. Grants, in the aggregate, may not exceed 4,000,000 shares of the Company's Class A Common Stock. The exercise price of any incentive stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. The vesting period and term of incentive stock options granted are established by the Committee. The maximum term of incentive stock options is ten years.

A summary of stock option activity under the Company's long-term stock incentive plan and the incentive stock option plan is as follows:

| | Shares Under Option | Weighted Average Exercise Price | Options Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|
| Balance, February 28, 1999 | 9,019,020 | $ 8.32 | 1,969,140 | $ 6.14 |
| Options granted | 3,279,200 | $ 12.60 | | |
| Options exercised | (750,760) | $ 4.48 | | |
| Options forfeited/canceled | (594,460) | $ 11.24 | | |
| Balance, February 29, 2000 | 10,953,000 | $ 9.70 | 2,949,820 | $ 6.76 |
| Options granted | 3,860,400 | $ 13.01 | | |
| Options exercised | (1,859,136) | $ 7.44 | | |
| Options forfeited/canceled | (645,460) | $ 11.91 | | |
| Balance, February 28, 2001 | 12,308,804 | $ 10.97 | 4,816,884 | $ 8.51 |
| Options granted | 5,115,100 | $ 19.12 | | |
| Options exercised | (4,234,440) | $ 11.20 | | |
| Options forfeited/canceled | (711,656) | $ 15.49 | | |
| Balance, February 28, 2002 | 12,477,808 | $ 14.12 | 7,565,199 | $ 12.31 |

The following table summarizes information about stock options outstanding at February 28, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $ 2.88 - $ 7.50 | 1,729,116 | 4.0 years | $ 5.82 | 1,701,916 | $ 5.84 |
| $ 7.81 - $14.89 | 6,108,392 | 7.3 years | $ 12.66 | 4,228,633 | $ 12.51 |
| $17.74 - $24.30 | 4,640,300 | 9.3 years | $ 19.13 | 1,634,650 | $ 18.54 |
| | 12,477,808 | 7.6 years | $ 14.12 | 7,565,199 | $ 12.31 |

The weighted average fair value of options granted during Fiscal 2002, Fiscal 2001, and Fiscal 2000 was $8.99, $5.45, and $6.57, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.7% for Fiscal 2002, 6.2% for Fiscal 2001, and 5.7% for Fiscal 2000; volatility of 41.0% for Fiscal 2002, 38.8% for Fiscal 2001, and 40.0% for Fiscal 2000; and expected option life of 6.0 years for Fiscal 2002, 4.7 years for Fiscal 2001, and 7.0 years for Fiscal 2000. The dividend yield was 0% for Fiscal 2002, Fiscal 2001, and Fiscal 2000. Forfeitures are recognized as they occur.

*Employee stock purchase plans -*

The Company has a stock purchase plan under which 4,500,000 shares of Class A Common Stock may be issued. Under the terms of the plan, eligible employees may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. During Fiscal 2002, Fiscal 2001, and Fiscal 2000, employees purchased 120,674 shares, 147,776 shares, and 124,248 shares, respectively.

The weighted average fair value of purchase rights granted during Fiscal 2002, Fiscal 2001, and Fiscal 2000 was $5.59, $3.78, and $3.04, respectively. The fair value of purchase rights is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 2.6% for Fiscal 2002, 5.7% for Fiscal 2001, and 5.4% for Fiscal 2000; volatility of 33.2% for Fiscal 2002, 36.8% for Fiscal 2001, and 33.6% for Fiscal 2000; expected purchase right life of 0.5 years for Fiscal 2002, Fiscal 2001, and Fiscal 2000. The dividend yield was 0% for Fiscal 2002, Fiscal 2001, and Fiscal 2000.

The Company has a stock purchase plan under which 2,000,000 shares of the Company's Class A Common Stock may be issued to eligible employees and directors of the Company's United Kingdom subsidiaries. Under the terms of the plan, participants may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price may be no less than 80% of the closing price of the stock on the day the purchase price is fixed by the committee administering the plan. As of February 28, 2002, no shares have been issued.

*Pro forma disclosure -*

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"). Accordingly, no incremental compensation expense has been recognized for its stock-based compensation plans. Had the Company recognized the compensation cost based upon the fair value at the date of grant for awards under its plans consistent with the methodology prescribed by SFAS No. 123, net income and earnings per common share would have been reduced to the pro forma amounts as follows:

| | For the Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 28, 2002 | | February 28, 2001 | | February 29, 2000 | |
| | As Reported | Pro Forma | As Reported | Pro Forma | As Reported | Pro Forma |
| *(in thousands, except per share data)* | | | | | | |
| Net income | $ 136,421 | $ 123,894 | $ 97,342 | $ 86,784 | $ 77,375 | $ 71,474 |
| Earnings per common share: | | | | | | |
| Basic | $ 1.60 | $ 1.45 | $ 1.33 | $ 1.18 | $ 1.07 | $ 0.99 |
| Diluted | $ 1.55 | $ 1.41 | $ 1.30 | $ 1.16 | $ 1.05 | $ 0.97 |

The pro forma effect on net income may not be representative of that to be expected in future years.

## 14. EARNINGS PER COMMON SHARE:

The following table presents earnings per common share as follows:

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2002 | February 28, 2001 | February 29, 2000 |
| *(in thousands, except per share data)* | | | |
| Income before extraordinary item | $ 137,975 | $ 97,342 | $ 77,375 |
| Extraordinary item, net of income taxes | (1,554) | - | - |
| Income applicable to common shares | $ 136,421 | $ 97,342 | $ 77,375 |
| Weighted average common shares outstanding – basic | 85,505 | 73,446 | 72,216 |
| Stock options | 2,320 | 1,305 | 1,780 |
| Weighted average common shares outstanding – diluted | 87,825 | 74,751 | 73,996 |
| Earnings per common share: | | | |
| Basic: | | | |
| Income before extraordinary item | $ 1.62 | $ 1.33 | $ 1.07 |
| Extraordinary item, net of income taxes | (0.02) | - | - |
| Earnings per common share – basic | $ 1.60 | $ 1.33 | $ 1.07 |
| Diluted: | | | |
| Income before extraordinary item | $ 1.57 | $ 1.30 | $ 1.05 |
| Extraordinary item, net of income taxes | (0.02) | - | - |
| Earnings per common share – diluted | $ 1.55 | $ 1.30 | $ 1.05 |

Stock options to purchase 2.2 million, 1.1 million and 0.3 million shares of Class A Common Stock at a weighted average price per share of $20.70, $13.93 and $14.82 were outstanding during the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively, but were not included in the computation of the diluted earnings per common share because the stock options' exercise price was greater than the average market price of the Class A Common Stock for the respective periods.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS:

Accumulated other comprehensive loss includes the following components:

| | Foreign Currency Translation Adjustments | Net Unrealized Gains on Derivatives | Accumulated Other Comprehensive Loss |
|---|---|---|---|
| Balance, February 28, 2001 | $ (26,004) | $ - | $ (26,004) |
| Current-period change | (9,239) | 21 | (9,218) |
| Balance, February 28, 2002 | $ (35,243) | $ 21 | $ (35,222) |

16. RELATED PARTIES:

Agustin Francisco Huneeus, the executive in charge of the Fine Wine segment, along with other members of his immediate family, through various family owned entities (the "Huneeus Interests") engaged in certain transactions with the Fine Wine segment during each of the three years in the period ended February 28, 2002. The Huneeus Interests engage the Fine Wine segment as the exclusive distributor of its Quintessa wines under a long-term contract; sell grapes to the Fine Wine segment pursuant to existing long-term contracts; participate as partners with the Fine Wine segment in the ownership and operation of a winery and vineyards in Chile; and render brand management and other consulting and advisory services in the United States and internationally to the Fine Wine segment and the Company. Total payments to the Huneeus Interests pursuant to these transactions and arrangements totaled $4.8 million, $5.0 million, and $3.2 million for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively. In addition, the Fine Wine segment performs certain wine processing services for the Huneeus Interests. Total fees received from the Huneeus Interests to the Fine Wine segment for these services totaled $0.4 million, $0.6 million, and $0.6 million for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively. As of February 28, 2002, and February 28, 2001, the net amounts due to/from the Huneeus Interests under these agreements are insignificant.

17. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK:

Gross sales to the five largest customers of the Company represented 19.1%, 17.6%, and 17.1% of the Company's gross sales for the fiscal years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively. No single customer was responsible for greater than 10% of gross sales during the fiscal years ended February 28, 2002, February 28, 2001, and February 29, 2000. Accounts receivable from the Company's largest customer, Southern Wine and Spirits, represented 10.0%, 9.8%, and 8.6% of the Company's total accounts receivable as of February 28, 2002, February 28, 2001, and February 29, 2000, respectively. Gross sales to the Company's five largest customers are expected to continue to represent a significant portion of the Company's revenues. The Company's arrangements with certain of its customers may, generally, be terminated by either party with prior notice. The Company performs ongoing credit evaluations of its customers' financial position, and management of the Company is of the opinion that any risk of significant loss is reduced due to the diversity of customers and geographic sales area.

18. CONDENSED CONSOLIDATING FINANCIAL INFORMATION:

The following information sets forth the condensed consolidating balance sheets of the Company as of February 28, 2002, and February 28, 2001, and the condensed consolidating statements of operations and cash flows for each of the three years in the period ended February 28, 2002, for the Company, the parent company, the combined subsidiaries of the Company which guarantee the Company's senior notes and senior subordinated notes ("Subsidiary Guarantors") and the combined subsidiaries of the Company which are not Subsidiary Guarantors, primarily Matthew Clark, which is included in the U.K. Brands and Wholesale segment ("Subsidiary Nonguarantors"). The Subsidiary Guarantors are wholly owned and the guarantees are full, unconditional, joint and several obligations of each of the Subsidiary Guarantors. Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The Subsidiary Guarantors comprise all of the direct and indirect subsidiaries of the Company, other than Matthew Clark, the Company's Canadian subsidiary, and certain other subsidiaries which individually, and in the aggregate, are inconsequential. The accounting policies of the subsidiaries are the same as those described in Note 1 – Summary of Significant Accounting Policies. There are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

| *(in thousands)* | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Condensed Consolidating Balance Sheet at February 28, 2002 | | | | | |
| Current assets: | | | | | |
| Cash and cash investments | $ 838 | $ 2,084 | $ 6,039 | $ - | $ 8,961 |
| Accounts receivable, net | 86,315 | 166,875 | 130,732 | - | 383,922 |
| Inventories, net | 17,662 | 631,050 | 128,934 | (60) | 777,586 |
| Prepaid expenses and other current assets | 7,148 | 40,364 | 13,267 | - | 60,779 |
| Intercompany (payable) receivable | (63,694) | (655) | 64,349 | - | - |
| Total current assets | 48,269 | 839,718 | 343,321 | (60) | 1,231,248 |
| Property, plant and equipment, net | 36,834 | 354,431 | 187,499 | - | 578,764 |
| Investments in subsidiaries | 2,403,915 | 558,263 | - | (2,962,178) | - |
| Other assets | 84,786 | 935,607 | 238,980 | - | 1,259,373 |
| Total assets | $ 2,573,804 | $ 2,688,019 | $ 769,800 | $(2,962,238) | $ 3,069,385 |
| Current liabilities: | | | | | |
| Notes payable | $ 50,000 | $ - | $ 4,775 | $ - | $ 54,775 |
| Current maturities of long-term debt | 71,953 | 3,542 | 6,114 | - | 81,609 |
| Accounts payable | 34,590 | 50,425 | 68,418 | - | 153,433 |
| Accrued excise taxes | 12,244 | 37,033 | 10,961 | - | 60,238 |
| Other accrued expenses and liabilities | 94,067 | 51,250 | 99,838 | - | 245,155 |
| Total current liabilities | 262,854 | 142,250 | 190,106 | - | 595,210 |
| Long-term debt, less current maturities | 1,278,834 | 14,237 | 112 | - | 1,293,183 |
| Deferred income taxes | 39,022 | 91,963 | 32,161 | - | 163,146 |
| Other liabilities | 476 | 38,174 | 23,460 | - | 62,110 |
| Stockholders' equity: | | | | | |
| Class A and class B common stock | 939 | 6,434 | 64,867 | (71,301) | 939 |
| Additional paid-in capital | 431,216 | 1,220,550 | 436,466 | (1,657,016) | 431,216 |
| Retained earnings | 592,279 | 1,176,931 | 56,930 | (1,233,921) | 592,219 |
| Accumulated other comprehensive income (loss) | 1,600 | (2,520) | (34,302) | - | (35,222) |
| Treasury stock and other | (33,416) | - | - | - | (33,416) |
| Total stockholders' equity | 992,618 | 2,401,395 | 523,961 | (2,962,238) | 955,736 |
| Total liabilities and stockholders' equity | $ 2,573,804 | $ 2,688,019 | $ 769,800 | $(2,962,238) | $ 3,069,385 |

| (in thousands) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Condensed Consolidating Balance Sheet at February 28, 2001 | | | | | |
| Current assets: | | | | | |
| Cash and cash investments | $ 142,104 | $ 3,239 | $ 329 | $ - | $ 145,672 |
| Accounts receivable, net | 80,299 | 116,784 | 117,179 | - | 314,262 |
| Inventories, net | 31,845 | 515,274 | 122,965 | (66) | 670,018 |
| Prepaid expenses and other current assets | 6,551 | 33,565 | 20,921 | - | 61,037 |
| Intercompany (payable) receivable | (61,783) | 54,169 | 7,614 | - | - |
| Total current assets | 199,016 | 723,031 | 269,008 | (66) | 1,190,989 |
| Property, plant and equipment, net | 30,554 | 320,143 | 197,917 | - | 548,614 |
| Investments in subsidiaries | 1,835,088 | 525,442 | - | (2,360,530) | - |
| Other assets | 87,764 | 434,782 | 250,020 | - | 772,566 |
| Total assets | $ 2,152,422 | $ 2,003,398 | $ 716,945 | $(2,360,596) | $ 2,512,169 |
| Current liabilities: | | | | | |
| Notes payable | $ - | $ - | $ 4,184 | $ - | $ 4,184 |
| Current maturities of long-term debt | 49,218 | 70 | 4,888 | - | 54,176 |
| Accounts payable | 24,003 | 36,824 | 53,966 | - | 114,793 |
| Accrued excise taxes | 9,411 | 35,474 | 11,069 | - | 55,954 |
| Other accrued expenses and liabilities | 87,385 | 21,624 | 89,044 | - | 198,053 |
| Total current liabilities | 170,017 | 93,992 | 163,151 | - | 427,160 |
| Long-term debt, less current maturities | 1,305,302 | 758 | 1,377 | - | 1,307,437 |
| Deferred income taxes | 33,232 | 71,619 | 27,123 | - | 131,974 |
| Other liabilities | 437 | 2,953 | 25,940 | - | 29,330 |
| Stockholders' equity: | | | | | |
| Class A and class B common stock | 897 | 6,434 | 64,867 | (71,301) | 897 |
| Additional paid-in capital | 267,206 | 742,343 | 436,466 | (1,178,809) | 267,206 |
| Retained earnings | 455,864 | 1,086,311 | 24,109 | (1,110,486) | 455,798 |
| Accumulated other comprehensive income (loss) | 1,096 | (1,012) | (26,088) | - | (26,004) |
| Treasury stock and other | (81,629) | - | - | - | (81,629) |
| Total stockholders' equity | 643,434 | 1,834,076 | 499,354 | (2,360,596) | 616,268 |
| Total liabilities and stockholders' equity | $ 2,152,422 | $ 2,003,398 | $ 716,945 | $(2,360,596) | $ 2,512,169 |

| Condensed Consolidating Statement of Income for the Year Ended February 28, 2002 | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Gross sales | $ 916,826 | $ 2,010,573 | $ 1,105,126 | $ (398,567) | $ 3,633,958 |
| Less – excise taxes | (147,446) | (408,532) | (257,477) | - | (813,455) |
| Net sales | 769,380 | 1,602,041 | 847,649 | (398,567) | 2,820,503 |
| Cost of product sold | (511,714) | (1,172,935) | (615,386) | 398,573 | (1,901,462) |
| Gross profit | 257,666 | 429,106 | 232,263 | 6 | 919,041 |
| Selling, general and administrative expenses | (175,062) | (223,509) | (177,989) | - | (576,560) |
| Operating income | 82,604 | 205,597 | 54,274 | 6 | 342,481 |
| Equity in earnings of subsidiary/joint venture | 90,620 | 34,488 | - | (123,441) | 1,667 |
| Interest expense, net | (3,689) | (106,610) | (3,890) | - | (114,189) |
| Income before income taxes and extraordinary item | 169,535 | 133,475 | 50,384 | (123,435) | 229,959 |
| Provision for income taxes | (31,566) | (42,855) | (17,563) | - | (91,984) |
| Income before extraordinary item | 137,969 | 90,620 | 32,821 | (123,435) | 137,975 |
| Extraordinary item, net of income taxes | (1,554) | - | - | - | (1,554) |
| Net income | $ 136,415 | $ 90,620 | $ 32,821 | $ (123,435) | $ 136,421 |

| (in thousands) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Condensed Consolidating Statement of Income for the Year Ended February 28, 2001 | | | | | |
| Gross sales | $ 741,668 | $ 1,759,368 | $ 979,509 | $ (326,251) | $ 3,154,294 |
| Less – excise taxes | (131,997) | (396,773) | (228,839) | - | (757,609) |
| Net sales | 609,671 | 1,362,595 | 750,670 | (326,251) | 2,396,685 |
| Cost of product sold | (474,913) | (955,893) | (534,697) | 326,273 | (1,639,230) |
| Gross profit | 134,758 | 406,702 | 215,973 | 22 | 757,455 |
| Selling, general and administrative expenses | (140,757) | (150,241) | (195,589) | - | (486,587) |
| Operating income | (5,999) | 256,461 | 20,384 | 22 | 270,868 |
| Equity in earnings of subsidiary | 120,937 | (3,825) | - | (117,112) | - |
| Interest expense, net | (27,840) | (76,076) | (4,715) | - | (108,631) |
| Income before income taxes | 87,098 | 176,560 | 15,669 | (117,090) | 162,237 |
| Benefit from (provision for) income taxes | 10,222 | (55,623) | (19,494) | - | (64,895) |
| Net income | $ 97,320 | $ 120,937 | $ (3,825) | $ (117,090) | $ 97,342 |
| Condensed Consolidating Statement of Income for the Year Ended February 29, 2000 | | | | | |
| Gross sales | $ 742,375 | $ 1,692,070 | $ 1,010,526 | $ (356,272) | $ 3,088,699 |
| Less – excise taxes | (135,196) | (372,450) | (240,584) | - | (748,230) |
| Net sales | 607,179 | 1,319,620 | 769,942 | (356,272) | 2,340,469 |
| Cost of product sold | (444,993) | (983,026) | (546,174) | 356,184 | (1,618,009) |
| Gross profit | 162,186 | 336,594 | 223,768 | (88) | 722,460 |
| Selling, general and administrative expenses | (150,732) | (160,749) | (170,428) | - | (481,909) |
| Nonrecurring charges | - | (2,565) | (2,945) | - | (5,510) |
| Operating income | 11,454 | 173,280 | 50,395 | (88) | 235,041 |
| Equity in earnings of subsidiary | 81,776 | 22,974 | - | (104,750) | - |
| Interest expense, net | (18,701) | (82,265) | (5,116) | - | (106,082) |
| Income before income taxes | 74,529 | 113,989 | 45,279 | (104,838) | 128,959 |
| Benefit from (provision for) income taxes | 2,934 | (32,213) | (22,305) | - | (51,584) |
| Net income | $ 77,463 | $ 81,776 | $ 22,974 | $ (104,838) | $ 77,375 |
| Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2002 | | | | | |
| Net cash provided by operating activities | $ 110,056 | $ 82,669 | $ 20,574 | $ - | $ 213,299 |
| Cash flows from investing activities: | | | | | |
| Purchases of businesses, net of cash acquired | (478,574) | 5,742 | - | - | (472,832) |
| Investment in joint venture | - | (77,282) | - | - | (77,282) |
| Purchases of property, plant and equipment | (11,544) | (43,812) | (15,792) | - | (71,148) |
| Proceeds from sale of assets | - | 35,466 | 349 | - | 35,815 |
| Net cash used in investing activities | (490,118) | (79,886) | (15,443) | - | (585,447) |

| (in thousands) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Cash flows from financing activities: | | | | | |
| Proceeds from issuance of long-term debt, net of discount | 250,000 | - | 2,539 | - | 252,539 |
| Proceeds from equity offerings, net of fees | 151,479 | - | - | - | 151,479 |
| Net proceeds from notes payable | 50,000 | - | 1,403 | - | 51,403 |
| Exercise of employee stock options | 45,027 | - | - | - | 45,027 |
| Proceeds from employee stock purchases | 1,986 | - | - | - | 1,986 |
| Principal payments of long-term debt | (249,720) | (9,346) | (1,916) | - | (260,982) |
| Payment of issuance costs of long-term debt | (4,537) | - | - | - | (4,537) |
| Net cash provided by (used in) financing activities | 244,235 | (9,346) | 2,026 | - | 236,915 |
| Effect of exchange rate changes on cash and cash investments | (5,439) | 5,408 | (1,447) | - | (1,478) |
| Net (decrease) increase in cash and cash investments | (141,266) | (1,155) | 5,710 | - | (136,711) |
| Cash and cash investments, beginning of year | 142,104 | 3,239 | 329 | - | 145,672 |
| Cash and cash investments, end of year | $ 838 | $ 2,084 | $ 6,039 | $ - | $ 8,961 |

Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2001

| | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Net cash provided by (used in) operating activities | $ 92,765 | $ 20,479 | $ (9,469) | $ - | $ 103,775 |
| Cash flows from investing activities: | | | | | |
| Purchases of property, plant and equipment | (5,609) | (42,771) | (19,837) | - | (68,217) |
| Purchases of businesses, net of cash acquired | - | - | (4,459) | - | (4,459) |
| Other | 120 | 930 | 959 | - | 2,009 |
| Net cash used in investing activities | (5,489) | (41,841) | (23,337) | - | (70,667) |
| Cash flows from financing activities: | | | | | |
| Proceeds from issuance of long-term debt | 319,400 | - | - | - | 319,400 |
| Exercise of employee stock options | 13,806 | - | - | - | 13,806 |
| Proceeds from employee stock purchases | 1,547 | - | - | - | 1,547 |
| Principal payments of long-term debt | (220,888) | 639 | (1,659) | - | (221,908) |
| Net repayments of notes payable | (26,800) | (704) | 3,889 | - | (23,615) |
| Payment of issuance costs of long-term debt | (5,794) | - | - | - | (5,794) |
| Net cash provided by (used in) financing activities | 81,271 | (65) | 2,230 | - | 83,436 |
| Effect of exchange rate changes on cash and cash investments | (26,443) | 24,435 | (3,172) | - | (5,180) |

| (in thousands) | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Net increase (decrease) in cash and cash investments | 142,104 | 3,008 | (33,748) | - | 111,364 |
| Cash and cash investments, beginning of year | - | 231 | 34,077 | - | 34,308 |
| Cash and cash investments, end of year | $ 142,104 | $ 3,239 | $ 329 | $ - | $ 145,672 |

Condensed Consolidating Statement of Cash Flows for the Year Ended February 29, 2000

| | Parent Company | Subsidiary Guarantors | Subsidiary Nonguarantors | Eliminations | Consolidated |
|---|---|---|---|---|---|
| Net cash (used in) provided by operating activities | $ (137,490) | $ 245,989 | $ 39,556 | $ - | $ 148,055 |
| Cash flows from investing activities: | | | | | |
| Purchases of property, plant and equipment | (5,163) | (42,220) | (10,364) | - | (57,747) |
| Purchases of businesses, net of cash acquired | - | (453,117) | 207 | - | (452,910) |
| Intercompany equity contributions | (269,899) | 269,899 | - | - | - |
| Other | 13,000 | (2,198) | 4,175 | - | 14,977 |
| Net cash used in investing activities | (262,062) | (227,636) | (5,982) | - | (495,680) |
| Cash flows from financing activities: | | | | | |
| Proceeds from issuance of long-term debt | 1,486,240 | - | - | - | 1,486,240 |
| Exercise of employee stock options | 3,358 | - | - | - | 3,358 |
| Proceeds from employee stock purchases | 1,428 | - | - | - | 1,428 |
| Principal payments of long-term debt | (1,017,850) | (25,550) | (16,552) | - | (1,059,952) |
| Net repayments of notes payable | (56,675) | 400 | (4,354) | - | (60,629) |
| Payment of issuance costs of long-term debt | (14,888) | - | - | - | (14,888) |
| Net cash provided by (used in) financing activities | 401,613 | (25,150) | (20,906) | - | 355,557 |
| Effect of exchange rate changes on cash and cash investments | (5,820) | 5,850 | (1,299) | - | (1,269) |
| Net (decrease) increase in cash and cash investments | (3,759) | (947) | 11,369 | - | 6,663 |
| Cash and cash investments, beginning of year | 3,759 | 1,178 | 22,708 | - | 27,645 |
| Cash and cash investments, end of year | $ - | $ 231 | $ 34,077 | $ - | $ 34,308 |

19. BUSINESS SEGMENT INFORMATION:

The Company reports its operating results in five segments: Popular and Premium Wine (branded popular and premium wine and brandy, and other, primarily grape juice concentrate and bulk wine); Imported Beer and Spirits (primarily imported beer and distilled spirits); U.K. Brands and Wholesale (branded wine, cider and bottled water, and wholesale wine, cider, distilled spirits, beer and soft drinks); Fine Wine (primarily branded super-premium and ultra-premium wine) and Corporate Operations and Other (primarily corporate related items). Segment selection was based upon internal organizational structure, the way in which these operations are managed and their performance evaluated by management and the Company's Board of Directors, the availability of separate financial results, and materiality considerations. The accounting policies of the segments are the same as those described in

Note 1 – Summary of Significant Accounting Policies. The Company evaluates performance based on operating profits of the respective business units.

Segment information is as follows:

| | For the Years Ended | | |
|---|---|---|---|
| | February 28, 2002 | February 28, 2001 | February 29, 2000 |
| *(in thousands)* | | | |
| Popular and Premium Wine: | | | |
| Net sales: | | | |
| Branded: | | | |
| External customers | $ 781,662 | $ 603,948 | $ 623,796 |
| Intersegment | 9,669 | 6,451 | 5,524 |
| Total branded | 791,331 | 610,399 | 629,320 |
| Other: | | | |
| External customers | 57,718 | 64,799 | 86,814 |
| Intersegment | 13,751 | 16,562 | 1,146 |
| Total other | 71,469 | 81,361 | 87,960 |
| Net sales | $ 862,800 | $ 691,760 | $ 717,280 |
| Operating income | $ 104,781 | $ 50,390 | $ 47,305 |
| Equity in earnings of joint venture | $ 1,667 | $ - | $ - |
| Long-lived assets | $ 197,353 | $ 191,500 | $ 195,061 |
| Investment in joint venture | $ 110,520 | $ - | $ - |
| Total assets | $ 1,116,515 | $ 650,554 | $ 642,836 |
| Capital expenditures | $ 22,523 | $ 18,043 | $ 20,788 |
| Depreciation and amortization | $ 30,902 | $ 23,223 | $ 21,098 |
| Imported Beer and Spirits: | | | |
| Net sales: | | | |
| Beer | $ 758,800 | $ 659,371 | $ 570,380 |
| Spirits | 288,568 | 285,743 | 267,762 |
| Net sales | $ 1,047,368 | $ 945,114 | $ 838,142 |
| Operating income | $ 178,805 | $ 167,680 | $ 142,931 |
| Long-lived assets | $ 78,516 | $ 76,777 | $ 78,876 |
| Total assets | $ 711,484 | $ 724,511 | $ 684,228 |
| Capital expenditures | $ 8,350 | $ 6,589 | $ 7,218 |
| Depreciation and amortization | $ 17,940 | $ 16,069 | $ 14,452 |
| U.K. Brands and Wholesale: | | | |
| Net sales: | | | |
| Branded: | | | |
| External customers | $ 296,770 | $ 285,717 | $ 313,027 |
| Intersegment | 574 | 1,193 | 75 |
| Total branded | 297,344 | 286,910 | 313,102 |
| Wholesale | 495,549 | 404,209 | 416,644 |
| Net sales | $ 792,893 | $ 691,119 | $ 729,746 |
| Operating income | $ 47,270 | $ 48,961 | $ 48,473 |
| Long-lived assets | $ 138,109 | $ 145,794 | $ 158,119 |
| Total assets | $ 578,320 | $ 583,203 | $ 636,807 |
| Capital expenditures | $ 12,397 | $ 15,562 | $ 17,949 |
| Depreciation and amortization | $ 19,291 | $ 17,322 | $ 20,238 |

| (in thousands) | For the Years Ended February 28, 2002 | February 28, 2001 | February 29, 2000 |
|---|---|---|---|
| Fine Wine: | | | |
| Net sales: | | | |
| External customers | $ 141,436 | $ 92,898 | $ 62,046 |
| Intersegment | 753 | 217 | 73 |
| Net sales | $ 142,189 | $ 93,115 | $ 62,119 |
| Operating income | $ 39,169 | $ 24,495 | $ 12,708 |
| Long-lived assets | $ 156,790 | $ 130,375 | $ 106,956 |
| Total assets | $ 628,454 | $ 394,740 | $ 357,999 |
| Capital expenditures | $ 23,696 | $ 27,780 | $ 10,741 |
| Depreciation and amortization | $ 12,850 | $ 10,296 | $ 6,028 |
| Corporate Operations and Other: | | | |
| Net sales | $ - | $ - | $ - |
| Operating loss | $ (27,544) | $ (20,658) | $ (16,376) |
| Long-lived assets | $ 7,996 | $ 4,168 | $ 3,959 |
| Total assets | $ 34,612 | $ 159,161 | $ 26,921 |
| Capital expenditures | $ 4,182 | $ 243 | $ 1,051 |
| Depreciation and amortization | $ 4,421 | $ 3,473 | $ 2,907 |
| Intersegment eliminations: | | | |
| Net sales | $ (24,747) | $ (24,423) | $ (6,818) |
| Consolidated: | | | |
| Net sales | $ 2,820,503 | $ 2,396,685 | $ 2,340,469 |
| Operating income | $ 342,481 | $ 270,868 | $ 235,041 |
| Equity in earnings of joint venture | $ 1,667 | $ - | $ - |
| Long-lived assets | $ 578,764 | $ 548,614 | $ 542,971 |
| Investment in joint venture | $ 110,520 | $ - | $ - |
| Total assets | $ 3,069,385 | $ 2,512,169 | $ 2,348,791 |
| Capital expenditures | $ 71,148 | $ 68,217 | $ 57,747 |
| Depreciation and amortization | $ 85,404 | $ 70,383 | $ 64,723 |

The Company's areas of operations are principally in the United States. Operations outside the United States consist of the U.K. Brands and Wholesale segment's operations, which are primarily in the United Kingdom. No other single foreign country or geographic area is significant to the consolidated operations.

## 20. NONRECURRING CHARGES:

During Fiscal 2000, the Company incurred nonrecurring charges of $5.5 million related to the closure of a cider production facility within the U.K. Brands and Wholesale operating segment in the United Kingdom ($2.9 million) and to a management reorganization within the Popular and Premium Wine operating segment ($2.6 million).

## 21. ACCOUNTING PRONOUNCEMENTS:

During 2000 and 2001, the Emerging Issues Task Force ("EITF") addressed various issues related to the income statement classification of certain promotional payments, including EITF Issue No. 00-14 ("EITF No. 00-14"), "Accounting for Certain Sales Incentives," EITF Issue No. 00-22 ("EITF No. 00-22"), "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future," and EITF Issue No. 00-25

("EITF No. 00-25"), "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." In November 2001, the EITF codified EITF No. 00-14, EITF No. 00-22, and EITF No. 00-25 as part of EITF Issue No. 01-09 ("EITF No. 01-09"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF No. 01-09 addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer (including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller). EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor's income statement. The Company currently reports such costs referred to in EITF No. 00-14 and EITF No. 00-25 as selling, general and administrative expenses. The Company is required to adopt EITF No. 01-09 in its financial statements beginning March 1, 2002. Upon adoption of EITF No. 01-09, financial statements for prior periods presented for comparative purposes will be reclassified to comply with the requirements of EITF No. 01-09. For the fiscal years ended February 28, 2002, February 28, 2001, and February 29, 2000, net sales will be reduced by $222.4 million, $176.2 million, and $182.5 million, respectively, cost of product sold will increase by $10.1 million, $7.8 million, and $8.8 million, respectively, and selling, general and administrative expenses will decrease by $232.5 million, $184.0 million, and $191.3 million, respectively. This reclassification will not effect operating income or net income.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations requiring all business combinations to be accounted for using one method, the purchase method. In addition, SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations." SFAS No. 141 is effective immediately for all business combinations initiated after June 30, 2001, as well as for all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The Company is required to adopt SFAS No. 141 for all business combinations for which the acquisition date was before July 1, 2001, for fiscal years beginning March 1, 2002. The adoption of the applicable provisions of SFAS No. 141 has not had a material impact on the Company's financial statements. The Company believes that the adoption of the remaining provisions of SFAS No. 141 will not have a material impact on its financial statements. On March 1, 2002, the Company reclassified $59.9 million of previously identified separable intangible assets into goodwill in accordance with the provisions of SFAS No. 141.

In July 2001, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company is required to apply the provisions of SFAS No. 142 for all goodwill and intangible assets acquired prior to July 1, 2001, for fiscal years beginning March 1, 2002. For goodwill and intangible assets acquired after June 30, 2001, these assets are subject immediately to the nonamortization and amortization provisions of SFAS No. 142. The Company's assessment of the financial impact of SFAS No. 142 on its financial statements is that $27.3 million of amortization expense of existing goodwill and other intangible assets for the fiscal year ending February 28, 2002, will not be incurred in subsequent fiscal years. The required transition impairment evaluations are not expected to result in impairment charges.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS No. 143"), "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is required to adopt SFAS No. 143 for fiscal years beginning March 1, 2003. The Company is currently assessing the financial impact of SFAS No. 143 on its financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). The Company is required to adopt SFAS No. 144 for fiscal years beginning March 1, 2002. The Company believes the financial impact of SFAS No. 144 will not be material on its financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 ("SFAS No. 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds Statement of Financial Accounting Standards No. 4 ("SFAS No. 4"), "Reporting Gains and Losses from Extinguishment of Debt," Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers," and Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." In addition, SFAS No. 145 amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company is required to adopt the provisions related to the rescission of SFAS No. 4 for fiscal years beginning March 1, 2003. All other provisions of SFAS No. 145 are effective for fiscal years beginning March 1, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on its financial statements. However, it will result in a reclassification of the previously reported extraordinary item, net of income taxes, to increase nonoperating expense ($2.6 million) and to decrease the provision for income taxes ($1.0 million).

## 22. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

A summary of selected quarterly financial information is as follows:

| Fiscal 2002 | QUARTER ENDED May 31, 2001 | August 31, 2001 | November 30, 2001 | February 28, 2002 | Full Year |
|---|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | | |
| Net sales | $ 642,110 | $ 740,775 | $ 764,074 | $ 673,544 | $2,820,503 |
| Gross profit | $ 201,950 | $ 237,676 | $ 258,408 | $ 221,007 | $ 919,041 |
| Income before extraordinary item | $ 23,843 | $ 35,934 | $ 49,643 | $ 28,555 | $ 137,975 |
| Extraordinary item, net of income taxes (1) | $ - | $ - | $ - | $ (1,554) | $ (1,554) |
| Net income | $ 23,843 | $ 35,934 | $ 49,643 | $ 27,001 | $ 136,421 |
| Earnings per common share: (2) | | | | | |
| Basic: | | | | | |
| Income before extraordinary item | $ 0.29 | $ 0.42 | $ 0.57 | $ 0.33 | $ 1.62 |
| Extraordinary item, net of income taxes | - | - | - | (0.02) | (0.02) |
| Earnings per common share – basic | $ 0.29 | $ 0.42 | $ 0.57 | $ 0.31 | $ 1.60 |
| Diluted: | | | | | |
| Income before extraordinary item | $ 0.28 | $ 0.41 | $ 0.55 | $ 0.32 | $ 1.57 |
| Extraordinary item, net of income taxes | - | - | - | (0.02) | (0.02) |
| Earnings per common share - diluted | $ 0.28 | $ 0.41 | $ 0.55 | $ 0.30 | $ 1.55 |

| Fiscal 2001 | QUARTER ENDED May 31, 2000 | August 31, 2000 | November 30, 2000 | February 28, 2001 | Full Year |
|---|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | | |
| Net sales | $ 585,580 | $ 637,490 | $ 629,577 | $ 544,038 | $2,396,685 |
| Gross profit | $ 183,873 | $ 200,639 | $ 208,053 | $ 164,890 | $ 757,455 |
| Net income | $ 17,902 | $ 26,110 | $ 34,953 | $ 18,377 | $ 97,342 |
| Earnings per common share: (2) | | | | | |
| Basic | $ 0.25 | $ 0.36 | $ 0.48 | $ 0.25 | $ 1.33 |
| Diluted | $ 0.24 | $ 0.35 | $ 0.47 | $ 0.24 | $ 1.30 |

(1) Represents the write-off of capitalized fees related to the extinguishment of the Company's Original Notes and Series C Notes.

(2) The sum of the quarterly earnings per common share in Fiscal 2002 and Fiscal 2001 may not equal the total computed for the respective years as the earnings per common share are computed independently for each of the quarters presented and for the full year.

**Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure**

Information required by this item has been previously reported in the Company's Current Report on Form 8-K dated April 4, 2002.

## PART III

**Item 10. Directors and Executive Officers of the Registrant**

The information required by this Item (except for the information regarding executive officers required by Item 401 of Regulation S-K which is included in Part I hereof in accordance with General Instruction G(3)) is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on July 23, 2002, under those sections of the proxy statement titled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

**Item 11. Executive Compensation**

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on July 23, 2002, under that section of the proxy statement titled "Executive Compensation" and that caption titled "Director Compensation" under "Election of Directors", which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on July 23, 2002, under those sections of the proxy statement titled "Beneficial Ownership" and "Stock Ownership of Management", and under Proposal No. 3 of the proxy statement, which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

**Item 13. Certain Relationships and Related Transactions**

The information required by this Item is incorporated herein by reference to the Company's proxy statement to be issued in connection with the Annual Meeting of Stockholders of the Company to be held on July 23, 2002, under that section of the proxy statement titled "Executive Compensation", which proxy statement will be filed within 120 days after the end of the Company's fiscal year.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements

The following consolidated financial statements of the Company are submitted herewith:

Report of Independent Public Accountants

Consolidated Balance Sheets - February 28, 2002, and February 28, 2001

Consolidated Statements of Income for the years ended February 28, 2002, February 28, 2001, and February 29, 2000

Consolidated Statements of Changes in Stockholders' Equity for the years ended February 28, 2002, February 28, 2001, and February 29, 2000

Consolidated Statements of Cash Flows for the years ended February 28, 2002, February 28, 2001, and February 29, 2000

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

The following consolidated financial information is submitted herewith:

Selected Quarterly Financial Information (unaudited)

All other schedules are not submitted because they are not applicable or not required under Regulation S-X or because the required information is included in the financial statements or notes thereto.

Individual financial statements of the Registrant have been omitted because the Registrant is primarily an operating company and no subsidiary included in the consolidated financial statements has minority equity interests and/or noncurrent indebtedness, not guaranteed by the Registrant, in excess of 5% of total consolidated assets.

3. Exhibits required to be filed by Item 601 of Regulation S-K

For the exhibits that are filed herewith or incorporated herein by reference, see the Index to Exhibits located on Page 81 of this Report.

(b) Reports on Form 8-K

The following Reports on Form 8-K were filed by the Company with the Securities and Exchange Commission during the fourth quarter of the fiscal year ended February 28, 2002:

(i) Form 8-K dated January 3, 2002. This Form 8-K reported information under Item 5 and included (i) the Company's Condensed Consolidated Balance Sheets as of November 30, 2001 and February 28, 2001; (ii) the Company's Condensed Consolidated Statements of Income for the three months ended November 30, 2001 and November 30, 2000; and (iii) the Company's Condensed Consolidated Statements of Income for the nine months ended November 30, 2001 and November 30, 2000.

(ii) Form 8-K dated January 17, 2002. This Form 8-K reported information under Item 7.

(iii) Form 8-K dated February 5, 2002. This Form 8-K reported information under Item 5.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2002

CONSTELLATION BRANDS, INC.

By: /s/ Richard Sands
Richard Sands, Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Richard Sands
Richard Sands, Chairman of the Board,
President, and Chief Executive Officer
(Principal Executive Officer )
Dated: May 20, 2002

/s/ Thomas S. Summer
Thomas S. Summer, Executive Vice
President and Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)
Dated: May 20, 2002

/s/ Robert Sands
Robert Sands, Director
Dated: May 20, 2002

/s/ George Bresler
George Bresler, Director
Dated: May 20, 2002

/s/ James A. Locke III
James A. Locke III, Director
Dated: May 20, 2002

/s/ Thomas C. McDermott
Thomas C. McDermott, Director
Dated: May 20, 2002

/s/ Paul L. Smith
Paul L. Smith, Director
Dated: May 20, 2002

/s/ Jeanne K. Hauswald
Jeananne K. Hauswald, Director
Dated: May 20, 2002

## INDEX TO EXHIBITS

<u>Exhibit No.</u>

2.1 Asset Purchase Agreement dated as of February 21, 1999 by and among Diageo Inc., UDV Canada Inc., United Distillers Canada Inc. and the Company (filed as Exhibit 2 to the Company's Current Report on Form 8-K dated April 9, 1999 and incorporated herein by reference).

2.2 Stock Purchase Agreement, dated April 21, 1999, between Franciscan Vineyards, Inc., Agustin Huneeus, Agustin Francisco Huneeus, Jean-Michel Valette, Heidrun Eckes-Chantre Und Kinder Beteiligungsverwaltung II, GbR, Peter Eugen Eckes Und Kinder Beteiligungsverwaltung II, GbR, Harald Eckes-Chantre, Christina Eckes-Chantre, Petra Eckes-Chantre and Canandaigua Brands, Inc. (now known as Constellation Brands, Inc.) (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated June 4, 1999 and incorporated herein by reference).

2.3 Stock Purchase Agreement by and between Canandaigua Wine Company, Inc. (a wholly-owned subsidiary of the Company) and Moet Hennessy, Inc. dated April 1, 1999 (filed as Exhibit 2.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1999 and incorporated herein by reference).

2.4 Purchase Agreement dated as of January 30, 2001, by and among Sebastiani Vineyards, Inc., Tuolomne River Vintners Group and Canandaigua Wine Company, Inc. (a wholly-owned subsidiary of the Company) (filed as Exhibit 2.5 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

2.5 First Amendment to Purchase Agreement and Pro Forma Closing Balance Sheet, dated as of March 5, 2001, by and among Sebastiani Vineyards, Inc., Tuolomne River Vintners Group and Canandaigua Wine Company, Inc. (filed as Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2001 and incorporated herein by reference).

2.6 Second Amendment to Purchase Agreement, date as of March 5, 2001, by and among Sebastiani Vineyards, Inc., Tuolomne River Vintners Group and Canandaigua Wine Company, Inc. (filed as Exhibit 2.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2001 and incorporated herein by reference).

2.7 Agreement and Plan of Merger by and among Constellation Brands, Inc., VVV Acquisition Corp. and Ravenswood Winery, Inc. dated as of April 10, 2001 (filed as Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001 and incorporated herein by reference).

3.1 Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2000 and incorporated herein by reference).

3.2 By-Laws of the Company (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2000 and incorporated herein by reference).

4.1 Indenture, dated as of February 25, 1999, among the Company, as issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company (successor Trustee to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 25, 1999 and incorporated herein by reference).

4.2 Supplemental Indenture No. 1, with respect to 8 1/2% Senior Subordinated Notes due 2009, dated as of February 25, 1999, by and among the Company, as Issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company (successor Trustee to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated February 25, 1999 and incorporated herein by reference).

4.3 Supplemental Indenture No. 2, with respect to 8 5/8% Senior Notes due 2006, dated as of August 4, 1999, by and among the Company, as Issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company (successor Trustee to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated July 28, 1999 and incorporated herein by reference).

4.4 Supplemental Indenture No. 3, dated as of August 6, 1999, by and among the Company, Canandaigua B.V., Barton Canada, Ltd., Simi Winery, Inc., Franciscan Vineyards, Inc., Allberry, Inc., M.J. Lewis Corp., Cloud Peak Corporation, Mt. Veeder Corporation, SCV-EPI Vineyards, Inc., and BNY Midwest Trust Company (successor Trustee to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 4.20 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1999 and incorporated herein by reference).

4.5 Supplemental Indenture No. 4, with respect to 8 1/2% Senior Notes due 2009, dated as of May 15, 2000, by and among the Company, as Issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company (successor Trustee to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 4.17 to the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2000 and incorporated herein by reference).

4.6 Supplemental Indenture No. 5, dated as of September 14, 2000, by and among the Company, as Issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company (successor Trustee to The Bank of New York), as Trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2000 and incorporated herein by reference).

4.7 Supplemental Indenture No. 6, dated as of August 21, 2001, among the Company, Ravenswood Winery, Inc. and BNY Midwest Trust Company (successor trustee to Harris Trust and Savings Bank and The Bank of New York, as applicable), as Trustee (filed as Exhibit 4.6 to the Company's Registration Statement on Form S-3 (Pre-effective Amendment No. 1) (Registration No. 333-63480) and incorporated herein by reference).

4.8 Supplemental Indenture No. 7, dated as of January 23, 2002, by and among the Company, as Issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company, as Trustee (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated January 17, 2002 and incorporated herein by reference).

4.9 Credit Agreement, dated as of October 6, 1999, between the Company, certain principal subsidiaries, and certain banks for which JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) acts as Administrative Agent, The Bank of Nova Scotia acts as Syndication Agent, and Credit Suisse First Boston and Citicorp USA, Inc. acts as Co-Documentation Agents (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 and incorporated herein by reference).

4.10 Amendment No. 1 to Credit Agreement, dated as of February 13, 2001, between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed as Exhibit 4.20 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

4.11 Amendment No. 2 to the Credit Agreement, dated as of May 16, 2001 between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001 and incorporated herein by reference).

4.12 Guarantee Assumption Agreement, dated as of July 2, 2001, by Ravenswood Winery, Inc., in favor of JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent, pursuant to the Credit Agreement dated as of October 6, 1999, as amended (filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

4.13 Amendment No. 3 to the Credit Agreement, dated as of September 7, 2001 between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed as Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

4.14 Amendment No. 4 to the Credit Agreement, dated as of January 15, 2002 between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed herewith).

4.15 Indenture, with respect to 8 1/2% Senior Notes due 2009, dated as of November 17, 1999, among the Company, as Issuer, certain principal subsidiaries, as Guarantors, and BNY Midwest Trust Company (successor to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-94369) and incorporated herein by reference).

4.16 Supplemental Indenture No. 1, dated as of August 21, 2001, among the Company, Ravenswood Winery, Inc. and BNY Midwest Trust Company (successor to Harris Trust and Savings Bank), as Trustee (filed as Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

4.17 Indenture, with respect to 8% Senior Notes due 2008, dated as of February 21, 2001, by and among the Company, as Issuer, certain principal subsidiaries, as Guarantors and BNY Midwest Trust Company, as Trustee (filed as Exhibit 4.1 to the Company's Registration Statement filed on Form S-4 (Registration No. 333-60720) and incorporated herein by reference).

4.18 Supplemental Indenture No. 1, dated as of August 21, 2001, among the Company, Ravenswood Winery, Inc. and BNY Midwest Trust Company, as Trustee (filed as Exhibit 4.7 to the Company's Pre-effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-63480) and incorporated herein by reference).

10.1 Barton Incorporated Management Incentive Plan (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1993 and incorporated herein by reference).

10.2 Marvin Sands Split Dollar Insurance Agreement (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1993 and incorporated herein by reference).

10.3 Employment Agreement between Barton Incorporated and Alexander L. Berk dated as of September 1, 1990 as amended by Amendment No. 1 to Employment Agreement between

Barton Incorporated and Alexander L. Berk dated November 11, 1996 (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1998 and incorporated herein by reference).

10.4 Amendment No. 2 to Employment Agreement between Barton Incorporated and Alexander L. Berk dated October 20, 1998 (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1999 and incorporated herein by reference).

10.5 Long-Term Stock Incentive Plan, which amends and restates the Canandaigua Wine Company, Inc. Stock Option and Stock Appreciation Right Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1997 and incorporated herein by reference).

10.6 Amendment Number One to the Company's Long-Term Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1997 and incorporated herein by reference).

10.7 Amendment Number Two to the Company's Long-Term Stock Incentive Plan (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1999 and incorporated herein by reference).

10.8 Amendment Number Three to the Company's Long-Term Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2000 and incorporated herein by reference).

10.9 Amendment Number Four to the Company's Long-Term Stock Incentive Plan (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

10.10 Incentive Stock Option Plan of the Company (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1997 and incorporated herein by reference).

10.11 Amendment Number One to the Company's Incentive Stock Option Plan (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1997 and incorporated herein by reference).

10.12 Amendment Number Two to the Company's Incentive Stock Option Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2000 and incorporated herein by reference).

10.13 Amendment Number Three to the Company's Incentive Stock Option Plan (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

10.14 Annual Management Incentive Plan of the Company (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 1997 and incorporated herein by reference).

10.15 Amendment Number One to the Company's Annual Management Incentive Plan (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1998 and incorporated herein by reference).

10.16 Amendment Number Two to the Company's Annual Management Incentive Plan (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

10.17 Lease, effective December 25, 1997, by and among Matthew Clark Brands Limited and Pontsarn Investments Limited (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1999 and incorporated herein by reference).

10.18 Supplemental Executive Retirement Plan of the Company (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1999 and incorporated herein by reference).

10.19 First Amendment to the Company's Supplemental Executive Retirement Plan (filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1999 and incorporated herein by reference).

10.20 Second Amendment to the Company's Supplemental Executive Retirement Plan (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

10.21 Credit Agreement, dated as of October 6, 1999, between the Company, certain principal subsidiaries, and certain banks for which JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) acts as Administrative Agent, The Bank of Nova Scotia acts as Syndication Agent, and Credit Suisse First Boston and Citicorp USA, Inc. acts as Co-Documentation Agents (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 and incorporated herein by reference).

10.22 Amendment No. 1 to Credit Agreement, dated as of February 13, 2001, between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed as Exhibit 4.20 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2001 and incorporated herein by reference).

10.23 Amendment No. 2 to the Credit Agreement, dated as of May 16, 2001 between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2001 and incorporated herein by reference).

10.24 Guarantee Assumption Agreement, dated as of July 2, 2001, by Ravenswood Winery, Inc., in favor of JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent, pursuant to the Credit Agreement dated as of October 6, 1999, as amended (filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

10.25 Amendment No. 3 to the Credit Agreement, dated as of September 7, 2001 between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed as Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

10.26 Amendment No. 4 to the Credit Agreement, dated as of January 15, 2002 between the Company, certain principal subsidiaries, and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as administrative agent for certain banks (filed herewith as Exhibit 4.14).

10.27 Letter Agreement between the Company and Thomas S. Summer, dated March 10, 1997, addressing compensation (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2000 and incorporated herein by reference).

10.28 Service Agreement between Matthew Clark plc and Peter Aikens, dated September 27, 1991, as amended (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2000 and incorporated herein by reference).

10.29 The Constellation Brands UK Sharesave Scheme, as amended (filed herewith).

11.1 Statement re Computation of Per Share Earnings (filed herewith).

21.1 Subsidiaries of Company (filed herewith).

23.1 Consent of Arthur Andersen LLP (filed herewith).

99.1 1989 Employee Stock Purchase Plan (Restated June 27, 2001) (filed as Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2001 and incorporated herein by reference).

99.2 Letter to the Securities and Exchange Commission pursuant to Temporary Note 3T to Article 3 of Regulation S-X (filed herewith).

# Investor Information

CORPORATE HEADQUARTERS
300 WillowBrook Office Park
Fairport, New York 14450
585-218-2169
888-724-2169

Investor Center: 1-888-922-2150

http://www.cbrands.com

STOCK TRANSFER AGENT AND REGISTRAR
Mellon Investor Services
Overpeck Centre
85 Challenge Road
Ridgefield Park, New Jersey 07660

1-800-288-9541

http://www.melloninvestor.com

STOCK TRADING
The Company's Class A and Class B Common Stock trade on the New York Stock Exchange (NYSE) under the ticker symbols STZ and STZ.B, respectively. As of May 15, 2002, there were 954 and 249 holders of record of Class A and Class B Common Stock, respectively.

DIVIDEND POLICY
The Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividends since its initial public offering in 1973.

INFORMATION REGARDING
FORWARD-LOOKING STATEMENTS
The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2002.

The Annual Report on Form 10-K may be found inside the back pocket of this report or may be obtained by contacting the Constellation Brands, Inc. corporate headquarters at the address provided on this page, or from Constellation Brands' Web site at www.cbrands.com, or by requesting it from the Securities and Exchange Commission (SEC).

ANNUAL STOCKHOLDERS' MEETING
The Annual Meeting will be held at 11:00 a.m. on Tuesday, July 23, 2002, at One HSBC Plaza, Rochester, New York.

*This Annual Report together with the Company's Form 10-K for the fiscal year ended February 28, 2002, which is located in the inside back pocket of this report, form the Annual Report to stockholders. Form 10-K includes important financial and business information regarding the Company. In particular, stockholders should refer to Form 10-K for the Company's: audited financial statements and notes thereto; supplementary financial information; selected financial data; Management's Discussion and Analysis of Financial Condition and Results of Operations; discussion about market risk; description of its industry segments and foreign and domestic operations; and discussion about the market price of and dividends on its common equity and related stockholder matters.*

DESIGN: MASON SELKOWITZ MARKETING
MAJOR PHOTOGRAPHY: JOHN MYERS PHOTOGRAPHY
WRITER: KAREN HORTON COMMUNICATIONS, LLC
PRINTING: CANFIELD & TACK

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Constellation



Constellation

300 WillowBrook Office Park
Fairport, New York 14450

585-218-2169
888-724-2169

www.cbrands.com